In accordance with Rule 202 of Regulation S-T, this portion of Exhibit 99.1 to Registration Statement on Form SB-2 (No. 333-141474) is being filed in paper pursuant to a continuing hardship exemption.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


07049939


PROCESSING
RECEIVED
APR 05 2007
SECTION

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Quaint Oak Bancorp, Inc.
(Exact Name of Registration as Specified in Charter)

0001391933
(Registrant CIK Number)

Exhibit 99.1 to Registration Statement on Form SB-2
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-141474
(SEC File Number, if Available)

(Name of Person Filing the Document (if Other Than the Registrant)


THOMSON
FINANCIAL

BEST AVAILABLE COPY

SIGNATURES

The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Southampton, Commonwealth of Pennsylvania, on the 5th day of April 2007.

QUAINT OAK BANCORP, INC.

By: ______________________
Robert T. Strong
President and Chief Executive Officer

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS (continued)

EXHIBIT I-1
Quaint Oak Bank
Branch Office Network

Exhibit I-1 Quaint Oak Bank Branch Office Network


Quaint Oak Bank
Bucks County
PENNSYLVANIA
NEW JERSEY
Doylestown
Warminster
Newtown
Southampton
Langhorne
Levittown
Bensalem
Trenton
Flemington
Lambertville
New Hope
Hopewell
Pennington
Princeton
Lawrenceville
Ewing
Washington Crossing
Yardley
Norristown
Lansdale
Souderton
Quakertown
Chalfont
Hatboro
Horsham
Willow Grove
Jenkintown
Cheltenham
Conshohocken
Bristol
Burlington
Hamilton Square
Bordentown
0 mi
5
10
15

EXHIBIT I-2
Quaint Oak Bank
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-3
Quaint Oak Bank
Key Operating Ratios

	At or For the Year Ended December 31,	
	2006	2005
Selected Operating Ratios(1):		
Average yield on interest-earning assets	6.70%	6.07%
Average rate on interest-bearing liabilities	3.87	2.98
Average interest rate spread(2)	2.83	3.09
Net interest margin(2)	3.12	3.28
Average interest-earning assets to average interest-bearing liabilities	108.00	107.00
Net interest income after provision for loan losses to non-interest expense	215.00	217.00
Total non-interest expense to average assets	1.32	1.35
Efficiency ratio(3)	42.00	42.00
Return on average assets	0.96	0.99
Return on average equity	12.70	13.55
Average equity to average assets	7.54	7.27
Asset Quality Ratios(4):		
Non-performing loans as a percent of total loans receivable, net (5)	0.40%	1.10%
Non-performing assets as a percent of total assets(5)	0.30	1.00
Allowance for loan losses as a percent of non-performing loans	295.00	85.00
Allowance for loan losses as a percent of total loans receivable	1.04	0.92
Net charge-offs to average loans receivable	0.11	--
Capital Ratios(4):		
Tier 1 leverage ratio	7.79%	7.28%
Tier 1 risk-based capital ratio	12.40	12.09
Total risk-based capital ratio	13.66	13.34

(1) With the exception of end of period ratios, all ratios are based on average balances during the indicated periods.

(2) Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.

(3) The efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.

(4) Asset quality ratios and capital ratios are end of period ratios, except for net charge-offs to average loans receivable.

(5) Non-performing assets consist of non-performing loans. Non-performing loans consist of all loans 90 days or more past due. The accrual interest is discontinued when principal or interest has become 90 days past due. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured.

EXHIBIT I-4
Quaint Oak Bank
Yields and Costs

	Yield/Rate at December 31, 2006	Year Ended December 31, 2006 Average Balance	Interest	Average Yield/ Rate	2005 Average Balance	Interest	Average Yield/ Rate
		(Dollars in Thousands)					
Interest-earning assets:							
Interest-earning deposits	4.99%	$ 3,193	$ 144	4.51%	$ 4,188	$ 145	3.46%
Loans receivable (1)	7.05	55,252	3,775	6.83	48,235	3,042	6.31
Other interest-earning assets	5.25	290	14	4.83	208	6	2.88
Total interest-earning assets	6.85%	58,735	3,933	6.70%	52,631	3,193	6.07%
Non-interest-earning assets		779			1,243		
Total assets		$59,514			$53,874		
Interest-bearing liabilities:							
Passbook accounts	1.39	$ 6,068	84	1.38	$ 8,537	119	1.39
Statement savings accounts	2.72	7,368	207	2.81	9,376	200	2.13
Certificate accounts	4.71	39,885	1,759	4.41	30,795	1,128	3.66
Total deposits		53,321	2,050	3.84	48,708	1,447	2.97
FHLB advances	5.44	939	48	5.11	560	22	3.93
Total interest-bearing liabilities	4.19%	54,260	$ 2,098	3.87%	49,268	$1,469	2.98%
Non-interest-bearing liabilities		767			687		
Total liabilities		55,027			49,955		
Retained earnings		4,487			3,919		
Total liabilities and retained earnings		$59,514			$53,874		
Net interest-earning assets		$ 4,475			$ 3,363		
Net interest income; average interest rate spread			$ 1,835	2.83 %		$1,724	3.09%
Net interest margin (2)				3.12 %			3.28%
Average interest-earning assets to average interest-bearing liabilities				108 %			107%

(1) Includes nonaccrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for loan losses.

(2) Equals net interest income divided by average interest-earning assets.

EXHIBIT I-5
Quaint Oak Bank
Loan Loss Allowance Activity

	At or for the Year Ended December 31,	
	2006	2005
	(Dollars in Thousands)	
Total loans outstanding at end of period	$54,553	$52,690
Average loans outstanding	$55,252	$48,235
Allowance for loan losses, beginning of period	$ 491	$ 347
Provision for loan losses	144	144
Charge-offs:		
One- to four-family residential	(60)	–
Multi-family residential and commercial real estate	–	–
Consumer and other	–	–
Total charge-offs	(60)	–
Recoveries on loans previously charged off	–	–
Allowance for loan losses, end of period	$ 575	$ 491
Allowance for loan losses as a percent of non-performing loans	295.00%	85.00%
Ratio of net charge-offs during the period to average loans outstanding during the period	0.11%	–%

EXHIBIT I-6
Quaint Oak Bank
Interest Rate Risk Analysis

	3 Months or Less	More than 3 Months to 6 Months	More than 6 Months to 1 Year	More than 1 Year to 3 Years	More than 3 Years to 5 Years	More than 5 Years	Total Amount
				(Dollars in Thousands)			
Interest-earning assets(1):							
Loans receivable (2)	$ 4,398	$ 2,374	$ 4,792	$12,892	$ 19,197	$11,312	$54,965
Investment in interest-earning demand & time deposits	4,087	426	1,014	–	–	–	5,527
Investment in Federal Home Loan Bank stock	–	–	–	–	–	263	263
Total interest-earning assets	8,485	2,800	5,806	12,892	19,197	11,575	60,755
Interest-bearing liabilities:							
Passbook accounts	$ 235	$ 235	$ 470	$ 1,354	$ 866	$ 1,542	$ 4,702
Statement savings accounts	844	844	1,688	2,532	633	211	6,752
Escrow accounts	195	196	196	–	–	–	587
Certificate accounts	7,455	9,445	13,007	10,115	4,274	–	44,296
Total interest-bearing liabilities	8,729	10,720	15,361	14,001	5,773	1,753	56,337
Interest-earning assets less interest-bearing liabilities	$(244)	$(7,920)	$(9,555)	$ (1,109)	$ 13,424	$9,822	
Cumulative interest-rate sensitivity gap(3)	$(244)	$(8,164)	$(17,719)	$(18,828)	$(5,404)	$4,418	
Cumulative interest-rate gap as a percentage of total assets at December 31, 2006	(0.4)%	(13.3)%	(28.9)%	(30.8)%	(8.8)%	7.2%	
Cumulative interest-earning assets as a percentage of cumulative interest-bearing liabilities at December 31, 2006	97.2%	58.0%	49.1%	61.4%	90.1%	107.8%	

(1) Interest-earning assets are included in the period in which the balances are expected to be redeployed and/or repriced as a result of anticipated prepayments, scheduled rate adjustments and contractual maturities.

(2) For purposes of the gap analysis, loans receivable includes non-performing loans gross of the allowance for loan losses, undisbursed loan funds, unamortized discounts and deferred loan fees.

(3) Interest-rate sensitivity gap represents the difference between net interest-earning assets and interest-bearing liabilities.

EXHIBIT I-7
Quaint Oak Bank
Contractual Maturity by Loan Type

	One- to Four-Family Residential	Multi-family Residential and Commercial Real Estate	Consumer and Other	Total
	(In Thousands)			
Amounts due after December 31, 2006 in:				
One year or less	$ 4,271	$ 2,897	$ 693	$ 7,861
After one year through three years	1,334	1,648	113	3,095
After three years through five years	4,041	9,643	141	13,825
After five years through ten years	2,479	2,470	393	5,342
After ten years through 15 years	6,334	2,924	1,693	10,951
After 15 years	12,526	852	513	13,891
Total	$30,985	$20,434	$3,546	$54,965

EXHIBIT I-8
Quaint Oak Bank
Fixed Rate and Adjustable Rate Loans

	Fixed-Rate	Floating or Adjustable-Rate	Total
		(In Thousands)	
One- to four-family residential	$ 754	$3,517	$4,271
Multi-family residential and commercial real estate	872	2,025	2,897
Consumer and other	693	–	693
Total	$2,319	$5,542	$7,861

EXHIBIT I-9
Quaint Oak Bank
Loan Portfolio Composition

	December 31,			
	2006		2005	
	Amount	%	Amount	%
	(Dollars in Thousands)			
Real estate loans:				
One- to four-family residential:				
Owner occupied	$19,163	34.9%	$21,704	40.9%
Non-owner occupied	11,800	21.5	8,956	16.9
Total one-to four-family residential loans	30,963	56.4	30,660	57.8
Multi-family residential	4,522	8.2	5,215	9.8
Commercial real estate (1)	14,404	26.2	11,508	21.7
Commercial lines of credit	1,530	2.8	2,088	3.9
Total real estate loans	51,419	93.6	49,471	93.3
Consumer and other loans:				
Loans secured by deposits	11	–	14	–
Home equity loans	3,535	6.4	3,521	6.7
Total consumer loans	3,546	6.4	3,535	6.7
Total loans	54,965	100.0%	53,006	100.0%
Plus (less):				
Deferred loan fees and costs	163		175	
Allowance for loan losses	(575)		(491)	
Net loans	$54,553		$52,690	

(1) Includes construction loans with respect to residential property of $288,100 and $175,876 at December 31, 2006 and 2005, respectively.

EXHIBIT I-10
Quaint Oak Bank
Loan Originations, Purchases and Sales

	Year Ended December 31,	
	2006	2005
	(In thousands)	
Loan originations:		
One- to four-family residential (owner occupied and non-owner occupied)	$ 6,945	$ 8,595
Multi-family residential and commercial real estate	8,781	11,123
Consumer and other	3,095	4,017
Total loan originations	18,821	23,735
Loans sold	(809)	–
Loan principal repayments	(16,053)	(14,351)
Total loans sold and principal repayments	(16,862)	(14,351)
Decreases due to other items, net (1)	(96)	(132)
Net increase in loan portfolio	$ 1,863	$ 9,252

(1) Other items consist of loans in process, deferred fees and the allowance for loan losses.

EXHIBIT I-11
Quaint Oak Bank
Non-Performing Assets

	December 31,	
	2006	2005
	(Dollars in Thousands)	
Non-accruing loans:		
One- to four-family residential	$ –	$ 576
Multi-family residential and commercial real estate	–	–
Consumer and other	–	–
Total non-accruing loans	–	576
Accruing loans 90 days or more past due:		
One- to four-family residential	112	–
Multi-family residential and commercial real estate	83	–
Consumer and other	–	–
Total accruing loans 90 days or more past due	195	–
Total non-performing loans(1)	195	576
Real estate owned, net	–	–
Total non-performing assets	$195	$576
Total non-performing loans as a percentage of loans, net	0.4%	1.1%
Total non-performing loans as a percentage of total assets	0.3%	1.0%
Total non-performing assets as a percentage of total assets	0.3%	1.0%

(1) Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due.

EXHIBIT I-12
Quaint Oak Bank
Deposit Composition

	Year Ended December 31,					
	2006			2005		
	Average Balance	Interest Expense	Average Rate Paid	Average Balance	Interest Expense	Average Rate Paid
	(Dollars in Thousands)					
Passbook	$ 6,068	$ 84	1.39%	$ 8,537	$ 119	1.39%
Statement savings	7,368	207	2.81	9,376	200	2.13
Certificates of deposit	39,885	1,759	4.41	30,795	1,128	3.66
Total interest-bearing deposits	53,321	2,050	3.84	48,708	1,447	2.97
Total deposits	$53,321	$2,050	3.84%	$48,708	$1,447	2.97%

	December 31,			
	2006		2005	
	Amount	%	Amount	%
	(Dollars in Thousands)			
Certificate accounts:				
2.00% - 2.99%	$ –	–%	$ 2,490	4.8%
3.00% - 3.99%	4,218	7.6	17,569	34.1
4.00% - 4.99%	21,430	38.4	15,104	29.3
5.00% - 5.99%	18,648	33.5	485	0.9
6.00% or more	–	–	–	–
Total certificate accounts	44,296	79.5	35,648	69.1
Transaction accounts:				
Passbook	4,702	8.4	7,617	14.7
Statement savings	6,752	12.1	8,347	16.2
Total transaction accounts	11,454	20.5	15,964	30.9
Total deposits	$55,750	100.0%	$51,612	100.0%

EXHIBIT I-13
Quaint Oak Bank
CDs by Rate and Maturity

Certificates of Deposit	Balance at December 31, 2006 Maturing in the 12 Months Ending December 31, 2007	2008	2009	Thereafter	Total
	(In Thousands)				
3.00% - 3.99%	$ 1,936	$1,554	$ 729	$ –	$ 4,219
4.00% - 4.99%	11,441	961	4,922	4,105	21,429
5.00% - 5.99%	16,529	1,881	68	170	18,648
6.00% or more	–	–	–	–	–
Total certificate accounts	$29,906	$4,396	$5,719	$4,275	$44,296

The following table shows the maturities of our certificates of deposit of $100,000 or more at December 31, 2006 by time remaining to maturity.

Quarter Ending:	Amount	Weighted Average Rate
	(Dollars in Thousands)	
March 31, 2007	$ 1,178	4.59%
June 30, 2007	2,669	4.92
September 30, 2007	1,623	5.17
December 31, 2007	2,685	4.84
After December 31, 2007	3,033	4.48
Total certificates of deposit with balances of $100,000 or more	$11,188	4.78%

EXHIBIT I-14
Quaint Oak Bank
Borrowings Activity

	At or For the Year Ended December 31,	
	2006	2005
	(Dollars in Thousands)	
FHLB advances:		
Average balance outstanding	$ 939	$ 560
Maximum amount outstanding at any month-end during the period	3,000	2,000
Balance outstanding at end of period	–	500
Average interest rate during the period	5.18%	3.89%
Weighted average interest rate at end of period	–%	4.23%

EXHIBIT II-1
Quaint Oak Bank
Description of Office Facilities

Description/Address	Leased/Owned	Date of Lease Expiration	Net Book Value of Property	Amount of Deposits
			(In Thousands)	
607 Lakeside Drive Southampton, Pennsylvania 18966	Leased	(1)	$-	$55,750
609 Lakeside Drive Southampton, Pennsylvania 18966	Leased	11/30/2007	$9	–

(1) Such lease is month to month, with 120 days' notice required for termination.

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended	Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1999: Quarter 1	7.75%	4.49%	4.72%	5.25%
Quarter 2	7.75%	4.78%	5.07%	5.81%
Quarter 3	8.25%	4.88%	5.22%	5.90%
Quarter 4	8.50%	5.33%	5.98%	6.45%
2000: Quarter 1	9.00%	5.88%	6.28%	6.03%
Quarter 2	9.50%	5.88%	6.08%	6.03%
Quarter 3	9.50%	6.23%	6.07%	5.80%
Quarter 4	9.50%	5.89%	5.32%	5.12%
2001: Quarter 1	8.00%	4.30%	4.09%	4.93%
Quarter 2	6.75%	3.65%	3.72%	5.42%
Quarter 3	6.00%	2.40%	2.49%	4.60%
Quarter 4	4.75%	1.74%	2.17%	5.07%
2002: Quarter 1	4.75%	1.79%	2.70%	5.42%
Quarter 2	4.75%	1.70%	2.06%	4.86%
Quarter 3	4.75%	1.57%	1.53%	3.63%
Quarter 4	4.25%	1.22%	1.32%	3.83%
2003: Quarter 1	4.25%	1.14%	1.19%	3.83%
Quarter 2	4.00%	0.90%	1.09%	3.54%
Quarter 3	4.00%	0.95%	1.15%	3.96%
Quarter 4	4.00%	0.95%	1.26%	4.27%
2004: Quarter 1	4.00%	0.95%	1.20%	3.86%
Quarter 2	4.00%	1.33%	2.09%	4.62%
Quarter 3	4.75%	1.70%	2.16%	4.12%
Quarter 4	5.25%	2.22%	2.75%	4.24%
2005: Quarter 1	5.75%	2.80%	3.43%	4.51%
Quarter 2	6.00%	3.12%	3.51%	3.98%
Quarter 3	6.75%	3.55%	4.01%	4.34%
Quarter 4	7.25%	4.08%	4.38%	4.39%
2006: Quarter 1	7.75%	4.63%	4.82%	4.86%
Quarter 2	8.25%	5.01%	5.21%	5.15%
Quarter 3	8.25%	4.88%	4.91%	4.64%
Quarter 4	8.25%	5.02%	5.00%	4.71%
As of March 9, 2007	8.25%	5.10%	4.98%	4.59%

(1) End of period data.

Sources: Federal Reserve.

EXHIBIT II-3
Quaint Oak Bank
Market Area Demographic Information

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Demographic Summary: US

	Base 2000	Current 2006	Projected 2011	% Change 2000 - 2006	% Change 2006 - 2011
Total Population (actual)	281,421,906	303,582,361	323,785,827	7.87	6.66
0-14 Age Group (%)	21.41	20.42	19.87	2.88	3.80
15-34 Age Group (%)	28.10	27.45	27.07	5.40	5.16
35-54 Age Group (%)	29.43	29.10	28.18	6.67	3.26
55-69 Age Group (%)	12.01	13.98	15.81	25.56	20.61
70+ Age Group (%)	9.05	9.04	9.07	7.81	6.98
Median Age (actual)	35.3	36.5	37.5	3.40	2.74
Diversity Index (actual)	54.6	58.9	62.0	7.88	5.26
Black (%)	12.32	12.55	12.70	9.96	7.89
Asian (%)	3.64	4.25	4.76	25.97	19.34
White (%)	75.14	72.95	71.22	4.74	4.12
Hispanic (%)	12.55	14.81	16.68	27.32	20.17
Pacific Islander (%)	0.14	0.15	0.15	11.68	8.26
American Indian/Alaska Native (%)	0.88	0.90	0.91	10.16	7.52
Multiple races (%)	2.43	2.78	3.06	23.64	17.40
Other (%)	5.46	6.42	7.21	26.81	19.86
Total Households (actual)	105,480,101	114,049,635	121,863,482	8.12	6.85
$0-25K Households (%)	28.67	22.68	18.89	-14.49	-10.98
$25-50K Households (%)	29.34	25.75	22.43	-5.09	-6.95
$50-100K Households (%)	29.70	31.77	31.44	15.69	5.72
$100K+ Households (%)	12.29	19.80	27.25	74.15	47.05
Average Household Income ($)	56,644	71,092	86,598	25.51	21.81
Median Household Income ($)	42,164	51,546	60,704	22.25	17.77
Per Capita Income ($)	21,587	27,084	32,982	25.46	21.78
$0-35K Net Worth HHs (%)	NA	33.40	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	15.99	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	18.57	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	14.29	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	17.76	NA	NA	NA
Median Household Net Worth ($)	NA	102,887	NA	NA	NA
Average Household Net Worth ($)	NA	483,799	NA	NA	NA
Total Owner Occupied Housing Units	69,815,753	77,663,277	83,309,345	11.24	7.27

$0-100K in Value HUs (%)	44.57	23.62	17.60	-41.06	-20.07
$100-200K in Value HUs (%)	35.18	31.37	27.88	-0.82	-4.65
$200-300K in Value HUs (%)	11.17	17.74	19.14	76.64	15.71
$300-500K in Value HUs (%)	6.12	15.21	18.18	176.27	28.23
$500K+ in Value HUs (%)	2.95	12.07	17.21	355.11	52.93

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page. For more information on ESRI's methodology, click here.

SNL Financial LC, One SNL Plaza, PO Box 2124, Charlottesville, Virginia 22902, (434) 977-1600

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Demographic Summary: Pennsylvania

	Base 2000	Current 2006	Projected 2011	% Change 2000 - 2006	% Change 2006 - 2011
Total Population (actual)	12,281,054	12,590,137	12,833,108	2.52	1.93
0-14 Age Group (%)	19.70	18.28	17.64	-4.88	-1.67
15-34 Age Group (%)	25.71	25.16	24.77	0.33	0.32
35-54 Age Group (%)	29.75	29.72	28.66	2.42	-1.69
55-69 Age Group (%)	13.13	15.03	17.44	17.39	18.24
70+ Age Group (%)	11.71	11.80	11.50	3.32	-0.72
Median Age (actual)	38.0	39.9	41.2	5.00	3.26
Diversity Index (actual)	30.7	33.5	35.9	9.12	7.16
Black (%)	9.97	10.48	10.88	7.76	5.77
Asian (%)	1.79	2.38	2.95	36.13	26.72
White (%)	85.37	83.92	82.66	0.78	0.39
Hispanic (%)	3.21	3.70	4.13	18.09	13.78
Pacific Islander (%)	0.03	0.03	0.04	21.80	9.13
American Indian/Alaska Native (%)	0.15	0.17	0.18	16.33	9.88
Multiple races (%)	1.16	1.26	1.34	11.52	8.57
Other (%)	1.53	1.76	1.95	17.40	13.30
Total Households (actual)	4,777,003	4,937,104	5,056,987	3.35	2.43
$0-25K Households (%)	30.48	23.53	19.17	-20.20	-16.53
$25-50K Households (%)	30.20	26.33	22.71	-9.88	-11.66
$50-100K Households (%)	29.03	32.18	31.60	14.58	0.58
$100K+ Households (%)	10.30	17.96	26.51	80.19	51.24
Average Household Income ($)	52,682	67,200	82,997	27.56	23.51
Median Household Income ($)	40,108	50,132	60,151	24.99	19.99
Per Capita Income ($)	20,880	26,797	33,188	28.34	23.85
$0-35K Net Worth HHs (%)	NA	31.14	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	16.06	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	19.69	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	15.06	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	18.04	NA	NA	NA
Median Household Net Worth ($)	NA	113,152	NA	NA	NA
Average Household Net Worth ($)	NA	494,553	NA	NA	NA
Total Owner Occupied Housing Units	3,406,337	3,573,076	3,663,470	4.89	2.53

$0-100K in Value HUs (%)	53.94	24.65	17.54	-52.06	-27.06
$100-200K in Value HUs (%)	34.39	39.81	34.73	21.42	-10.56
$200-300K in Value HUs (%)	7.39	20.39	23.49	189.20	18.15
$300-500K in Value HUs (%)	3.07	10.60	16.60	262.08	60.60
$500K+ in Value HUs (%)	1.20	4.55	7.64	298.14	72.05

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page. For more information on ESRI's methodology, click here.

SNLi

SNLFinancial

Demographic Summary: Philadelphia-Camden-Wilmington, PA-NJ-DE-MD

	Base 2000	Current 2006	Projected 2011	% Change 2000 - 2006	% Change 2006 - 2011
Total Population (actual)	5,687,147	5,893,679	6,068,035	3.63	2.96
0-14 Age Group (%)	21.20	20.02	19.32	-2.11	-0.64
15-34 Age Group (%)	26.75	25.89	25.78	0.29	2.50
35-54 Age Group (%)	30.03	29.94	29.18	3.30	0.35
55-69 Age Group (%)	12.15	13.96	15.84	19.04	16.82
70+ Age Group (%)	9.86	10.19	9.88	7.05	-0.12
Median Age (actual)	36.2	37.9	39.0	4.70	2.90
Diversity Index (actual)	48.7	51.9	54.4	6.57	4.82
Black (%)	19.90	20.58	21.04	7.17	5.30
Asian (%)	3.27	4.26	5.21	34.89	26.00
White (%)	72.55	70.41	68.59	0.57	0.29
Hispanic (%)	5.03	5.75	6.38	18.36	14.25
Pacific Islander (%)	0.04	0.04	0.04	20.07	5.41
American Indian/Alaska Native (%)	0.20	0.21	0.22	12.86	8.09
Multiple races (%)	1.61	1.76	1.89	13.41	10.48
Other (%)	2.44	2.74	3.00	16.49	12.81
Total Households (actual)	2,134,404	2,220,720	2,294,373	4.04	3.32
$0-25K Households (%)	25.12	19.35	15.71	-19.89	-16.08
$25-50K Households (%)	26.44	21.99	18.17	-13.49	-14.63
$50-100K Households (%)	32.47	32.60	30.17	4.46	-4.39
$100K+ Households (%)	15.96	26.06	35.95	69.93	42.49
Average Household Income ($)	62,826	81,547	101,789	29.80	24.82
Median Household Income ($)	48,201	60,753	73,304	26.04	20.66
Per Capita Income ($)	23,972	31,125	38,915	29.84	25.03
$0-35K Net Worth HHs (%)	NA	28.16	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	15.23	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	18.99	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	16.13	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	21.50	NA	NA	NA
Median Household Net Worth ($)	NA	139,057	NA	NA	NA
Average Household Net Worth ($)	NA	571,657	NA	NA	NA

Total Owner Occupied Housing Units	1,493,585	1,586,903	1,644,990	6.25	3.66
$0-100K in Value HUs (%)	38.52	12.02	7.80	-66.86	-32.74
$100-200K in Value HUs (%)	42.77	27.94	18.14	-30.59	-32.70
$200-300K in Value HUs (%)	11.73	28.99	27.43	162.68	-1.93
$300-500K in Value HUs (%)	5.05	21.72	31.18	356.54	48.80
$500K+ in Value HUs (%)	1.93	9.34	15.46	413.57	71.67

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page. For more information on ESRI's methodology, click here.

SNL Financial LC, One SNL Plaza, PO Box 2124, Charlottesville, Virginia 22902, (434) 977-1600

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Demographic Summary: Bucks, PA

	Base 2000	Current 2006	Projected 2011	% Change 2000 - 2006	% Change 2006 - 2011
Total Population (actual)	597,635	635,445	661,262	6.33	4.06
0-14 Age Group (%)	21.28	20.12	19.55	0.49	1.15
15-34 Age Group (%)	24.00	22.74	22.73	0.77	4.01
35-54 Age Group (%)	33.10	32.29	31.26	3.72	0.74
55-69 Age Group (%)	12.69	15.14	16.93	26.90	16.32
70+ Age Group (%)	8.93	9.71	9.53	15.60	2.17
Median Age (actual)	37.7	40.0	41.0	6.10	2.50
Diversity Index (actual)	18.3	21.6	24.5	18.03	13.43
Black (%)	3.26	3.68	4.03	19.92	14.05
Asian (%)	2.28	3.13	4.00	46.15	32.66
White (%)	92.46	90.92	89.46	4.55	2.40
Hispanic (%)	2.34	2.76	3.12	25.09	17.90
Pacific Islander (%)	0.03	0.03	0.04	32.32	23.04
American Indian/Alaska Native (%)	0.13	0.15	0.17	23.40	16.74
Multiple races (%)	1.01	1.12	1.21	17.74	12.45
Other (%)	0.83	0.96	1.09	24.25	17.33
Total Households (actual)	218,725	231,916	242,088	6.03	4.39
$0-25K Households (%)	16.00	11.30	8.49	-25.12	-21.61
$25-50K Households (%)	24.51	18.43	13.13	-20.27	-25.62
$50-100K Households (%)	37.85	35.03	30.96	-1.87	-7.75
$100K+ Households (%)	21.63	35.24	47.42	72.69	40.49
Average Household Income ($)	73,983	98,527	124,829	33.18	26.70
Median Household Income ($)	59,726	76,234	94,447	27.64	23.89
Per Capita Income ($)	27,430	36,137	45,889	31.74	26.99
$0-35K Net Worth HHs (%)	NA	19.89	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	14.11	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	20.49	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	19.18	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	26.34	NA	NA	NA
Median Household Net Worth ($)	NA	204,847	NA	NA	NA
Average Household Net Worth ($)	NA	689,457	NA	NA	NA
Total Owner Occupied Housing Units	169,205	181,791	189,933	7.44	4.48

$0-100K in Value HUs (%)	13.09	3.10	3.98	-74.53	34.18
$100-200K in Value HUs (%)	55.36	13.46	5.24	-73.88	-59.33
$200-300K in Value HUs (%)	20.32	35.11	27.06	85.63	-19.47
$300-500K in Value HUs (%)	8.52	33.20	39.13	318.60	23.15
$500K+ in Value HUs (%)	2.72	15.13	24.58	498.72	69.71

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page. For more information on ESRI's methodology, click here.

SNL*i*

SNLFinancial

Back to Industry Data Home

Demographic Summary: Montgomery, PA

	Base 2000	Current 2006	Projected 2011	% Change 2000 - 2006	% Change 2006 - 2011
Total Population (actual)	750,097	780,921	804,761	4.11	3.05
0-14 Age Group (%)	20.20	19.44	18.86	0.20	-0.02
15-34 Age Group (%)	24.48	23.14	22.97	-1.60	2.27
35-54 Age Group (%)	31.29	31.14	30.63	3.61	1.37
55-69 Age Group (%)	12.83	14.57	16.37	18.25	15.76
70+ Age Group (%)	11.20	11.71	11.18	8.82	-1.63
Median Age (actual)	38.1	40.0	41.2	4.99	3.00
Diversity Index (actual)	27.5	32.1	35.8	16.73	11.53
Black (%)	7.46	8.46	9.18	17.98	11.83
Asian (%)	4.02	5.44	6.87	40.84	30.00
White (%)	86.46	83.81	81.47	0.92	0.18
Hispanic (%)	2.04	2.38	2.65	21.22	15.09
Pacific Islander (%)	0.03	0.04	0.04	26.67	11.46
American Indian/Alaska Native (%)	0.11	0.13	0.14	19.22	11.47
Multiple races (%)	1.16	1.27	1.35	13.52	9.85
Other (%)	0.75	0.85	0.95	18.83	14.40
Total Households (actual)	286,098	300,751	311,256	5.12	3.49
$0-25K Households (%)	16.05	11.25	8.50	-26.29	-21.82
$25-50K Households (%)	23.99	18.51	13.58	-18.89	-24.06
$50-100K Households (%)	36.48	34.80	29.72	0.26	-11.61
$100K+ Households (%)	23.47	35.44	48.19	58.71	40.75
Average Household Income ($)	79,813	104,603	131,369	31.06	25.59
Median Household Income ($)	60,868	77,383	95,844	27.13	23.86
Per Capita Income ($)	30,898	40,652	51,202	31.57	25.95
$0-35K Net Worth HHs (%)	NA	19.22	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	14.30	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	19.66	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	18.13	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	28.69	NA	NA	NA
Median Household Net Worth ($)	NA	215,128	NA	NA	NA
Average Household Net Worth ($)	NA	735,025	NA	NA	NA
Total Owner Occupied Housing Units	210,233	224,233	232,249	6.66	3.57

$0-100K in Value HUs (%)	14.45	1.68	1.83	-87.57	12.85
$100-200K in Value HUs (%)	55.12	16.26	8.72	-68.54	-44.43
$200-300K in Value HUs (%)	17.98	35.27	25.93	109.19	-23.87
$300-500K in Value HUs (%)	8.57	31.57	39.72	292.76	30.32
$500K+ in Value HUs (%)	3.88	15.22	23.80	318.53	61.94

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page. For more information on ESRI's methodology, click here.

SNLi

SNLFinancial

Back to Industry Data Home

Demographic Summary: Philadelphia, PA

	Base 2000	Current 2006	Projected 2011	% Change 2000 - 2006	% Change 2006 - 2011
Total Population (actual)	1,517,550	1,472,480	1,439,649	-2.97	-2.23
0-14 Age Group (%)	21.28	19.99	19.10	-8.85	-6.60
15-34 Age Group (%)	29.86	29.71	29.31	-3.47	-3.56
35-54 Age Group (%)	26.52	27.04	26.47	-1.07	-4.27
55-69 Age Group (%)	11.82	12.93	14.91	6.15	12.78
70+ Age Group (%)	10.52	10.33	10.21	-4.68	-3.41
Median Age (actual)	34.2	35.2	36.3	2.92	3.12
Diversity Index (actual)	66.9	68.5	69.6	2.39	1.61
Black (%)	43.22	45.17	46.55	1.42	0.75
Asian (%)	4.46	5.67	6.81	23.34	17.42
White (%)	45.02	41.33	38.43	-10.92	-9.10
Hispanic (%)	8.50	9.17	9.70	4.75	3.37
Pacific Islander (%)	0.05	0.05	0.04	1.92	-14.27
American Indian/Alaska Native (%)	0.27	0.28	0.28	2.19	-1.44
Multiple races (%)	2.21	2.28	2.33	0.03	-0.34
Other (%)	4.77	5.21	5.56	5.97	4.32
Total Households (actual)	590,071	578,542	568,365	-1.95	-1.76
$0-25K Households (%)	41.90	35.06	30.12	-17.97	-15.59
$25-50K Households (%)	29.01	26.36	23.98	-10.89	-10.62
$50-100K Households (%)	22.84	26.50	27.83	13.74	3.20
$100K+ Households (%)	6.25	12.08	18.06	89.46	46.83
Average Household Income ($)	41,525	52,020	63,731	25.27	22.51
Median Household Income ($)	30,781	38,168	45,767	24.00	19.91
Per Capita Income ($)	16,509	20,913	25,696	26.68	22.87
$0-35K Net Worth HHs (%)	NA	42.37	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	16.91	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	16.93	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	11.19	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	12.61	NA	NA	NA
Median Household Net Worth ($)	NA	59,860	NA	NA	NA
Average Household Net Worth ($)	NA	359,047	NA	NA	NA
Total Owner Occupied Housing Units	349,633	346,471	338,892	-0.90	-2.19

$0-100K in Value HUs (%)	83.46	39.06	23.84	-53.62	-40.30
$100-200K in Value HUs (%)	13.38	45.73	43.31	238.66	-7.37
$200-300K in Value HUs (%)	1.68	10.30	21.11	507.02	100.45
$300-500K in Value HUs (%)	0.85	3.15	8.41	267.44	161.34
$500K+ in Value HUs (%)	0.63	1.76	3.33	176.45	85.61

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page. For more information on ESRI's methodology, click here.

SNL Financial LC, One SNL Plaza, PO Box 2124, Charlottesville, Virginia 22902, (434) 977-1600

EXHIBIT II-4
Quaint Oak Bank
Market Area Economic Information

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

Pennsylvania state total [42000]

Item	2001	2002	2003	2004
Employment by place of work				
Total employment	6,979,434	6,956,011	6,960,181	7,026,542
By type				
Wage and salary employment	5,933,267	5,891,385	5,861,032	5,884,586
Proprietors employment	1,046,167	1,064,626	1,099,149	1,141,956
Farm proprietors employment	60,721	61,373	59,914	59,931
Nonfarm proprietors employment 2/	985,446	1,003,253	1,039,235	1,082,025
By industry				
Farm employment	83,279	83,977	79,405	79,251
Nonfarm employment	6,896,155	6,872,034	6,880,776	6,947,291
Private employment	6,103,485	6,066,190	6,066,505	6,136,773
Forestry, fishing, related activities, and other 3/	19,404	20,322	18,264	17,541
Mining	27,556	25,680	26,714	28,257
Utilities	33,563	31,887	30,368	29,736
Construction	379,792	371,840	378,391	383,736
Manufacturing	845,445	781,816	738,614	718,823
Wholesale trade	248,711	245,460	247,225	250,209
Retail Trade	821,482	815,803	819,743	827,825
Transportation and warehousing	241,751	243,553	240,140	242,114
Information	147,610	135,843	132,395	126,319
Finance and insurance	346,845	348,531	349,713	347,810
Real estate and rental and leasing	176,223	178,923	185,134	192,462
Professional and technical services	431,869	430,953	433,773	441,294
Management of companies and enterprises	63,328	69,283	70,546	75,927
Administrative and waste services	336,233	334,053	332,895	354,794
Educational services	225,110	227,634	232,110	235,719
Health care and social assistance	835,389	856,050	871,120	887,837
Arts, entertainment, and recreation	122,904	127,986	129,290	133,073
Accommodation and food services	412,092	420,062	424,376	430,466
Other services, except public administration	388,178	400,511	405,694	412,831
Government and government enterprises	792,670	805,844	814,271	810,518
Federal, civilian	104,857	104,515	105,364	104,496
Military	44,528	44,308	44,854	42,442
State and local	643,285	657,021	664,053	663,580
State government	179,803	185,552	187,571	186,858
Local government	463,482	471,469	476,482	476,722

See footnotes at end of table.
Table CA25N

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

Philadelphia-Camden-Wilmington, PA-NJ-DE-MD (MSA) [37980]

Item	2001	2002	2003	2004
Employment by place of work				
Total employment	3,291,033	3,287,684	3,302,844	3,333,574
By type				
Wage and salary employment	2,864,041	2,848,449	2,845,658	2,857,381
Proprietors employment	426,992	439,235	457,186	476,193
Farm proprietors employment	6,628	6,724	6,549	6,549
Nonfarm proprietors employment 2/	420,364	432,511	450,637	469,644
By industry				
Farm employment	15,134	15,291	13,910	13,968
Nonfarm employment	3,275,899	3,272,393	3,288,934	3,319,606
Private employment	2,907,563	2,898,736	2,913,000	2,943,957
Forestry, fishing, related activities, and other 3/	(D)	(D)	(D)	(D)
Mining	(D)	(D)	(D)	(D)
Utilities	11,668 E	11,897 E	12,563	12,081
Construction	166,513	(D)	(D)	(D)
Manufacturing	288,589	268,298	254,043	246,632
Wholesale trade	139,352 E	137,742	137,838	139,712
Retail Trade	360,512	358,427	360,150	364,099
Transportation and warehousing	86,455 E	94,351	94,859	93,733
Information	75,845	69,485	66,963	63,060
Finance and insurance	221,577	223,792	223,220	221,409
Real estate and rental and leasing	97,757	99,762	104,828	108,499
Professional and technical services	279,726	277,231 E	280,842	281,899 E
Management of companies and enterprises	32,448 E	38,987 E	39,620 E	44,475 E
Administrative and waste services	191,701 E	189,055	189,848 E	198,221
Educational services	128,281	131,820	135,480	138,332
Health care and social assistance	406,146	413,354	417,818	425,370
Arts, entertainment, and recreation	60,628	64,094	64,710	66,727
Accommodation and food services	175,844	177,069	179,969	183,440
Other services, except public administration	165,306	171,893	175,442	176,555
Government and government enterprises	368,336	373,657	375,934	375,649
Federal, civilian	58,782	58,540	58,964	58,540
Military	25,930	25,804	26,148	25,178
State and local	283,624	289,313	290,822	291,931
State government	58,694 E	59,854 E	59,921 E	59,907 E
Local government	220,950 E	225,216 E	226,651 E	227,749 E

See footnotes at end of table.
Table CA25N

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

Bucks, Pennsylvania [42017]

Item	2001	2002	2003	2004
Employment by place of work				
Total employment	334,965	337,418	341,110	348,063
By type				
Wage and salary employment	268,397	270,036	271,237	275,293
Proprietors employment	66,568	67,382	69,873	72,770
Farm proprietors employment	915	926	904	904
Nonfarm proprietors employment 2/	65,653	66,456	68,969	71,866
By industry				
Farm employment	1,723	1,737	1,603	1,597
Nonfarm employment	333,242	335,681	339,507	346,466
Private employment	308,882	310,692	314,123	321,115
Forestry, fishing, related activities, and other 3/	696	616	523	471
Mining	589	615	638	570
Utilities	673	698	707	721
Construction	25,265	24,443	25,762	26,950
Manufacturing	39,920	36,811	34,497	34,319
Wholesale trade	18,416	18,055	17,566	17,895
Retail Trade	47,332	46,668	47,166	48,307
Transportation and warehousing	7,305	7,426	7,313	7,529
Information	7,176	6,585	6,493	6,891
Finance and insurance	13,317	13,859	14,261	14,458
Real estate and rental and leasing	12,273	12,878	13,496	13,668
Professional and technical services	26,476	27,081	27,300	27,934
Management of companies and enterprises	1,236	2,520	2,956	3,324
Administrative and waste services	21,839	22,219	22,509	21,840
Educational services	6,823	7,200	7,593	7,964
Health care and social assistance	36,086	37,053	37,690	39,977
Arts, entertainment, and recreation	7,218	7,761	8,116	8,540
Accommodation and food services	17,307	18,345	19,299	18,941
Other services, except public administration	18,935	19,859	20,238	20,816
Government and government enterprises	24,360	24,989	25,384	25,351
Federal, civilian	1,391	1,339	1,256	1,210
Military	1,970	1,966	1,984	1,878
State and local	20,999	21,684	22,144	22,263
State government	1,240	1,206	1,131	1,140
Local government	19,759	20,478	21,013	21,123

See footnotes at end of table.
Table CA25N

April 2006

REGIONAL ECONOMIC INFORMATION SYSTE
BUREAU OF ECONOMIC ANALYSI

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

Montgomery, Pennsylvania [42091]

Item	2001	2002	2003	2004
Employment by place of work				
Total employment	593,926	592,434	588,338	596,083
By type				
Wage and salary employment	521,872	518,242	511,473	516,007
Proprietors employment	72,054	74,192	76,865	80,076
Farm proprietors employment	563	569	556	556
Nonfarm proprietors employment 2/	71,491	73,623	76,309	79,520
By industry				
Farm employment	758	765	724	723
Nonfarm employment	593,168	591,669	587,614	595,360
Private employment	555,111	553,342	548,914	555,968
Forestry, fishing, related activities, and other 3/	262	293	185	195
Mining	438	332	359	393
Utilities	2,101	2,215	2,279	2,069
Construction	33,810	32,771	32,633	33,208
Manufacturing	70,668	65,519	62,056	59,527
Wholesale trade	29,221	28,500	26,929	29,334
Retail Trade	64,984	65,769	64,616	65,696
Transportation and warehousing	11,113	10,918	11,332	11,858
Information	19,743	17,008	15,499	14,991
Finance and insurance	47,475	48,150	46,975	47,312
Real estate and rental and leasing	18,562	18,806	19,615	20,227
Professional and technical services	62,447	64,000	65,854	66,706
Management of companies and enterprises	7,563	8,220	8,198	8,336
Administrative and waste services	41,253	39,826	39,731	41,953
Educational services	14,891	15,029	15,491	16,829
Health care and social assistance	69,022	70,563	70,027	69,474
Arts, entertainment, and recreation	9,410	9,733	10,101	10,565
Accommodation and food services	26,559	28,995	29,562	28,822
Other services, except public administration	25,589	26,695	27,472	28,473
Government and government enterprises	38,057	38,327	38,700	39,392
Federal, civilian	3,456	3,359	3,388	3,571
Military	3,625	3,643	3,693	3,466
State and local	30,976	31,325	31,619	32,355
State government	5,761	5,352	5,366	5,453
Local government	25,215	25,973	26,253	26,902

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

Philadelphia, Pennsylvania [42101]

Item	2001	2002	2003	2004
Employment by place of work				
Total employment	773,656	766,415	762,558	748,680
By type				
Wage and salary employment	722,269	712,189	706,259	689,959
Proprietors employment	51,387	54,226	56,299	58,721
Farm proprietors employment	14	14	14	14
Nonfarm proprietors employment 2/	51,373	54,212	56,285	58,707
By industry				
Farm employment	26	26	24	23
Nonfarm employment	773,630	766,389	762,534	748,657
Private employment	652,524	645,103	642,209	630,983
Forestry, fishing, related activities, and other 3/	(D)	(D)	(D)	(D)
Mining	(D)	(D)	(D)	(D)
Utilities	2,069	1,849	1,743	1,929
Construction	18,176	16,368	16,172	16,007
Manufacturing	41,271	38,504	35,394	33,160
Wholesale trade	21,390	21,263	20,976	19,553
Retail Trade	59,769	56,433	55,985	55,362
Transportation and warehousing	27,799	27,911	27,885	25,707
Information	17,198	17,013	17,456	14,698
Finance and insurance	46,584	46,003	45,697	43,151
Real estate and rental and leasing	14,930	15,086	15,360	15,475
Professional and technical services	61,689	60,268	58,579	58,280
Management of companies and enterprises	5,238	8,442	8,683	9,370
Administrative and waste services	35,029	35,462	35,529	33,502
Educational services	69,359	70,861	72,443	72,164
Health care and social assistance	125,652	126,034	128,025	129,935
Arts, entertainment, and recreation	13,993	14,475	13,760	14,243
Accommodation and food services	51,868	47,672	46,484	47,434
Other services, except public administration	40,233	41,187	41,767	40,747
Government and government enterprises	121,106	121,286	120,325	117,674
Federal, civilian	33,992	34,010	33,902	33,243
Military	5,606	5,491	5,501	5,198
State and local	81,508	81,785	80,922	79,233
State government	11,789	11,796	11,848	11,637
Local government	69,719	69,989	69,074	67,596

See footnotes at end of table.
Table CA25N

April 2006

Footnotes for Table CA25 (NAICS)
Full-time and Part-time Employment by Industry

1/ The estimates of employment are based on the 2002 North American Industry Classification System (NAICS).

2/ Excludes limited partners.

3/ "Other" consists of the number of jobs held by U.S. residents employed by international organizations and foreign embassies and consulates in the United States.

4/ Broomfield County, CO, was created from parts of Adams, Boulder, Jefferson, and Weld counties effective November 15, 2001. Estimates for Broomfield county begin with 2002.

E The estimate shown here constitutes the major portion of the true estimate.

(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.

(L) Less than 10 jobs, but the estimates for this item are included in the totals.

(N) Data not available for this year.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Pennsylvania state total [42000]

Item	2001	2002	2003	2004
Income by place of residence ($000)				
Personal income	372,339,090	382,251,493	392,791,847	412,890,270
Population (persons) 2/	12,296,063	12,324,415	12,364,930	12,394,471
Per capita personal income (dollars)	30,281	31,016	31,767	33,312
Derivation of personal income ($000)				
Earnings by place of work	273,398,164	281,760,797	291,978,764	308,068,372
less: Contributions for government social insurance 3/	31,880,206	32,768,171	33,801,591	35,461,685
Employee & self-employed contrib. for govt. soc. ins.	16,087,032	16,661,628	17,220,710	18,227,448
Employer contributions for govt. social insurance	15,793,174	16,106,543	16,580,881	17,234,237
plus: Adjustment for residence 4/	3,388,679	3,470,424	3,618,425	3,714,841
equals: Net earnings by place of residence	244,906,637	252,463,050	261,795,598	276,321,528
plus: Dividends, interest, and rent 5/	65,227,309	63,611,031	61,619,660	63,731,121
plus: Personal current transfer receipts	62,205,144	66,177,412	69,376,589	72,837,621
Earnings by place of work ($000)				
Components of earnings				
Wage and salary disbursements	202,874,842	206,475,016	212,393,803	222,306,213
Supplements to wages and salaries	40,883,904	45,382,636	48,400,723	52,054,079
Employer contrib. for employee pension & insur. funds	25,090,730	29,276,093	31,819,842	34,819,842
Employer contributions for govt. social insurance	15,793,174	16,106,543	16,580,881	17,234,237
Proprietors' income 6/	29,639,418	29,903,145	31,184,238	33,708,080
Farm proprietors' income	447,414	57,378	563,204	544,112
Nonfarm proprietors' income	29,192,004	29,845,767	30,621,034	33,163,968
Earnings by industry				
Farm earnings	942,871	675,239	1,094,594	1,113,962
Nonfarm earnings	272,455,293	281,085,558	290,884,170	306,954,410
Private earnings	237,080,912	243,587,626	251,478,349	265,600,934
Forestry, fishing, related activities, and other 7/	552,510	465,862	466,233	482,679
Forestry and logging	193,913	146,654	155,135	(D)
Fishing, hunting, and trapping	(D)	(D)	(D)	(D)
Agriculture and forestry support activities	334,834	296,990	289,423	296,520
Other 7/	(D)	(D)	(D)	9,852
Mining	1,702,704	1,517,037	1,629,962	1,820,674
Oil and gas extraction	533,010	318,510	475,852	528,675
Mining (except oil and gas)	1,021,830	1,033,262	990,742	1,099,493
Support activities for mining	147,864	165,265	163,368	192,506
Utilities	3,311,218	3,592,712	3,961,841	4,039,315
Construction	16,019,016	16,405,784	16,866,556	17,981,288
Construction of buildings	4,581,349	4,819,230	5,000,448	5,570,979
Heavy and civil engineering construction	1,962,927	1,938,054	1,957,252	1,993,459
Specialty trade contractors	9,474,740	9,648,500	9,908,856	10,416,850
Manufacturing	45,299,397	45,458,183	45,623,253	46,538,505
Durable goods manufacturing	26,942,640	26,492,237	26,386,482	27,097,999
Wood product manufacturing	1,068,584	1,117,365	1,171,106	1,275,725
Nonmetallic mineral product manufacturing	1,909,378	1,898,835	1,932,886	1,894,226
Primary metal manufacturing	3,293,699	3,060,056	3,015,481	3,172,354
Fabricated metal product manufacturing	4,784,244	4,685,467	4,616,760	4,737,785
Machinery manufacturing	4,086,622	3,778,158	3,523,127	3,697,905
Computer and electronic product manufacturing	3,782,710	3,604,753	3,190,581	3,107,570
Electrical equipment and appliance manufacturing	1,617,410	1,543,463	1,572,160	1,722,196
Motor vehicles, bodies & trailers, and parts mfg.	(D)	(D)	1,577,457	1,368,112
Other transportation equipment manufacturing	(D)	(D)	1,756,461	1,913,071
Furniture and related product manufacturing	1,098,587	1,058,195	1,049,883	1,082,609
Miscellaneous manufacturing	2,353,899	2,691,541	2,980,580	3,126,446
Nondurable goods manufacturing	18,356,757	18,965,946	19,236,771	19,440,506
Food manufacturing	3,361,214	3,531,233	3,600,266	3,629,387
Beverage and tobacco product manufacturing	572,552	603,843	548,114	546,258
Textile mills	404,692	354,689	316,850	311,688
Textile product mills	340,935	319,815	312,567	289,097
Apparel manufacturing	751,817	678,028	614,794	616,564
Leather and allied product manufacturing	155,959	125,923	131,708	124,805
Paper manufacturing	1,881,812	1,916,535	1,820,105	1,822,182
Printing and related support activities	2,086,782	2,018,480	1,974,246	2,025,564
Petroleum and coal products manufacturing	804,468	723,198	935,280	889,059
Chemical manufacturing	5,956,062	6,642,940	6,927,957	7,048,841
Plastics and rubber products manufacturing	2,040,464	2,051,262	2,054,884	2,137,061
Wholesale trade	13,272,570	13,680,416	14,569,036	15,821,290
Retail Trade	19,173,605	19,391,440	20,183,676	20,759,356

See footnotes at end of table.
Table CA05N

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Pennsylvania state total [42000]

Item	2001	2002	2003	2004
Motor vehicle and parts dealers	3,586,812	3,629,417	3,805,465	3,974,927
Furniture and home furnishings stores	763,221	813,975	817,811	855,755
Electronics and appliance stores	933,865	830,488	779,680	775,182
Building material and garden supply stores	1,427,423	1,454,450	1,528,763	1,689,319
Food and beverage stores	3,403,381	3,548,680	3,678,111	3,627,799
Health and personal care stores	1,431,086	1,505,100	1,554,296	1,636,337
Gasoline stations	949,445	894,559	875,249	923,273
Clothing and clothing accessories stores	1,313,701	1,352,804	1,365,196	1,387,238
Sporting goods, hobby, book and music stores	630,404	661,518	754,060	743,011
General merchandise stores	2,086,141	2,122,654	2,349,013	2,412,549
Miscellaneous store retailers	1,132,798	1,129,293	1,142,947	1,171,181
Nonstore retailers	1,515,328	1,448,502	1,533,085	1,562,785
Transportation and warehousing	10,485,288	10,606,142	10,786,254	11,323,832
Air transportation	1,720,794	1,608,494	1,410,426	1,316,616
Rail transportation	(D)	(D)	(D)	(D)
Water transportation	75,157	63,466	63,063	58,834
Truck transportation	3,502,720	3,560,677	3,654,796	3,860,925
Transit and ground passenger transportation	624,564	646,510	668,804	695,670
Pipeline transportation	628,542	327,052	331,357	347,877
Scenic and sightseeing transportation	14,638	15,402	17,506	24,413
Support activities for transportation	953,094	1,048,406	1,184,160	1,260,151
Couriers and messengers	(D)	(D)	(D)	(D)
Warehousing and storage	1,141,761	1,428,220	1,520,437	1,691,997
Information	9,007,117	8,511,048	8,501,649	8,616,291
Publishing industries, except Internet	2,007,448	2,024,823	2,102,621	2,184,095
Motion picture and sound recording industries	270,534	265,008	283,470	273,804
Broadcasting, except Internet	1,879,313	1,840,083	1,755,818	1,822,049
Internet publishing and broadcasts	66,080	71,024	96,651	102,197
Telecommunications	3,074,798	2,975,629	3,022,058	3,122,589
ISPs, search portals, and data processing	1,593,067	1,210,803	1,115,128	979,043
Other information services	115,877	123,678	125,903	132,514
Finance and insurance	18,792,144	19,707,911	20,650,009	21,875,350
Monetary authorities - central bank	(D)	(D)	101,028	101,622
Credit intermediation and related activities	5,450,760	5,981,741	6,520,265	6,796,283
Securities, commodity contracts, investments	3,852,836	3,707,141	3,786,405	4,090,247
Insurance carriers and related activities	7,798,569	8,359,015	8,667,148	9,113,683
Funds, trusts, and other financial vehicles	(D)	(D)	1,575,163	1,773,515
Real estate and rental and leasing	5,504,173	5,651,902	5,682,003	6,369,096
Real estate	4,037,534	3,893,571	4,186,981	4,826,439
Rental and leasing services	1,251,670	1,456,802	1,322,392	1,368,763
Lessors of nonfinancial intangible assets	214,969	301,529	172,630	173,894
Professional and technical services	25,715,803	25,725,982	25,954,641	27,827,343
Management of companies and enterprises	4,726,412	5,143,929	5,569,678	6,565,917
Administrative and waste services	8,514,180	8,863,987	9,081,146	9,888,399
Administrative and support services	7,801,003	8,155,767	8,388,480	9,131,790
Waste management and remediation services	713,177	708,220	692,666	756,609
Educational services	6,836,743	7,331,685	7,900,742	8,313,257
Health care and social assistance	31,467,397	33,702,290	35,389,343	37,875,649
Ambulatory health care services	13,623,206	14,384,748	15,020,620	16,114,794
Hospitals	10,656,355	11,458,920	12,055,529	12,955,481
Nursing and residential care facilities	4,775,800	5,183,289	5,483,621	5,764,354
Social assistance	2,412,036	2,675,333	2,829,573	3,041,020
Arts, entertainment, and recreation	2,329,893	2,472,981	2,568,629	2,662,486
Performing arts and spectator sports	1,059,720	1,145,952	1,186,999	1,193,743
Museums, historical sites, zoos, and parks	171,884	186,389	191,907	201,280
Amusement, gambling, and recreation	1,098,289	1,140,640	1,189,723	1,267,463
Accommodation and food services	6,129,192	6,469,658	6,644,557	6,925,525
Accommodation	1,273,219	1,321,696	1,297,719	1,319,923
Food services and drinking places	4,855,973	5,147,962	5,346,838	5,605,602
Other services, except public administration	8,241,550	8,888,677	9,449,141	9,914,682
Repair and maintenance	2,536,422	2,610,226	2,720,515	2,915,875
Personal and laundry services	1,777,281	1,879,766	1,931,473	1,981,413
Membership associations and organizations	3,383,165	3,852,012	4,105,249	4,295,257
Private households	544,682	546,673	691,904	722,137
Government and government enterprises	35,374,381	37,497,932	39,405,821	41,353,476
Federal, civilian	7,633,364	7,971,280	8,152,152	8,762,848
Military	992,498	1,197,604	1,605,277	1,664,040

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Pennsylvania state total [42000]

Item	2001	2002	2003	2004
State and local	26,748,519	28,329,048	29,648,392	30,926,588
State government	7,421,932	7,899,987	8,243,634	8,491,192
Local government	19,326,587	20,429,061	21,404,758	22,435,396

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

See footnotes at end of table.
Table CA05N

April 2006

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Philadelphia-Camden-Wilmington, PA-NJ-DE-MD (MSA) [37980]

Item	2001	2002	2003	2004
Income by place of residence ($000)				
Personal income	199,839,624	206,482,580	213,361,901	224,811,312
Population (persons) 2/	5,712,709	5,740,462	5,770,992	5,798,956
Per capita personal income (dollars)	34,982	35,970	36,971	38,768
Derivation of personal income ($000)				
Earnings by place of work	152,315,885	158,645,788	165,416,208	174,945,196
less: Contributions for government social insurance 3/	17,488,439	18,134,163	18,828,327	19,758,211
Employee & self-employed contrib. for govt. soc. ins.	8,819,753	9,203,469	9,576,622	10,102,608
Employer contributions for govt. social insurance	8,668,686	8,930,694	9,251,705	9,655,603
plus: Adjustment for residence 4/	3,042,867	3,065,238	3,091,446	3,196,978
equals: Net earnings by place of residence	137,870,313	143,576,863	149,679,327	158,383,963
plus: Dividends, interest, and rent 5/	33,961,069	32,965,388	32,195,988	33,622,855
plus: Personal current transfer receipts	28,008,242	29,940,329	31,486,586	32,804,494
Earnings by place of work ($000)				
Components of earnings				
Wage and salary disbursements	114,284,263	116,530,388	121,004,942	127,115,006
Supplements to wages and salaries	22,378,793	25,128,432	26,942,819	28,849,003
Employer contrib. for employee pension & insur. funds	13,710,107	16,197,738	17,691,114	19,193,400
Employer contributions for govt. social insurance	8,668,686	8,930,694	9,251,705	9,655,603
Proprietors' income 6/	15,652,829	16,986,968	17,468,447	18,981,187
Farm proprietors' income	77,791	15,162	76,353	64,668
Nonfarm proprietors' income	15,575,038	16,971,806	17,392,094	18,916,519
Earnings by industry				
Farm earnings	294,293	284,857	307,925	321,748
Nonfarm earnings	152,021,592	158,360,931	165,108,283	174,623,448
Private earnings	133,620,127	138,659,715	144,432,903	152,761,335
Forestry, fishing, related activities, and other 7/	(D)	(D)	(D)	(D)
Forestry and logging	(D)	(D)	(D)	(D)
Fishing, hunting, and trapping	(D)	(D)	(D)	(D)
Agriculture and forestry support activities	(D)	(D)	(D)	(D)
Other 7/	(D)	(D)	(D)	9,852
Mining	(D)	(D)	(D)	(D)
Oil and gas extraction	(D)	(D)	(D)	(D)
Mining (except oil and gas)	(D)	(D)	(D)	(D)
Support activities for mining	(D)	(D)	(D)	(D)
Utilities	1,500,506 E	1,843,694 E	2,127,379	2,154,470
Construction	8,659,168	(D)	(D)	(D)
Construction of buildings	2,278,475	2,505,372	2,703,633 E	2,827,491 E
Heavy and civil engineering construction	1,091,812	(D)	(D)	(D)
Specialty trade contractors	5,288,881	5,440,168	5,743,157	6,135,746
Manufacturing	19,303,235	19,487,704	20,003,517	20,084,326
Durable goods manufacturing	9,328,381 E	(D)	(D)	9,504,329 E
Wood product manufacturing	129,248 E	120,052 E	118,405 E	141,359 E
Nonmetallic mineral product manufacturing	442,027 E	446,887 E	489,749 E	508,741 E
Primary metal manufacturing	529,496 E	499,831 E	480,937 E	482,218 E
Fabricated metal product manufacturing	1,451,590	1,392,684	1,396,714	1,345,198
Machinery manufacturing	1,221,434 E	1,053,537 E	940,274	942,892
Computer and electronic product manufacturing	2,466,168 E	2,414,590 E	2,429,800 E	2,544,458 E
Electrical equipment and appliance manufacturing	(D)	367,209 E	350,353 E	363,660 E
Motor vehicles, bodies & trailers, and parts mfg.	(D)	(D)	(D)	(D)
Other transportation equipment manufacturing	(D)	(D)	(D)	(D)
Furniture and related product manufacturing	375,766 E	348,742 E	337,884 E	337,782
Miscellaneous manufacturing	931,696 E	1,056,072 E	1,190,128 E	1,318,439 E
Nondurable goods manufacturing	8,996,174 E	(D)	(D)	9,341,052 E
Food manufacturing	1,201,031 E	1,278,645 E	1,276,086 E	1,243,321 E
Beverage and tobacco product manufacturing	(D)	(D)	173,614 E	(D)
Textile mills	176,456 E	162,332 E	164,353 E	(D)
Textile product mills	82,602 E	77,809 E	83,717 E	83,412 E
Apparel manufacturing	288,040 E	271,849 E	254,382 E	267,476 E
Leather and allied product manufacturing	(D)	(D)	(D)	(D)
Paper manufacturing	745,878 E	772,354	743,635	752,241
Printing and related support activities	1,044,995 E	1,004,109 E	984,638 E	1,025,006 E
Petroleum and coal products manufacturing	525,473 E	472,541 E	(D)	(D)
Chemical manufacturing	4,411,311	4,710,532	4,874,272	4,864,576
Plastics and rubber products manufacturing	(D)	(D)	(D)	(D)
Wholesale trade	8,815,804 E	9,124,470	9,667,605	10,588,889
Retail Trade	9,745,200	9,990,493	10,299,211	10,643,243

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Philadelphia-Camden-Wilmington, PA-NJ-DE-MD (MSA) (37980)

Item	2001	2002	2003	2004
Motor vehicle and parts dealers	1,709,130	1,796,714	1,876,780	1,958,108
Furniture and home furnishings stores	472,360	495,467	489,785	529,181
Electronics and appliance stores	541,731	510,441	489,258	511,038
Building material and garden supply stores	664,974	699,034	746,275	825,977
Food and beverage stores	1,737,933	1,815,463	1,901,869	1,929,894
Health and personal care stores	800,219	838,950	905,442	937,695
Gasoline stations	280,616	267,843	268,978	271,551
Clothing and clothing accessories stores	882,476	871,860	870,320	873,926
Sporting goods, hobby, book and music stores	310,910	318,001	327,333	329,751
General merchandise stores	914,641	971,326	979,558	1,026,203
Miscellaneous store retailers	552,817	551,550	543,015	557,083
Nonstore retailers	877,393	853,844	900,598	892,836
Transportation and warehousing	(D)	4,036,316	4,159,504	4,383,325
Air transportation	435,149 E	418,143 E	367,441 E	363,196 E
Rail transportation	374,209	354,935	349,382 E	364,224 E
Water transportation	(D)	(D)	(D)	(D)
Truck transportation	1,073,773	1,111,032	1,164,337	1,246,998
Transit and ground passenger transportation	314,369	314,753	330,388	334,509
Pipeline transportation	(D)	(D)	(D)	(D)
Scenic and sightseeing transportation	(D)	(D)	(D)	(D)
Support activities for transportation	633,753	708,337	740,718 E	772,003 E
Couriers and messengers	(D)	(D)	(D)	(D)
Warehousing and storage	405,120 E	436,765 E	491,293 E	521,539 E
Information	5,702,824	5,152,941	4,987,487	5,034,711
Publishing industries, except Internet	1,212,358 E	1,160,336 E	1,258,111 E	1,321,650 E
Motion picture and sound recording industries	234,892 E	202,959 E	217,928 E	209,910 E
Broadcasting, except Internet	1,195,410 E	1,142,463 E	939,344 E	(D)
Internet publishing and broadcasts	(D)	(D)	80,885 E	(D)
Telecommunications	1,603,240 E	1,613,834 E	1,634,288 E	1,603,025 E
ISPs, search portals, and data processing	1,265,848 E	852,626 E	768,158 E	705,938 E
Other information services	50,656 E	(D)	53,233 E	66,848 E
Finance and insurance	15,239,307	15,901,018	16,457,464	17,457,266
Monetary authorities - central bank	(D)	(D)	(D)	(D)
Credit intermediation and related activities	5,198,213	5,771,250	6,226,442 E	6,501,954 E
Securities, commodity contracts, investments	(D)	(D)	(D)	(D)
Insurance carriers and related activities	4,839,965 E	5,124,346 E	5,268,126	5,598,570
Funds, trusts, and other financial vehicles	(D)	(D)	(D)	(D)
Real estate and rental and leasing	3,436,394	3,595,855	3,796,342	4,286,157
Real estate	2,416,756 E	2,383,391 E	2,820,253 E	3,088,784 E
Rental and leasing services	(D)	(D)	(D)	(D)
Lessors of nonfinancial intangible assets	(D)	(D)	(D)	(D)
Professional and technical services	19,280,018	19,671,980 E	20,197,631	21,508,926 E
Management of companies and enterprises	2,534,342 E	2,883,168 E	3,175,356 E	3,701,691 E
Administrative and waste services	5,758,297 E	6,093,863	6,345,955 E	6,789,977
Administrative and support services	5,421,761	5,745,671	6,016,871	6,421,001
Waste management and remediation services	348,009 E	348,192	352,338 E	368,976
Educational services	4,147,514	4,448,101	4,876,090	5,204,608
Health care and social assistance	16,655,964	17,965,810	18,906,819	20,266,225
Ambulatory health care services	7,243,186	7,824,267	8,106,079	8,673,232
Hospitals	5,568,987 E	5,977,853 E	6,387,060 E	6,913,099 E
Nursing and residential care facilities	2,378,351	2,566,689	2,655,025	2,773,298
Social assistance	1,269,226 E	1,432,145 E	1,523,964 E	1,651,073 E
Arts, entertainment, and recreation	1,369,491	1,485,267	1,575,354	1,656,390
Performing arts and spectator sports	(D)	722,146 E	753,459 E	783,103 E
Museums, historical sites, zoos, and parks	(D)	(D)	136,354 E	143,937 E
Amusement, gambling, and recreation	521,444 E	600,682 E	645,175 E	689,344 E
Accommodation and food services	3,079,758	3,241,678	3,300,728	3,483,740
Accommodation	504,123 E	535,435	525,715	551,842
Food services and drinking places	2,486,737 E	2,706,243	2,775,013	2,931,898
Other services, except public administration	4,058,274	4,401,272	4,764,859	4,895,090
Repair and maintenance	1,275,569	1,318,468	1,406,989	1,417,835
Personal and laundry services	909,901	992,020	1,050,311	1,070,356
Membership associations and organizations	1,601,087	1,809,658	1,954,304	2,037,251
Private households	271,717	281,126	353,255	369,648
Government and government enterprises	18,401,465	19,701,216	20,675,380	21,862,113
Federal, civilian	4,317,717	4,507,852	4,637,727	4,990,907
Military	730,691	889,483	1,106,895	1,160,251

See footnotes at end of table.
Table CA05N

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Philadelphia-Camden-Wilmington, PA-NJ-DE-MD (MSA) [37980]

Item	2001	2002	2003	2004
State and local	13,353,057	14,303,881	14,930,758	15,710,955
State government	2,750,740 E	2,942,727 E	3,048,270 E	3,221,260 E
Local government	10,429,938 E	11,171,034 E	11,684,844 E	12,281,201 E

See footnotes at end of table.
Table CA05N

April 2006

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Bucks, Pennsylvania [42017]

Item	2001	2002	2003	2004
Income by place of residence ($000)				
Personal income	23,533,429	24,131,283	25,006,945	26,405,099
Population (persons) 2/	604,122	609,076	612,853	617,214
Per capita personal income (dollars)	38,955	39,619	40,804	42,781
Derivation of personal income ($000)				
Earnings by place of work	12,832,567	13,441,933	14,157,879	15,182,556
less: Contributions for government social insurance 3/	1,483,987	1,540,662	1,613,182	1,715,001
Employee & self-employed contrib. for govt. soc. ins.	748,683	786,539	827,357	886,551
Employer contributions for govt. social insurance	735,304	754,123	785,825	828,450
plus: Adjustment for residence 4/	5,864,176	5,968,981	6,133,292	6,328,411
equals: Net earnings by place of residence	17,212,756	17,870,252	18,677,989	19,795,966
plus: Dividends, interest, and rent 5/	3,907,233	3,660,794	3,587,220	3,705,233
plus: Personal current transfer receipts	2,413,440	2,600,237	2,741,736	2,903,900
Earnings by place of work ($000)				
Components of earnings				
Wage and salary disbursements	9,377,475	9,554,054	9,940,150	10,548,787
Supplements to wages and salaries	1,789,214	2,000,792	2,162,910	2,357,126
Employer contrib. for employee pension & insur. funds	1,053,910	1,246,669	1,377,085	1,528,676
Employer contributions for govt. social insurance	735,304	754,123	785,825	828,450
Proprietors' income 6/	1,665,878	1,887,087	2,054,819	2,276,643
Farm proprietors' income	1,866	-4,821	1,207	-814
Nonfarm proprietors' income	1,664,012	1,891,908	2,053,612	2,277,457
Earnings by industry				
Farm earnings	22,178	20,599	23,067	22,652
Nonfarm earnings	12,810,389	13,421,334	14,134,812	15,159,904
Private earnings	11,643,531	12,179,956	12,814,317	13,764,646
Forestry, fishing, related activities, and other 7/	18,324	14,177	13,253	11,912
Forestry and logging	(D)	866	1,194	(D)
Fishing, hunting, and trapping	(D)	2,473	2,693	(D)
Agriculture and forestry support activities	15,143	10,838	9,366	10,277
Other 7/	0	0	0	0
Mining	32,226	33,662	38,009	36,962
Oil and gas extraction	(D)	(D)	(D)	1,037
Mining (except oil and gas)	28,967	31,314	34,199	32,688
Support activities for mining	(D)	(D)	(D)	3,237
Utilities	82,977	92,866	99,043	99,694
Construction	1,268,803	1,377,426	1,559,363	1,738,097
Construction of buildings	333,552	396,217	468,407	548,004
Heavy and civil engineering construction	104,449	104,523	103,945	104,013
Specialty trade contractors	830,802	876,686	987,011	1,086,080
Manufacturing	2,211,201	2,257,926	2,297,254	2,380,430
Durable goods manufacturing	1,304,582	1,271,669	1,277,137	1,314,018
Wood product manufacturing	19,065	19,641	20,959	26,043
Nonmetallic mineral product manufacturing	89,479	95,546	104,679	104,367
Primary metal manufacturing	48,307	39,481	43,277	30,598
Fabricated metal product manufacturing	267,444	253,523	252,693	256,888
Machinery manufacturing	280,932	255,455	221,919	194,814
Computer and electronic product manufacturing	229,360	188,957	174,211	208,975
Electrical equipment and appliance manufacturing	43,059	41,844	40,250	52,804
Motor vehicles, bodies & trailers, and parts mfg.	52,937	56,107	66,128	57,405
Other transportation equipment manufacturing	83,764	99,098	111,310	119,255
Furniture and related product manufacturing	39,265	42,493	42,606	42,744
Miscellaneous manufacturing	150,970	179,524	199,105	220,125
Nondurable goods manufacturing	906,619	986,257	1,020,117	1,066,412
Food manufacturing	49,203	51,986	47,458	42,176
Beverage and tobacco product manufacturing	19,607	25,011	20,502	(D)
Textile mills	19,782	17,250	18,575	19,430
Textile product mills	8,871	8,689	17,933	18,854
Apparel manufacturing	89,608	80,774	67,007	75,447
Leather and allied product manufacturing	(D)	(D)	(D)	(D)
Paper manufacturing	119,082	114,587	94,664	97,707
Printing and related support activities	110,443	110,934	113,272	106,225
Petroleum and coal products manufacturing	(D)	(D)	(D)	(D)
Chemical manufacturing	331,018	417,527	475,656	496,544
Plastics and rubber products manufacturing	134,241	135,332	131,086	157,635
Wholesale trade	1,099,009	1,108,595	1,122,942	1,217,282
Retail Trade	1,284,925	1,297,760	1,302,415	1,389,105

See footnotes at end of table.
Table CA05N

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Bucks, Pennsylvania [42017]

Item	2001	2002	2003	2004
Motor vehicle and parts dealers	291,800	299,222	310,134	335,393
Furniture and home furnishings stores	54,893	56,946	55,315	65,037
Electronics and appliance stores	98,282	78,009	64,955	73,607
Building material and garden supply stores	89,787	91,421	104,049	116,335
Food and beverage stores	217,450	226,332	227,307	234,555
Health and personal care stores	77,360	82,792	83,357	91,119
Gasoline stations	30,419	32,205	31,211	33,328
Clothing and clothing accessories stores	72,665	77,715	74,162	71,583
Sporting goods, hobby, book and music stores	54,323	54,214	41,269	32,572
General merchandise stores	127,310	130,361	138,955	131,371
Miscellaneous store retailers	63,655	66,040	61,682	71,141
Nonstore retailers	106,981	102,503	110,019	133,064
Transportation and warehousing	329,477	315,117	320,006	335,214
Air transportation	(D)	14,083	14,519	14,332
Rail transportation	7,620	7,415	7,611	7,929
Water transportation	87	(D)	(D)	(L)
Truck transportation	152,222	133,939	135,964	142,198
Transit and ground passenger transportation	16,759	17,086	18,957	21,395
Pipeline transportation	0	0	0	0
Scenic and sightseeing transportation	314	367	395	(D)
Support activities for transportation	56,111	60,895	56,479	62,938
Couriers and messengers	(D)	(D)	(D)	(D)
Warehousing and storage	66,629	68,851	74,820	73,978
Information	340,632	317,762	344,651	393,456
Publishing industries, except Internet	145,643	124,105	132,856	143,983
Motion picture and sound recording industries	17,255	13,608	13,090	9,681
Broadcasting, except Internet	22,600	24,176	30,781	32,985
Internet publishing and broadcasts	2,287	(D)	3,472	2,819
Telecommunications	95,656	105,415	112,885	148,122
ISPs, search portals, and data processing	48,592	41,188	45,401	49,430
Other information services	8,599	(D)	6,166	6,436
Finance and insurance	513,744	566,309	623,249	664,526
Monetary authorities - central bank	0	182	(D)	(D)
Credit intermediation and related activities	209,248	246,631	301,663	317,252
Securities, commodity contracts, investments	105,747	96,662	109,477	121,577
Insurance carriers and related activities	194,049	219,680	207,429	221,035
Funds, trusts, and other financial vehicles	4,700	3,154	(D)	(D)
Real estate and rental and leasing	322,802	425,994	497,019	550,590
Real estate	264,136	339,504	427,726	482,317
Rental and leasing services	(D)	56,725	53,661	53,508
Lessors of nonfinancial intangible assets	(D)	29,765	15,632	14,765
Professional and technical services	1,326,535	1,302,073	1,295,818	1,388,654
Management of companies and enterprises	67,957	108,464	137,042	181,797
Administrative and waste services	550,624	595,683	608,145	605,376
Administrative and support services	507,760	547,376	558,383	558,788
Waste management and remediation services	42,864	48,307	49,762	46,588
Educational services	139,585	155,420	164,841	172,917
Health care and social assistance	1,271,633	1,357,671	1,447,299	1,600,684
Ambulatory health care services	619,942	650,833	688,495	751,061
Hospitals	287,424	319,214	344,894	379,103
Nursing and residential care facilities	275,045	286,767	294,274	335,584
Social assistance	89,222	100,857	119,636	134,936
Arts, entertainment, and recreation	94,210	97,359	105,495	123,445
Performing arts and spectator sports	36,721	27,027	32,279	41,347
Museums, historical sites, zoos, and parks	5,071	4,672	4,729	5,016
Amusement, gambling, and recreation	52,418	65,660	68,487	77,082
Accommodation and food services	263,944	289,474	311,712	318,905
Accommodation	34,038	38,410	38,748	39,392
Food services and drinking places	229,906	251,064	272,964	279,513
Other services, except public administration	424,923	466,218	526,761	555,600
Repair and maintenance	182,039	185,894	216,323	228,784
Personal and laundry services	90,697	106,326	117,834	122,784
Membership associations and organizations	121,134	143,110	152,896	162,604
Private households	31,053	30,888	39,708	41,428
Government and government enterprises	1,166,858	1,241,378	1,320,495	1,395,258
Federal, civilian	93,259	93,929	95,301	101,626
Military	33,153	41,982	60,235	61,891

See footnotes at end of table.
Table CA05N

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Bucks, Pennsylvania [42017]

Item	2001	2002	2003	2004
State and local	1,040,446	1,105,467	1,164,959	1,231,741
State government	55,015	54,776	52,807	53,232
Local government	985,431	1,050,691	1,112,152	1,178,509

See footnotes at end of table.
Table CA05N

April 2006

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Montgomery, Pennsylvania [42091]

Item	2001	2002	2003	2004
Income by place of residence ($000)				
Personal income	35,418,646	36,780,768	37,563,772	39,602,390
Population (persons) 2/	758,276	764,146	770,538	773,375
Per capita personal income (dollars)	46,709	48,133	48,750	51,207
Derivation of personal income ($000)				
Earnings by place of work	30,882,128	32,017,578	32,828,644	35,475,202
less: Contributions for government social insurance 3/	3,508,464	3,624,364	3,717,254	3,992,121
Employee & self-employed contrib. for govt. soc. ins.	1,757,820	1,819,403	1,864,566	2,006,966
Employer contributions for govt. social insurance	1,750,644	1,804,961	1,852,688	1,985,155
plus: Adjustment for residence 4/	-2,661,367	-2,744,343	-2,659,835	-3,433,051
equals: Net earnings by place of residence	24,712,297	25,648,871	26,451,555	28,050,030
plus: Dividends, interest, and rent 5/	7,343,981	7,556,769	7,360,437	7,641,518
plus: Personal current transfer receipts	3,362,368	3,575,128	3,751,780	3,910,842
Earnings by place of work ($000)				
Components of earnings				
Wage and salary disbursements	22,991,136	23,160,133	23,772,267	25,554,598
Supplements to wages and salaries	4,342,921	4,968,951	5,231,752	5,734,402
Employer contrib. for employee pension & insur. funds	2,592,277	3,163,990	3,379,064	3,749,247
Employer contributions for govt. social insurance	1,750,644	1,804,961	1,852,688	1,985,155
Proprietors' income 6/	3,548,071	3,888,494	3,824,625	4,186,202
Farm proprietors' income	170	-1,932	1,809	1,212
Nonfarm proprietors' income	3,547,901	3,890,426	3,822,816	4,184,990
Earnings by industry				
Farm earnings	5,819	5,160	7,903	7,763
Nonfarm earnings	30,876,309	32,012,418	32,820,741	35,467,439
Private earnings	29,033,527	30,089,983	30,782,928	33,265,542
Forestry, fishing, related activities, and other 7/	7,168	5,689	3,855	4,646
Forestry and logging	405	(D)	(D)	(D)
Fishing, hunting, and trapping	(D)	(D)	(D)	(D)
Agriculture and forestry support activities	(D)	5,329	3,389	3,452
Other 7/	0	0	0	0
Mining	14,414	10,685	9,888	10,631
Oil and gas extraction	(D)	(D)	1,898	2,247
Mining (except oil and gas)	9,934	7,140	7,824	8,201
Support activities for mining	(D)	(D)	166	183
Utilities	218,505	243,486	281,892	266,162
Construction	2,173,832	2,305,202	2,386,815	2,600,727
Construction of buildings	662,513	757,714	805,299	891,631
Heavy and civil engineering construction	289,262	282,186	288,083	353,295
Specialty trade contractors	1,222,057	1,265,302	1,293,433	1,355,801
Manufacturing	5,436,388	5,457,052	5,424,991	5,405,506
Durable goods manufacturing	2,457,627	2,315,542	2,224,641	2,202,805
Wood product manufacturing	28,045	19,781	20,878	28,017
Nonmetallic mineral product manufacturing	86,860	74,363	70,662	72,485
Primary metal manufacturing	143,378	149,818	152,339	154,923
Fabricated metal product manufacturing	456,798	446,508	452,564	388,977
Machinery manufacturing	412,148	349,927	279,817	286,399
Computer and electronic product manufacturing	597,336	548,462	534,245	526,496
Electrical equipment and appliance manufacturing	84,099	88,462	84,400	92,543
Motor vehicles, bodies & trailers, and parts mfg.	(D)	173,730	205,285	(D)
Other transportation equipment manufacturing	(D)	80,928	59,794	(D)
Furniture and related product manufacturing	149,089	113,362	104,444	105,418
Miscellaneous manufacturing	268,115	270,201	260,213	283,034
Nondurable goods manufacturing	2,978,761	3,141,510	3,200,350	3,202,701
Food manufacturing	421,157	418,481	417,345	407,873
Beverage and tobacco product manufacturing	38,490	41,289	42,212	41,253
Textile mills	51,694	48,305	46,696	38,988
Textile product mills	23,396	22,857	19,346	17,509
Apparel manufacturing	23,001	22,551	28,783	51,532
Leather and allied product manufacturing	9,436	8,275	10,143	11,312
Paper manufacturing	174,037	167,089	176,354	184,457
Printing and related support activities	190,764	187,863	182,844	211,561
Petroleum and coal products manufacturing	65,343	11,160	14,904	12,267
Chemical manufacturing	1,865,703	2,122,838	2,172,181	2,123,456
Plastics and rubber products manufacturing	115,740	90,802	89,542	102,493
Wholesale trade	1,967,883	2,004,698	2,014,582	2,530,502
Retail Trade	1,819,932	1,916,556	1,900,734	2,017,129

See footnotes at end of table.
Table CA05N

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Montgomery, Pennsylvania [42091]

Item	2001	2002	2003	2004
Motor vehicle and parts dealers	311,275	330,663	345,817	354,012
Furniture and home furnishings stores	109,892	118,524	97,111	102,560
Electronics and appliance stores	129,277	138,013	136,172	126,470
Building material and garden supply stores	131,428	137,433	140,877	155,208
Food and beverage stores	284,454	306,079	294,492	322,164
Health and personal care stores	115,807	135,359	152,613	166,801
Gasoline stations	48,566	47,626	46,723	49,126
Clothing and clothing accessories stores	185,632	209,233	201,691	226,029
Sporting goods, hobby, book and music stores	52,960	57,334	68,056	61,205
General merchandise stores	170,207	187,097	187,660	199,748
Miscellaneous store retailers	112,146	113,258	111,417	103,779
Nonstore retailers	168,288	135,937	118,105	150,027
Transportation and warehousing	459,987	518,242	546,206	615,898
Air transportation	6,293	4,118	(D)	4,718
Rail transportation	12,198	11,557	11,727	12,177
Water transportation	(D)	(D)	(D)	(D)
Truck transportation	121,939	145,206	155,185	170,470
Transit and ground passenger transportation	54,901	55,219	58,314	62,571
Pipeline transportation	0	0	0	(D)
Scenic and sightseeing transportation	(D)	182	299	314
Support activities for transportation	55,028	89,763	95,019	101,081
Couriers and messengers	(D)	(D)	111,751	122,304
Warehousing and storage	64,293	68,975	74,891	106,764
Information	1,662,445	1,328,781	1,231,002	1,319,532
Publishing industries, except Internet	294,531	330,617	316,244	365,105
Motion picture and sound recording industries	82,000	63,386	66,561	63,544
Broadcasting, except Internet	282,145	294,476	247,674	267,562
Internet publishing and broadcasts	25,656	25,519	45,217	44,935
Telecommunications	436,432	387,657	376,056	400,481
ISPs, search portals, and data processing	534,577	216,942	168,579	160,206
Other information services	7,104	10,184	10,671	17,699
Finance and insurance	3,457,968	3,661,973	3,744,391	4,104,370
Monetary authorities - central bank	0	(D)	(D)	(D)
Credit intermediation and related activities	800,248	952,869	1,101,627	1,216,847
Securities, commodity contracts, investments	1,023,427	1,026,142	1,087,282	1,149,093
Insurance carriers and related activities	1,467,835	1,573,832	1,520,057	1,691,037
Funds, trusts, and other financial vehicles	166,458	(D)	(D)	(D)
Real estate and rental and leasing	752,019	793,526	812,841	965,433
Real estate	603,551	611,592	642,972	819,779
Rental and leasing services	106,930	133,464	136,846	105,984
Lessors of nonfinancial intangible assets	41,538	48,470	33,023	39,670
Professional and technical services	4,342,516	4,543,019	4,692,686	5,243,168
Management of companies and enterprises	625,963	657,450	757,589	744,598
Administrative and waste services	1,296,307	1,356,519	1,408,199	1,506,136
Administrative and support services	1,234,277	1,294,978	1,331,470	1,433,731
Waste management and remediation services	62,030	61,541	76,729	72,405
Educational services	393,416	433,004	465,495	531,235
Health care and social assistance	3,169,897	3,486,187	3,632,890	3,868,236
Ambulatory health care services	1,779,117	1,961,491	2,030,003	2,202,834
Hospitals	730,737	808,053	851,983	924,018
Nursing and residential care facilities	481,671	507,289	545,820	529,202
Social assistance	178,372	209,354	205,084	212,182
Arts, entertainment, and recreation	157,182	156,187	161,297	176,262
Performing arts and spectator sports	25,015	21,385	22,979	22,190
Museums, historical sites, zoos, and parks	2,102	2,150	1,909	2,034
Amusement, gambling, and recreation	130,065	132,652	136,409	152,038
Accommodation and food services	445,436	504,131	520,357	529,392
Accommodation	60,389	67,140	64,956	67,981
Food services and drinking places	385,047	436,991	455,401	461,411
Other services, except public administration	632,269	707,596	787,218	825,979
Repair and maintenance	226,194	239,369	254,836	270,280
Personal and laundry services	154,984	178,298	199,085	194,110
Membership associations and organizations	195,692	227,828	248,913	273,684
Private households	55,399	62,101	84,384	87,905
Government and government enterprises	1,842,782	1,922,435	2,037,813	2,201,897
Federal, civilian	261,799	265,573	266,204	314,705
Military	103,862	122,031	152,401	157,023

See footnotes at end of table.
Table CA05N

April 2006

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Montgomery, Pennsylvania [42091]

Item	2001	2002	2003	2004
State and local	1,477,121	1,534,831	1,619,208	1,730,169
State government	258,935	254,600	266,104	277,759
Local government	1,218,186	1,280,231	1,353,104	1,452,410

See footnotes at end of table.
Table CA05N

April 2006

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Philadelphia, Pennsylvania [42101]

Item	2001	2002	2003	2004
Income by place of residence ($000)				
Personal income	38,290,004	40,353,074	41,817,124	43,776,836
Population (persons) 2/	1,498,501	1,486,594	1,477,055	1,471,255
Per capita personal income (dollars)	25,552	27,145	28,311	29,755
Derivation of personal income ($000)				
Earnings by place of work	37,617,705	39,507,406	41,026,402	42,486,777
less: Contributions for government social insurance 3/	4,350,841	4,538,360	4,702,867	4,838,836
Employee & self-employed contrib. for govt. soc. ins.	2,191,406	2,306,845	2,395,765	2,488,059
Employer contributions for govt. social insurance	2,159,435	2,231,515	2,307,102	2,350,777
plus: Adjustment for residence 4/	-10,151,849	-10,272,778	-10,612,680	-10,575,297
equals: Net earnings by place of residence	23,115,015	24,696,268	25,710,855	27,072,644
plus: Dividends, interest, and rent 5/	5,131,156	5,077,959	4,897,266	5,051,807
plus: Personal current transfer receipts	10,043,833	10,578,847	11,209,003	11,652,385
Earnings by place of work ($000)				
Components of earnings				
Wage and salary disbursements	28,942,160	29,481,967	30,561,394	31,424,220
Supplements to wages and salaries	5,786,695	6,257,144	6,612,768	6,988,318
Employer contrib. for employee pension & insur. funds	3,627,260	4,025,629	4,305,666	4,637,541
Employer contributions for govt. social insurance	2,159,435	2,231,515	2,307,102	2,350,777
Proprietors' income 6/	2,888,850	3,768,295	3,852,240	4,074,239
Farm proprietors' income	116	(L)	(L)	-131
Nonfarm proprietors' income	2,888,734	3,768,296	3,852,254	4,074,370
Earnings by industry				
Farm earnings	388	341	280	182
Nonfarm earnings	37,617,317	39,507,065	41,026,122	42,486,595
Private earnings	30,864,220	32,315,338	33,612,823	34,822,604
Forestry, fishing, related activities, and other 7/	(D)	(D)	(D)	(D)
Forestry and logging	183	351	112	121
Fishing, hunting, and trapping	565	804	548	(D)
Agriculture and forestry support activities	1,563	753	1,284	824
Other 7/	(D)	(D)	(D)	9,852
Mining	(D)	(D)	(D)	(D)
Oil and gas extraction	(L)	0	(L)	(D)
Mining (except oil and gas)	(D)	(D)	(D)	(D)
Support activities for mining	0	0	0	0
Utilities	499,714	723,207	873,548	930,155
Construction	889,789	812,241	834,011	867,578
Construction of buildings	166,812	182,598	195,725	236,853
Heavy and civil engineering construction	127,602	94,865	102,098	90,371
Specialty trade contractors	595,375	534,778	536,188	540,354
Manufacturing	2,197,790	2,284,855	2,136,216	2,040,730
Durable goods manufacturing	843,631	880,523	864,496	811,530
Wood product manufacturing	9,606	9,894	11,302	7,405
Nonmetallic mineral product manufacturing	20,232	15,436	17,170	13,606
Primary metal manufacturing	48,938	50,695	47,452	49,918
Fabricated metal product manufacturing	135,052	130,628	125,182	136,368
Machinery manufacturing	83,853	69,290	60,522	62,699
Computer and electronic product manufacturing	45,583	45,328	38,312	30,237
Electrical equipment and appliance manufacturing	74,851	71,717	58,859	56,139
Motor vehicles, bodies & trailers, and parts mfg.	(D)	(D)	(D)	(D)
Other transportation equipment manufacturing	(D)	(D)	(D)	(D)
Furniture and related product manufacturing	58,926	68,490	68,002	53,509
Miscellaneous manufacturing	117,993	137,893	137,799	153,311
Nondurable goods manufacturing	1,354,159	1,404,332	1,271,720	1,229,200
Food manufacturing	310,282	346,981	331,445	330,622
Beverage and tobacco product manufacturing	97,254	84,104	67,284	59,726
Textile mills	31,582	31,183	20,570	15,724
Textile product mills	26,703	23,587	22,549	21,172
Apparel manufacturing	121,520	123,638	118,456	95,775
Leather and allied product manufacturing	3,399	2,799	3,577	2,351
Paper manufacturing	171,129	172,480	154,524	144,470
Printing and related support activities	209,433	196,612	186,763	183,648
Petroleum and coal products manufacturing	35,963	22,267	20,177	19,072
Chemical manufacturing	313,555	365,360	305,483	322,327
Plastics and rubber products manufacturing	33,339	35,321	40,892	34,313
Wholesale trade	1,155,071	1,210,224	1,269,972	1,200,868
Retail Trade	1,461,963	1,443,130	1,476,265	1,498,329

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Philadelphia, Pennsylvania (42101)

Item	2001	2002	2003	2004
Motor vehicle and parts dealers	159,552	156,351	158,768	171,739
Furniture and home furnishings stores	48,712	53,813	52,184	49,705
Electronics and appliance stores	61,398	55,682	60,817	62,614
Building material and garden supply stores	69,232	72,160	73,339	83,668
Food and beverage stores	351,024	350,702	359,834	362,595
Health and personal care stores	172,629	176,818	181,201	188,202
Gasoline stations	29,562	26,830	26,655	26,398
Clothing and clothing accessories stores	239,343	217,630	225,793	205,096
Sporting goods, hobby, book and music stores	55,727	55,301	54,945	56,766
General merchandise stores	129,682	132,684	138,782	145,798
Miscellaneous store retailers	113,419	111,220	103,472	100,187
Nonstore retailers	31,683	33,939	40,475	45,561
Transportation and warehousing	1,199,821	1,194,519	1,195,411	1,169,162
Air transportation	405,647	378,382	325,268	297,148
Rail transportation	219,578	208,571	211,620	220,226
Water transportation	10,108	9,090	8,843	(D)
Truck transportation	135,117	110,575	122,540	123,796
Transit and ground passenger transportation	96,247	90,462	95,799	77,412
Pipeline transportation	(D)	(D)	(D)	(D)
Scenic and sightseeing transportation	3,878	4,150	4,910	5,060
Support activities for transportation	138,095	170,059	194,563	206,035
Couriers and messengers	(D)	(D)	(D)	107,857
Warehousing and storage	84,610	100,591	115,598	115,964
Information	1,654,347	1,553,846	1,454,834	1,317,186
Publishing industries, except Internet	326,945	308,327	340,588	325,159
Motion picture and sound recording industries	53,491	50,867	59,249	51,669
Broadcasting, except Internet	612,449	511,519	353,689	367,121
Internet publishing and broadcasts	3,644	5,291	5,415	6,170
Telecommunications	509,388	563,101	585,860	467,192
ISPs, search portals, and data processing	125,015	93,045	89,659	79,260
Other information services	23,415	21,696	20,374	20,615
Finance and insurance	3,627,594	3,653,997	3,683,178	3,868,377
Monetary authorities - central bank	(D)	(D)	(D)	(D)
Credit intermediation and related activities	866,189	915,094	955,053	978,783
Securities, commodity contracts, investments	818,418	781,524	742,128	804,106
Insurance carriers and related activities	1,510,041	1,542,494	1,546,368	1,552,032
Funds, trusts, and other financial vehicles	(D)	(D)	(D)	(D)
Real estate and rental and leasing	500,102	507,350	548,912	561,071
Real estate	412,509	411,395	448,360	465,330
Rental and leasing services	(D)	(D)	(D)	(D)
Lessors of nonfinancial intangible assets	(D)	(D)	(D)	(D)
Professional and technical services	5,364,247	5,660,302	5,822,568	6,142,421
Management of companies and enterprises	407,196	593,585	671,006	844,194
Administrative and waste services	1,348,467	1,501,732	1,603,380	1,632,170
Administrative and support services	1,323,946	1,476,061	1,577,801	1,601,792
Waste management and remediation services	24,521	25,671	25,579	30,378
Educational services	2,705,000	2,863,773	3,181,835	3,343,041
Health care and social assistance	5,138,257	5,484,778	5,942,552	6,366,432
Ambulatory health care services	1,525,415	1,696,123	1,779,842	1,865,885
Hospitals	2,510,428	2,592,661	2,862,167	3,113,530
Nursing and residential care facilities	561,593	604,928	662,989	681,704
Social assistance	540,821	591,066	637,554	705,313
Arts, entertainment, and recreation	571,250	643,421	704,163	754,339
Performing arts and spectator sports	448,576	518,515	547,403	586,117
Museums, historical sites, zoos, and parks	61,429	64,340	84,205	89,067
Amusement, gambling, and recreation	61,245	60,566	72,555	79,155
Accommodation and food services	1,082,883	1,065,072	1,030,563	1,088,997
Accommodation	234,470	252,037	244,946	258,281
Food services and drinking places	848,413	813,035	785,617	830,716
Other services, except public administration	1,047,943	1,107,335	1,172,383	1,185,366
Repair and maintenance	153,381	156,652	156,462	160,503
Personal and laundry services	235,562	237,559	240,015	241,878
Membership associations and organizations	621,571	675,938	730,207	735,113
Private households	37,429	37,186	45,699	47,872
Government and government enterprises	6,753,097	7,191,727	7,413,299	7,663,991
Federal, civilian	2,590,659	2,723,467	2,782,233	2,933,969
Military	130,790	155,138	204,238	213,329

See footnotes at end of table.
Table CA05N

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Philadelphia, Pennsylvania [42101]

Item	2001	2002	2003	2004
State and local	4,031,648	4,313,122	4,426,828	4,516,693
State government	630,881	656,941	683,635	702,838
Local government	3,400,767	3,656,181	3,743,193	3,813,855

See footnotes at end of table.
Table CA05N

April 2006

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

Footnotes for Table CA05 (NAICS)
Personal Income by Major Source and Earnings by Industry

1/ The estimates of earnings are based on the 2002 North American Industry Classification System (NAICS).

2/ Census Bureau midyear population estimates. Estimates for 2001-2004 reflect county population estimates available as of April 2005.

3/ Contributions for government social insurance are included in earnings by type and industry but they are excluded from personal income.

4/ The adjustment for residence is the net inflow of the earnings of interarea commuters. For the United States, it consists of adjustments for border workers: Wage and salary disbursements to U.S. residents commuting to Canada less wage and salary disbursements to Canadian and Mexican residents commuting into the United States.

5/ Rental income of persons includes the capital consumption adjustment.

6/ Proprietors' income includes the inventory valuation adjustment and capital consumption adjustment.

7/ "Other" consists of wage and salary disbursements to U.S. residents employed by international organizations and foreign embassies and consulates in the United States.

8/ Broomfield County, CO, was created from parts of Adams, Boulder, Jefferson, and Weld counties effective November 15, 2001. Estimates for Broomfield county begin with 2002.

o All state and local area dollar estimates are in current dollars (not adjusted for inflation).

E The estimate shown here constitutes the major portion of the true estimate.

(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.

(L) Less than $50,000, but the estimates for this item are included in the totals.

(N) Data not available for this year.

EXHIBIT III-1
Quaint Oak Bank
General Characteristics of Publicly-Traded Institutions

NANCIAL, LC.
cial Services Industry Consultants
North Moore Street, Suite 2210
gton, Virginia 22209
528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 13, 2007(1)

	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
	fornia Companies									
	IndyMac Bancorp, Inc. of CA	NYSE	Pasadena, CA	Thrift	29,495	14	12-31	11/86	30.64	2,237
	Downey Financial Corp. of CA	NYSE	Newport Beach CA	Thrift	16,209	172	12-31	01/71	67.31	1,875
	FirstFed Financial Corp. of CA	NYSE	Santa Monica, CA	Thrift	9,296	29	12-31	12/83	56.85	946
	PFF Bancorp, Inc. of Pomona CA	NYSE	Pomona, CA	Thrift	4,615	30	03-31	03/96	30.47	750
V	Provident Fin. Holdings of CA	NASDAQ	Riverside, CA	M.B.	1,770	12	06-30	06/96	27.85	187
G	Harrington West Fncl Grp of CA	NASDAQ	Solvang, CA	Thrift	1,146 S	15	12-31	11/02	17.36	95
B	First PacTrust Bancorp of CA	NASDAQ	Chula Vista, CA	Thrift	808	9	12-31	08/02	26.34	116
'I	Bofi Holding, Inc. Of CA	NASDAQ	San Diego, CA	Thrift	803	1	06-30	03/05	6.92	57
SD	K-Fed Bancorp MHC of CA (37.3)	NASDAQ	Covina, CA	Thrift	777	5	06-30	03/04	19.40	273
9I	Pacific Premier Bncrp of CA	NASDAQ	Costa Mesa, CA	Thrift	731	3	12-31	06/97	11.49	73
FC	Broadway Financial Corp. of CA	NASDAQ	Los Angeles, CA	Thrift	301	4	12-31	01/96	10.85	18
	orida Companies									
UNA	BankUnited Fin. Corp. of FL	NASDAQ	Coral Gables, FL	Thrift	13,811	55	09-30	12/85	23.03	846
F	BFC Financial Corp. of FL	NYSE	FortLauderdaleFL	Thrift	7,390 D	74	12-31	/	5.15	185
K	BankAtlantic Bancorp of FL	NYSE	FortLauderdaleFL	M.B.	6,496	75	12-31	11/83	12.37	755
T	Federal Trust Corp of FL	AMEX	Sanford, FL	Thrift	730 S	6	12-31	12/97	9.92	93
FL	First Community Bk Corp of FL	NASDAQ	Pinellas Park FL	Thrift	372 S	4	12-31	05/03	19.45	78
	d-Atlantic Companies									
V	Sovereign Bancorp, Inc. of PA	NYSE	Philadelphia, PA	M.B.	90,357 S	677	12-31	08/86	25.22	12,018
BX	Hudson City Bancorp, Inc of NJ	NASDAQ	Paramus, NJ	Thrift	35,509	86	12-31	06/05	13.42	7,486
B	New York Community Bcrp of NY	NYSE	Westbury, NY	Thrift	28,924 D	143	12-31	11/93	16.89	4,988
	Astoria Financial Corp. of NY	NYSE	Lake Success, NY	Thrift	21,555	86	12-31	11/93	27.69	2,719
FG	First Niagara Fin. Group of NY	NASDAQ	Lockport, NY	Thrift	8,059 D	122	12-31	01/03	14.02	1,552
EB	Northwest Bcrp MHC of PA(39.1)	NASDAQ	Warren, PA	Thrift	6,528	154	06-30	11/94	26.69	1,335
S	Provident Fin. Serv. Inc of NJ	NYSE	Jersey City, NJ	Thrift	5,824 S	79	12-31	01/03	17.25	1,091
BC	Investors Bcrp MHC of NJ(45.7)	NASDAQ	Short Hills, NJ	Thrift	5,447	46	06-30	10/05	14.84	1,721
.TR	Partners Trust Fin. Grp. of NY	NASDAQ	Utica, NY	Thrift	3,747	37	12-31	07/04	11.42	504
:OM	Dime Community Bancshars of NY	NASDAQ	Brooklyn, NY	Thrift	3,173	20	12-31	06/96	12.94	472
IST	TrustCo Bank Corp NY of NY	NASDAQ	Glenville, NY	Thrift	3,161	75	12-31	/	9.75	730
IFS	WSFS Financial Corp. of DE	NASDAQ	Wilmington, DE	Div.	3,000 S	23	12-31	11/86	65.50	435
IBT	KNBT Bancorp, Inc. of PA	NASDAQ	Bethlehem, PA	Thrift	2,927 S	57	12-31	11/03	14.97	394
'XC	Flushing Fin. Corp. of NY	NASDAQ	Lake Success, NY	Thrift	2,837	11	12-31	11/95	16.23	343
INY	Provident NY Bncrp, Inc. of NY	NASDAQ	Montebello, NY	Thrift	2,797	39	09-30	01/04	13.70	585
'SB	PennFed Fin. Services of NJ	NASDAQ	West Orange, NJ	Thrift	2,339	25	06-30	07/94	20.58	267
:FC	OceanFirst Fin. Corp of NJ	NASDAQ	Toms River, NJ	Thrift	2,074	17	12-31	07/96	20.60	253
KNY	Kearny Fin Cp MHC of NJ (29.7)	NASDAQ	Fairfield, NJ	Thrift	2,018	25	06-30	02/05	14.74	1,056
SBF	ESB Financial Corp. of PA	NASDAQ	Ellwood City, PA	Thrift	1,918 S	26	12-31	06/90	10.75	138
VSA	Parkvale Financial Corp of PA	NASDAQ	Monroeville, PA	Thrift	1,864	47	06-30	07/87	30.08	171
FBC	Willow Financial Bcp Inc of PA	NASDAQ	Maple Glen, PA	Thrift	1,540	14	06-30	04/02	11.90	186
MCO	FMS Fin Corp. of Burlington NJ	NASDAQ	Burlington, NJ	Thrift	1,213 S	41	12-31	12/88	31.70	207
RIT	Oritani Fin Cp MHC of NJ(32.0)	NASDAQ		Thrift	1,167 P	0		01/07	15.39	624
YNF	Synergy Financial Group of NJ	NASDAQ	Cranford, NJ	Thrift	986	18	12-31	01/04	16.13	184
BBC	Abington Com Bcp MHC PA (43.9)	NASDAQ	Jenkintown, PA	Thrift	925	12	12-31	12/04	19.26	294
VBI	Severn Bancorp, Inc. of MD	NASDAQ	Annapolis, MD	Thrift	910 S	2	12-31	/	21.30	195
OMA	Roma Fin Corp MHC of NJ (31.0)	NASDAQ	Robbinsville, NJ	Thrift	874 S	8	12-31	07/06	14.97	490
LK	Great Lakes Bancorp, Inc of NY	NYSE	Buffalo, NY	Thrift	869 S	14	12-31	/	12.86	140
SBK	Clifton Svg Bp MHC of NJ(43.3)	NASDAQ	Clifton, NJ	Thrift	817	10	03-31	03/04	11.21	329
CSB	BCSB Bankcorp MHC of MD (36.5)	NASDAQ	Baltimore, MD	Thrift	768	17	09-30	07/98	15.10	89
NY	Carver Bancorp, Inc. of NY	AMEX	New York, NY	Thrift	765	8	03-31	10/94	16.20	41
XCB	Fox Chase Bncp MHC of PA(44.5)	NASDAQ	Hatboro, PA	Thrift	756	11	12-31	10/06	13.60	200
ARL	Harleysville Svgs Fin Cp of PA	NASDAQ	Harleysville, PA	Thrift	750	5	09-30	08/87	16.53	64
SBI	Fidelity Bancorp, Inc. of PA	NASDAQ	Pittsburgh, PA	Thrift	739	13	09-30	06/88	18.53	55
NND	TF Fin. Corp. of Newtown PA	NASDAQ	Newtown, PA	Thrift	654	14	12-31	07/94	30.58	88
ACI	Pamrapo Bancorp, Inc. of NJ	NASDAQ	Bayonne, NJ	Thrift	637	9	12-31	11/89	23.00	114
SHC	Ocean Shr Hldg MHC of NJ(44.0)	NASDAQ	Ocean City, NJ	Thrift	543 S	6	12-31	12/04	13.40	115

ANCIAL, LC.
ial Services Industry Consultants
orth Moore Street, Suite 2210
ton, Virginia 22209
528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 13, 2007(1)

	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
	tlantic Companies (continued)									
	American Bancorp of NJ	NASDAQ	Bloomfield, NJ	Thrift	524	2	09-30	10/05	11.74	154
	First Keystone Fin., Inc of PA	NASDAQ	Berwick, PA	Thrift	520	8	09-30	01/95	19.77	48
	Prudential Bncp MHC PA (42.7)	NASDAQ	Philadelphia, PA	Thrift	467	6	09-30	03/05	13.60	163
	Magyar Bancorp MHC of NJ(46.0)	NASDAQ	Nw Brunswick, NJ	Thrift	449	3	09-30	01/06	14.20	84
	Washington SB, FSB of Bowie MD	AMEX	Bowie, MD	Thrift	439 S	5	07-31	08/88	8.49	64
	Oneida Financl MHC of NY(44.6)	NASDAQ	Oneida, NY	Thrift	434 S	10	12-31	12/98	12.00	93
	WVS Financial Corp. of PA	NASDAQ	Pittsburgh, PA	Thrift	417	6	06-30	11/93	16.40	38
.	Brooklyn Fed MHC of NY (30.0)	NASDAQ	Brooklyn, NY	Thrift	405	4	09-30	04/05	14.13	187
,	Alliance Bank MHC of PA (45.0)	NASDAQ	Broomall, PA	Thrift	392 P	9	12-31	01/07	9.25	67
(	Colonial Bank MHC of NJ (46.0)	NASDAQ	Bridgeton, NJ	Thrift	379 S	6	12-31	06/05	14.00	63
<	Elmira Svgs Bank, FSB of NY	NASDAQ	Elmira, NY	Thrift	360 S	6	12-31	03/05	29.30	39
K	Lake Shore Bnp MHC of NY(45.0)	NASDAQ	Dunkirk, NY	Thrift	350 S	8	12-31	04/06	12.60	83
C	Green Co Bcrp MHC of NY (44.4)	NASDAQ	Catskill, NY	Thrift	312	7	06-30	12/98	15.00	62
E	Rome Bancorp, Inc. of Rome NY	NASDAQ	Rome, NY	Thrift	299	6	12-31	03/05	12.57	106
C	Pathfinder BC MHC of NY (35.8)	NASDAQ	Oswego, NY	Thrift	298 S	8	12-31	11/95	13.09	33
P	MSB Fin Corp MHC of NJ (45.0)	NASDAQ	Millington, NJ	Thrift	297 P	4	06-30	01/07	11.50	65
B	NE Comm Bncrp MHC of NY (45.0)	NASDAQ	White Plains, NY	Thrift	290 S	6	12-31	07/06	12.00	159
O	FedFirst Fin MHC of PA (45.0)	NASDAQ	Monessen, PA	Thrift	284 S	7	12-31	04/05	9.20	63
B	Independence FSB of DC	NASDAQ	Washington, DC	Thrift	159 S	3	12-31	06/85	10.25	16
	Gouverneur Bcp MHC of NY(42.8)	AMEX	Gouverneur, NY	Thrift	132	2	09-30	03/99	11.69	27
	-West Companies									
	Flagstar Bancorp, Inc. of MI	NYSE	Troy, MI	Thrift	15,497	128	12-31	04/97	12.90	821
'B	MAF Bancorp, Inc. of IL	NASDAQ	Clarendon Hls IL	Thrift	11,120	73	12-31	01/90	42.74	1,406
'N	Capitol Fd Fn MHC of KS (29.5)	NASDAQ	Topeka, KS	Thrift	8,206	37	09-30	04/99	37.29	2,764
'W	Anchor BanCorp Wisconsin of WI	NASDAQ	Madison, WI	M.B.	4,506	57	03-31	07/92	28.11	612
IU	Bank Mutual Corp of WI	NASDAQ	Milwaukee, WI	Thrift	3,460 S	71	12-31	10/03	11.28	680
'E	TierOne Corp. of Lincoln NE	NASDAQ	Lincoln, NE	Thrift	3,431	69	12-31	10/02	26.85	484
'C	First Place Fin. Corp. of OH	NASDAQ	Warren, OH	Thrift	3,074	37	06-30	01/99	21.12	369
'C	United Community Fin. of OH	NASDAQ	Youngstown OH	Thrift	2,704	35	12-31	07/98	10.74	333
'N	Citizens First Bancorp of MI	NASDAQ	Port Huron, MI	Thrift	1,778 S	23	12-31	03/01	23.43	191
'W	Wauwatosa Hlds MHC of WI(30.4)	NASDAQ	Wauwatosa, WI	Thrift	1,648	7	06-30	10/05	17.35	575
'N	BankFinancial Corp. of IL	NASDAQ	Burr Ridge, IL	Thrift	1,600 S	16	12-31	06/05	16.88	410
SB	NASB Fin, Inc. of Grandview MO	NASDAQ	Grandview, MO	Thrift	1,560	9	09-30	09/85	35.04	291
'F	First Defiance Fin. Corp of OH	NASDAQ	Defiance, OH	Thrift	1,528	27	12-31	10/95	28.61	204
'S	CFS Bancorp, Inc of Munster IN	NASDAQ	Munster, IN	Thrift	1,254	22	12-31	07/98	14.87	166
BI	Peoples Community Bcrp. of OH	NASDAQ	West Chester, OH	Thrift	1,053 S	14	09-30	03/00	17.78	85
LB	Pulaski Fin Cp of St. Louis MO	NASDAQ	St. Louis, MO	Thrift	1,035	7	09-30	12/98	16.20	161
'C	HF Financial Corp. of SD	NASDAQ	Sioux Falls, SD	Thrift	1,012	34	06-30	04/92	18.34	73
'SF	MutualFirst Fin. Inc. of IN	NASDAQ	Muncie, IN	Thrift	991 S	19	12-31	12/99	20.03	87
NF	HMN Financial, Inc. of MN	NASDAQ	Rochester, MN	Thrift	978	13	12-31	06/94	34.40	148
'PC	PVF Capital Corp. of Solon OH	NASDAQ	Solon, OH	R.E.	916	16	06-30	12/92	11.53	89
'BC	HopFed Bancorp, Inc. of KY	NASDAQ	Hopkinsville, KY	Thrift	759 S	9	12-31	02/98	16.04	58
'SN	Meta Financial Group of IA	NASDAQ	Storm Lake, IA	Thrift	755	16	09-30	09/93	30.07	78
'SX	First Federal Bankshares of IA	NASDAQ	Sioux City, IA	Thrift	601	14	06-30	04/99	21.55	74
FFD	North Central Bancshares of IA	NASDAQ	Fort Dodge, IA	Thrift	516	10	12-31	03/96	39.85	55
FBC	MFB Corp. of Mishawaka IN	NASDAQ	Mishawaka, IN	Thrift	502	11	09-30	03/94	34.29	45
FDC	Peoples Bancorp of Auburn IN	NASDAQ	Auburn, IN	Thrift	500	15	09-30	07/87	20.00	64
SBI	Ameriana Bancorp of IN	NASDAQ	New Castle, IN	Thrift	479 S	10	12-31	03/87	12.50	38
CAP	First Capital, Inc. of IN	NASDAQ	Corydon, IN	Thrift	452 S	12	12-31	01/99	18.24	52
AYN	Wayne Savings Bancshares of OH	NASDAQ	Wooster, OH	Thrift	409	11	03-31	01/03	13.75	45
SBI	LSB Fin. Corp. of Lafayette IN	NASDAQ	Lafayette, IN	Thrift	366 S	5	12-31	02/95	26.69	43
BKI	First Bancorp of Indiana of IN	NASDAQ	Evansville, IN	Thrift	364	7	06-30	04/99	18.19	33
CBA	United Comm Bncp MHC IN (45.0)	NASDAQ	Lawrenceburg, IN	Thrift	358	5	06-30	03/06	11.80	100
CLF	First Clover Leaf Fin Cp of IL	NASDAQ	Edwardsville, IL	Thrift	341 S	4	12-31	07/06	11.55	105
FBI	First Federal Bancshares of IL	NASDAQ	Colchester, IL	Thrift	340 S	8	12-31	09/00	22.95	29
IVB	River Valley Bancorp of IN	NASDAQ	Madison, IN	Thrift	334 S	6	12-31	12/96	17.99	29
FNS	First Franklin Corp. of OH	NASDAQ	Cincinnati, OH	Thrift	324 S	8	12-31	01/88	17.50	30
HEV	Cheviot Fin Cp MHC of OH(42.1)	NASDAQ	Cincinnati, OH	Thrift	312 S	5	12-31	01/04	13.09	123
BTC	First BancTrust Corp of IL	NASDAQ	Paris, IL	Thrift	311	4	12-31	04/01	11.75	27
BCP	Liberty Bancorp, Inc. of MO	NASDAQ	Liberty, MO	Thrift	395	6	09-30	07/06	11.24	54

ANCIAL, LC.
ial Services Industry Consultants
orth Moore Street, Suite 2210
ton, Virginia 22209
528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 13, 2007(1)

	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
	est Companies (continued)									
	Citizens Comm Bncorp Inc of WI	NASDAQ	Eau Claire, WI	Thrift	290	12	09-30	11/06	9.45	67
	First Fed of N. Michigan of MI	NASDAQ	Alpena, MI	Thrift	286 S	10	12-31	04/05	9.17	28
	KY Fst Fed Bp MHC of KY (44.5)	NASDAQ	Hazard, KY	Thrift	265	1	06-30	03/05	10.00	85
	Jcksnville Bcp MHC of IL(47.7)	NASDAQ	Jacksonville, IL	Thrift	259 S	8	12-31	04/95	13.50	27
	First Bancshares, Inc. of MO	NASDAQ	Mntn Grove, MO	Thrift	237	10	06-30	12/93	16.83	26
	Central Federal Corp. of OH	NASDAQ	Fairlawn, OH	Thrift	236	4	12-31	12/98	7.25	33
	Park Bancorp of Chicago IL	NASDAQ	Chicago, IL	Thrift	226 S	4	12-31	08/96	34.75	39
	Blue River Bancshares of IN	NASDAQ	Shelbyville, IN	Thrift	214 S	5	12-31	06/98	5.75	20
	FFD Financial Corp of Dover OH	NASDAQ	Dover, OH	Thrift	167	3	06-30	04/96	17.30	19
	England Companies									
T	Peoples Bank MHC of CT (42.3)	NASDAQ	Bridgeport, CT	Div.	10,666	157	12-31	07/88	43.19	6,142
	NewAlliance Bancshares of CT	NYSE	New Haven, CT	Thrift	7,240	64	12-31	04/04	16.16	1,770
L	Brookline Bancorp, Inc. of MA	NASDAQ	Brookline, MA	Thrift	2,373	15	12-31	07/02	12.46	767
S	Berkshire Hills Bancorp of MA	NASDAQ	Pittsfield, MA	Thrift	2,150	25	12-31	06/00	33.70	294
B	Rockville Fin MHC of CT (45.0)	NASDAQ	Vrn Rockville CT	Thrift	1,213 S	16	12-31	05/05	14.63	284
	New Westfield Fin. Inc. of MA	AMEX	Westfield, MA	Thrift	997	10	12-31	01/07	10.40	332
X	United Fin Grp MHC of MA(46.4)	NASDAQ	W Springfield MA	Thrift	981 S	11	12-31	07/05	14.05	241
C	Benjamin Frkln Bncrp Inc of MA	NASDAQ	Franklin, MA	Thrift	914	9	12-31	04/05	15.17	125
B	MassBank Corp. of Reading MA	NASDAQ	Reading, MA	Thrift	844	15	12-31	05/86	32.89	142
C	Legacy Bancorp, Inc. of MA	NASDAQ	Pittsfield, MA	Thrift	808	10	12-31	10/05	15.74	162
I	SI Fin Gp Inc MHC of CT (41.3)	NASDAQ	Willimantic, CT	Thrift	744 S	16	12-31	10/04	13.02	162
S	Hingham Inst. for Sav. of MA	NASDAQ	Hingham, MA	Thrift	693	8	12-31	12/88	36.35	77
B	NH Thrift Bancshares of NH	NASDAQ	Newport, NH	Thrift	671 S	17	12-31	05/86	16.15	68
K	Central Bncrp of Somerville MA	NASDAQ	Somerville, MA	Thrift	565	10	03-31	10/86	32.00	53
K	Hampden Bancorp, Inc. of MA	NASDAQ	Springfield, MA	Thrift	548 P	7	06-30	01/07	13.30	98
X	LSB Corp of No. Andover MA	NASDAQ	North Andover, MA	Thrift	522 S	7	12-31	05/86	16.56	76
N	PSB Hldgs Inc MHC of CT (45.2)	NASDAQ	Putnam, CT	Thrift	480	4	06-30	10/04	10.81	74
K	Chicopee Bancorp, Inc. of MA	NASDAQ	Chicopee, MA	Thrift	450	7	12-31	07/06	15.14	113
L	Naug Vlly Fin MHC of CT (44.2)	NASDAQ	Naugatuck, CT	Thrift	414	6	12-31	10/04	12.33	93
B	Newport Bancorp, Inc. of RI	NASDAQ	Newport, RI	Thrift	290	5	12-31	07/06	13.75	67
B	New England Bnchrs Inc. of CT	NASDAQ	Enfield, CT	Thrift	276	8	03-31	12/05	13.11	70
LR	Mayflower Co-Op. Bank of MA	NASDAQ	Middleboro, MA	Thrift	242 S	6	04-30	12/87	12.10	25
	rth-West Companies									
SL	Washington Federal, Inc. of WA	NASDAQ	Seattle, WA	Thrift	9,151	131	09-30	11/82	23.49	2,054
SB	First Mutual Bncshrs Inc of WA	NASDAQ	Bellevue, WA	Thrift	1,079	12	12-31	12/85	22.33	149
FG	Ranier Pacific Fin Group of WA	NASDAQ	Tacoma, WA	Thrift	903	13	12-31	10/03	21.69	143
SB	Riverview Bancorp, Inc. of WA	NASDAQ	Vancouver, WA	Thrift	836	16	03-31	10/97	16.66	193
BX	Timberland Bancorp, Inc. of WA	NASDAQ	Hoquiam, WA	Thrift	594	25	09-30	01/98	35.61	131
	uth-East Companies									
BK	NetBank, Inc. of Alpharetta GA	NASDAQ	Alpharetta, GA	Thrift	3,608	1	12-31	07/97	2.73	145
CN	First Fin. Holdings Inc. of SC	NASDAQ	Charleston, SC	Thrift	2,655	47	09-30	11/83	34.75	419
PR	Superior Bancorp of AL	NASDAQ	Birmingham, AL	Thrift	2,439	59	12-31	12/98	11.42	396
CP	Coastal Fin. Corp. of SC	NASDAQ	Myrtle Beach, SC	Thrift	1,661	19	09-30	09/90	15.74	342
BH	First Fed. Bancshares of AR	NASDAQ	Harrison, AR	Thrift	852	15	12-31	05/96	23.71	115
FC	Atl Cst Fed Cp of GA MHC(36.8)	NASDAQ	Waycross, GA	Thrift	793 S	13	12-31	10/04	18.52	256
BC	Citizens South Banking of NC	NASDAQ	Gastonia, NC	Thrift	743	11	12-31	10/02	12.75	103
SH	Teche Hlding Cp of N Iberia LA	AMEX	New Iberia, LA	Thrift	695	17	09-30	04/95	46.19	102
FC	Community Fin. Corp. of VA	NASDAQ	Staunton, VA	Thrift	450	8	03-31	03/88	12.03	52
OS	Heritage Fn Gp MHC of GA(29.9)	NASDAQ	Albany, GA	Thrift	371 S	7	12-31	06/05	16.02	175
BI	Jefferson Bancshares Inc of TN	NASDAQ	Morristown, TN	Thrift	330	1	06-30	07/03	12.53	82
FC	South Street Fin. Corp. of NC	NASDAQ	Albemarle, NC	Thrift	269 S	2	12-31	10/96	9.06	27
DB	Great Pee Dee Bancorp of SC	NASDAQ	Cheraw, SC	Thrift	220	3	06-30	12/97	16.00	29
LA	GS Financial Corp. of LA	NASDAQ	Metairie, LA	Thrift	168	4	12-31	04/97	21.00	27

NCIAL, LC.
al Services Industry Consultants
orth Moore Street, Suite 2210
ton, Virginia 22209
528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 13, 2007(1)

Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Franklin Bank Corp of TX	NASDAQ	Houston, TX	Thrift	5,537	33	12-31	12/03	18.15	428
ViewPoint Finl MHC of TX(45.0)	NASDAQ	Plano, TX	Thrift	1,577	34	12-31	10/06	16.33	421
Osage Bancshares, Inc. of OK	NASDAQ	Pawhuska, OK	Thrift	139 P	3	06-30	01/07	9.75	35
rn Companies (Excl CA)									
United Western Bncp, Inc of CO	NASDAQ	Denver, CO	Thrift	2,157	1	12-31	10/96	23.93	174
Home Fed Bncp MHC of ID (40.8)	NASDAQ	Nampa, ID	Thrift	748	15	09-30	12/04	14.87	226

er Areas

ES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) BIF insured savings bank.

rce: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

e of Last Update: 03/13/07

EXHIBIT III-2A
Quaint Oak Bank
Public Market Pricing of Thrifts with Assets < $250 Million

INANCIAL, LC.
ncial Services Industry Consultants
North Moore Street, Suite 2210
ngton, Virginia 22209
) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 13, 2007(1)

ker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
lifornia Companies										
'	IndyMac Bancorp, Inc. of CA	NYSE	Pasadena, CA	Thrift	29,495	14	12-31	11/86	30.64	2,237
.	Downey Financial Corp. of CA	NYSE	Newport Beach CA	Thrift	16,209	172	12-31	01/71	67.31	1,875
)	FirstFed Financial Corp. of CA	NYSE	Santa Monica, CA	Thrift	9,296	29	12-31	12/83	56.85	946
'	PFF Bancorp, Inc. of Pomona CA	NYSE	Pomona, CA	Thrift	4,615	30	03-31	03/96	30.47	750
DV	Provident Fin. Holdings of CA	NASDAQ	Riverside, CA	M.B.	1,770	12	06-30	06/96	27.85	187
FG	Harrington West Facl Grp of CA	NASDAQ	Solvang, CA	Thrift	1,146 S	15	12-31	11/02	17.36	95
TB	First PacTrust Bancorp of CA	NASDAQ	Chula Vista, CA	Thrift	808	9	12-31	08/02	26.34	116
FI	Bofi Holding, Inc. Of CA	NASDAQ	San Diego, CA	Thrift	803	1	06-30	03/05	6.92	57
'ED	K-Fed Bancorp MHC of CA (37.3)	NASDAQ	Covina, CA	Thrift	777	5	06-30	03/04	19.40	273
'BI	Pacific Premier Bncrp of CA	NASDAQ	Costa Mesa, CA	Thrift	731	3	12-31	06/97	11.49	73
'FC	Broadway Financial Corp. of CA	NASDAQ	Los Angeles, CA	Thrift	301	4	12-31	01/96	10.85	18
lorida Companies										
(UNA	BankUnited Fin. Corp. of FL	NASDAQ	Coral Gables, FL	Thrift	13,811	55	09-30	12/85	23.03	846
'F	BFC Financial Corp. of FL	NYSE	FortLauderdaleFL	Thrift	7,390 D	74	12-31	/	5.15	185
3I	BankAtlantic Bancorp of FL	NYSE	FortLauderdaleFL	M.B.	6,496	75	12-31	11/83	12.37	755
)T	Federal Trust Corp of FL	AMEX	Sanford, FL	Thrift	730 S	6	12-31	12/97	9.92	93
'FL	First Community Bk Corp of FL	NASDAQ	Pinellas Park FL	Thrift	372 S	4	12-31	05/03	19.45	78
id-Atlantic Companies										
OV	Sovereign Bancorp, Inc. of PA	NYSE	Philadelphia, PA	M.B.	90,357 S	677	12-31	08/86	25.22	12,018
CBK	Hudson City Bancorp, Inc of NJ	NASDAQ	Paramus, NJ	Thrift	35,509	86	12-31	06/05	13.42	7,486
YB	New York Community Bcrp of NY	NYSE	Westbury, NY	Thrift	28,924 S	143	12-31	11/93	16.89	4,988
F	Astoria Financial Corp. of NY	NYSE	Lake Success, NY	Thrift	21,555	86	12-31	11/93	27.69	2,719
NFG	First Niagara Fin. Group of NY	NASDAQ	Lockport, NY	Thrift	8,059 D	122	12-31	01/03	14.02	1,552
WSB	Northwest Bcrp MHC of PA(39.1)	NASDAQ	Warren, PA	Thrift	6,528	154	06-30	11/94	26.69	1,335
PS	Provident Fin. Serv. Inc of NJ	NYSE	Jersey City, NJ	Thrift	8,824 S	79	12-31	01/03	17.25	1,091
SBC	Investors Bcrp MHC of NJ(45.7)	NASDAQ	Short Hills, NJ	Thrift	5,447	46	06-30	10/05	14.84	1,721
RTR	Partners Trust Fin. Grp. of NY	NASDAQ	Utica, NY	Thrift	3,747	37	12-31	07/04	11.42	504
COM	Dime Community Bancshars of NY	NASDAQ	Brooklyn, NY	Thrift	3,173	20	12-31	06/96	12.94	472
RST	TrustCo Bank Corp NY of NY	NASDAQ	Glenville, NY	Thrift	3,161	75	12-31	/	9.75	730
'SFS	WSFS Financial Corp. of DE	NASDAQ	Wilmington, DE	Div.	3,000 S	23	12-31	11/86	65.50	435
NBT	KNBT Bancorp, Inc. of PA	NASDAQ	Bethlehem, PA	Thrift	2,927 S	57	12-31	11/03	14.97	394
'FIC	Flushing Fin. Corp. of NY	NASDAQ	Lake Success, NY	Thrift	2,837	11	12-31	11/95	16.23	343
'BNY	Provident NY Bncrp, Inc. of NY	NASDAQ	Montebello, NY	Thrift	2,797	39	09-30	01/04	13.70	585
'FSB	PennFed Fin. Services of NJ	NASDAQ	West Orange, NJ	Thrift	2,339	25	06-30	07/94	20.58	267
)CFC	OceanFirst Fin. Corp of NJ	NASDAQ	Toms River, NJ	Thrift	2,074	17	12-31	07/96	20.60	253
(RNY	Kearny Fin Cp MHC of NJ (29.7)	NASDAQ	Fairfield, NJ	Thrift	2,018	25	06-30	02/05	14.74	1,056
ESBF	ESB Financial Corp. of PA	NASDAQ	Ellwood City, PA	Thrift	1,918 S	26	12-31	06/90	10.75	138
'VSA	Parkvale Financial Corp of PA	NASDAQ	Monroeville, PA	Thrift	1,864	47	06-30	07/87	30.08	171
'FBC	Willow Financial Bcp Inc of PA	NASDAQ	Maple Glen, PA	Thrift	1,540	14	06-30	04/02	11.90	186
FMCO	FMS Fin Corp. of Burlington NJ	NASDAQ	Burlington, NJ	Thrift	1,213 S	41	12-31	12/88	31.70	207
ORIT	Oritani Fin Cp MHC of NJ(32.0)	NASDAQ		Thrift	1,167 P	0		01/07	15.39	634
SYNF	Synergy Financial Group of NJ	NASDAQ	Cranford, NJ	Thrift	986	18	12-31	01/04	16.13	184
ABBC	Abington Com Bcp MHC PA (42.9)	NASDAQ	Jenkintown, PA	Thrift	925	12	12-31	12/04	19.26	294
SVBI	Severn Bancorp, Inc. of MD	NASDAQ	Annapolis, MD	Thrift	910 S	2	12-31	/	21.30	195
ROMA	Roma Fin Corp MHC of NJ (31.0)	NASDAQ	Robbinsville, NJ	Thrift	874 S	8	12-31	07/06	14.97	490
GLK	Great Lakes Bancorp, Inc of NY	NYSE	Buffalo, NY	Thrift	869 B	14	12-31	/	12.86	140
CSBK	Clifton Svg Bp MHC of NJ(43.3)	NASDAQ	Clifton, NJ	Thrift	817	10	03-31	03/04	11.21	329
BCSB	BCSB Bankcorp MHC of MD (36.5)	NASDAQ	Baltimore, MD	Thrift	768	17	09-30	07/98	15.10	89
CNY	Carver Bancorp, Inc. of NY	AMEX	New York, NY	Thrift	765	8	03-31	10/94	16.20	41
FXCB	Fox Chase Bncp MHC of PA(44.5)	NASDAQ	Hatboro, PA	Thrift	756	11	12-31	10/06	13.60	200
HARL	Harleysville Svgs Fin Cp of PA	NASDAQ	Harleysville, PA	Thrift	750	5	09-30	08/87	16.53	64
FSBI	Fidelity Bancorp, Inc. of PA	NASDAQ	Pittsburgh, PA	Thrift	739	13	09-30	06/88	18.53	55
THRD	TF Fin. Corp. of Newtown PA	NASDAQ	Newtown, PA	Thrift	654	14	12-31	07/94	30.50	88
PBCI	Pamrapo Bancorp, Inc. of NJ	NASDAQ	Bayonne, NJ	Thrift	637	9	12-31	11/89	23.00	114
OSHC	Ocean Shr Hldg MHC of NJ(44.8)	NASDAQ	Ocean City, NJ	Thrift	563 S	6	12-31	12/04	13.40	115

INANCIAL, LC.
ocial Services Industry Consultants
North Moore Street, Suite 2210
ngton, Virginia 22209
) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 13, 2007(1)

ker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)		Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
-Atlantic Companies (continued)											
J	American Bancorp of NJ	NASDAQ	Bloomfield, NJ	Thrift	524		2	09-30	10/05	11.74	154
S	First Keystone Fin., Inc of PA	NASDAQ	Berwick, PA	Thrift	530		8	09-30	01/95	19.77	48
P	Prudential Bncp MHC PA (42.7)	NASDAQ	Philadelphia, PA	Thrift	467		6	09-30	03/05	13.60	163
R	Magyar Bancorp MHC of NJ(46.0)	NASDAQ	Nw Brunswick, NJ	Thrift	449		5	09-30	01/06	14.20	84
	Washington SB, FSB of Bowie MD	AMEX	Bowie, MD	Thrift	439	S	5	07-31	08/88	8.49	64
FC	Oneida Financl MHC of NY(44.6)	NASDAQ	Oneida, NY	Thrift	434	S	10	12-31	12/98	12.00	93
FC	WVS Financial Corp. of PA	NASDAQ	Pittsburgh, PA	Thrift	417		6	06-30	11/93	16.40	38
B	Brooklyn Fed MHC of NY (30.0)	NASDAQ	Brooklyn, NY	Thrift	405		4	09-30	04/05	14.13	187
LB	Alliance Bank MHC of PA (45.0)	NASDAQ	Broomall, PA	Thrift	392	P	9	12-31	01/07	9.25	67
BK	Colonial Bank MHC of NJ (46.0)	NASDAQ	Bridgeton, NJ	Thrift	379	S	6	12-31	06/05	14.00	63
BK	Elmira Svgs Bank, FSB of NY	NASDAQ	Elmira, NY	Thrift	360	S	6	12-31	03/85	29.30	39
BK	Lake Shore Bnp MHC of NY(45.0)	NASDAQ	Dunkirk, NY	Thrift	350	S	8	12-31	04/06	12.60	83
BC	Green Co Bcrp MHC of NY (44.4)	NASDAQ	Catskill, NY	Thrift	312		7	06-30	12/98	15.00	62
ME	Rome Bancorp, Inc. of Rome NY	NASDAQ	Rome, NY	Thrift	299		4	12-31	03/05	12.57	106
HC	Pathfinder BC MHC of NY (35.8)	NASDAQ	Oswego, NY	Thrift	298	S	8	12-31	11/95	12.89	32
BP	MSB Fin Corp MHC of NJ (45.0)	NASDAQ	Millington, NJ	Thrift	297	P	4	06-30	01/07	11.50	65
CB	NE Comm Bncrp MHC of NY (45.0)	NASDAQ	White Plains, NY	Thrift	290	S	6	12-31	07/06	12.00	159
FCO	FedFirst Fin MHC of PA (45.8)	NASDAQ	Monessen, PA	Thrift	284	S	7	12-31	04/05	9.20	63
FSB	Independence FSB of DC	NASDAQ	Washington, DC	Thrift	159	S	5	12-31	06/85	10.25	16
DV	Gouverneur Bcp MHC of NY(42.0)	AMEX	Gouverneur, NY	Thrift	132		2	09-30	03/99	11.69	27
id-West Companies											
BC	Flagstar Bancorp, Inc. of MI	NYSE	Troy, MI	Thrift	15,497		128	12-31	04/97	12.90	821
APB	MAF Bancorp, Inc. of IL	NASDAQ	Clarendon Hls IL	Thrift	11,120		73	12-31	01/90	42.74	1,406
FFN	Capitol Fd Fn MHC of KS (29.5)	NASDAQ	Topeka, KS	Thrift	8,206		37	09-30	04/99	37.29	2,764
BCW	Anchor BanCorp Wisconsin of WI	NASDAQ	Madison, WI	M.B.	4,506		57	03-31	07/92	28.11	612
KMU	Bank Mutual Corp of WI	NASDAQ	Milwaukee, WI	Thrift	3,460	S	71	12-31	10/03	11.28	680
ONE	TierOne Corp. of Lincoln NE	NASDAQ	Lincoln, NE	Thrift	3,431		69	12-31	10/02	26.85	484
PFC	First Place Fin. Corp. of OH	NASDAQ	Warren, OH	Thrift	3,074		27	06-30	01/99	21.12	369
CFC	United Community Fin. of OH	NASDAQ	Youngstown OH	Thrift	2,704		35	12-31	07/98	10.74	331
TZN	Citizens First Bancorp of MI	NASDAQ	Port Huron, MI	Thrift	1,778	S	23	12-31	03/01	23.43	191
AUW	Wauwatosa Hlds MHC of WI(30.4)	NASDAQ	Wauwatosa, WI	Thrift	1,648		7	06-30	10/05	17.35	575
FIN	BankFinancial Corp. of IL	NASDAQ	Burr Ridge, IL	Thrift	1,600	S	16	12-31	06/05	16.88	410
ASB	NASB Fin, Inc. of Grandview MO	NASDAQ	Grandview, MO	Thrift	1,560		9	09-30	09/85	35.04	291
DEF	First Defiance Fin. Corp of OH	NASDAQ	Defiance, OH	Thrift	1,528		27	12-31	10/95	28.61	204
ITS	CFS Bancorp, Inc of Munster IN	NASDAQ	Munster, IN	Thrift	1,254		22	12-31	07/98	14.87	166
CBI	Peoples Community Bcrp. of OH	NASDAQ	West Chester, OH	Thrift	1,053	S	14	09-30	03/00	17.78	85
ULB	Pulaski Fin Cp of St. Louis MO	NASDAQ	St. Louis, MO	Thrift	1,035		7	09-30	12/98	16.20	161
HFFC	HF Financial Corp. of SD	NASDAQ	Sioux Falls, SD	Thrift	1,012		34	06-30	04/92	18.34	73
MFSF	MutualFirst Fin. Inc. of IN	NASDAQ	Muncie, IN	Thrift	991	S	19	12-31	12/99	20.03	87
HMNF	HMN Financial, Inc. of MN	NASDAQ	Rochester, MN	Thrift	978		13	12-31	06/94	34.40	148
PVFC	PVF Capital Corp. of Solon OH	NASDAQ	Solon, OH	R.E.	916		16	06-30	12/92	11.53	89
HFBC	HopFed Bancorp, Inc. of KY	NASDAQ	Hopkinsville, KY	Thrift	759	S	9	12-31	02/98	16.04	58
CASH	Meta Financial Group of IA	NASDAQ	Storm Lake, IA	Thrift	755		16	09-30	09/93	30.87	78
FFSX	First Federal Bankshares of IA	NASDAQ	Sioux City, IA	Thrift	601		14	06-30	04/99	21.55	74
FFFD	North Central Bancshares of IA	NASDAQ	Fort Dodge, IA	Thrift	516		10	12-31	03/96	39.85	55
MFBC	MFB Corp. of Mishawaka IN	NASDAQ	Mishawaka, IN	Thrift	502		11	09-30	03/94	34.29	45
FFDC	Peoples Bancorp of Auburn IN	NASDAQ	Auburn, IN	Thrift	500		15	09-30	07/87	20.00	64
ASBI	Ameriana Bancorp of IN	NASDAQ	New Castle, IN	Thrift	479	S	10	12-31	03/87	12.50	38
FCAP	First Capital, Inc. of IN	NASDAQ	Corydon, IN	Thrift	452	S	12	12-31	01/99	18.24	52
WAYN	Wayne Savings Bancshares of OH	NASDAQ	Wooster, OH	Thrift	409		11	03-31	01/03	13.73	45
LSBI	LSB Fin. Corp. of Lafayette IN	NASDAQ	Lafayette, IN	Thrift	366	S	5	12-31	02/95	26.68	43
FBEI	First Bancorp of Indiana of IN	NASDAQ	Evansville, IN	Thrift	364		7	06-30	04/99	18.19	33
UCBA	United Comm Bncp MHC IN (45.0)	NASDAQ	Lawrenceburg, IN	Thrift	358		9	06-30	03/06	11.80	100
FCLF	First Clover Leaf Fin Cp of IL	NASDAQ	Edwardsville, IL	Thrift	341	S	4	12-31	07/06	11.55	105
FFBI	First Federal Bancshares of IL	NASDAQ	Colchester, IL	Thrift	340	S	8	12-31	09/00	22.95	29
RIVR	River Valley Bancorp of IN	NASDAQ	Madison, IN	Thrift	334	S	6	12-31	12/96	17.99	29
FFHS	First Franklin Corp. of OH	NASDAQ	Cincinnati, OH	Thrift	324	S	8	12-31	01/88	17.50	30
CHEV	Cheviot Fin Cp MHC of OH(42.1)	NASDAQ	Cincinnati, OH	Thrift	312	S	5	12-31	01/04	13.05	123
FBTC	First BancTrust Corp of IL	NASDAQ	Paris, IL	Thrift	311		4	12-31	04/01	11.75	27
LBCP	Liberty Bancorp, Inc. of MO	NASDAQ	Liberty, MO	Thrift	395		6	09-30	07/06	11.24	54

IANCIAL, LC.
:ial Services Industry Consultants
North Moore Street, Suite 2210
;ton, Virginia 22209
528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 13, 2007(1)

...r	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
	...est Companies (continued)									
	Citizens Comm Bncorp Inc of WI	NASDAQ	Eau Claire, WI	Thrift	390	12	09-30	11/06	9.45	67
	First Fed of N. Michigan of MI	NASDAQ	Alpena, MI	Thrift	286 S	10	12-31	04/05	9.17	28
	KY Fst Fed Bp MHC of KY (44.5)	NASDAQ	Hazard, KY	Thrift	265	1	06-30	03/05	10.00	85
	Jcksnville Bcp MHC of IL(47.7)	NASDAQ	Jacksonville, IL	Thrift	259 S	8	12-31	04/95	13.50	27
	First Bancshares, Inc. of MO	NASDAQ	Mntn Grove, MO	Thrift	237	10	06-30	12/93	16.83	26
	Central Federal Corp. of OH	NASDAQ	Fairlawn, OH	Thrift	236	4	12-31	12/98	7.25	33
	Park Bancorp of Chicago IL	NASDAQ	Chicago, IL	Thrift	226 S	4	12-31	08/96	34.75	39
	Blue River Bancshares of IN	NASDAQ	Shelbyville, IN	Thrift	214 S	5	12-31	06/98	5.75	20
	FFD Financial Corp of Dover OH	NASDAQ	Dover, OH	Thrift	167	3	06-30	04/96	17.30	19
	...England Companies									
T	Peoples Bank MHC of CT (42.3)	NASDAQ	Bridgeport, CT	Div.	10,686	157	12-31	07/88	43.19	6,142
	NewAlliance Bancshares of CT	NYSE	New Haven, CT	Thrift	7,248	64	12-31	04/04	16.16	1,770
L	Brookline Bancorp, Inc. of MA	NASDAQ	Brookline, MA	Thrift	2,373	19	12-31	07/02	12.46	767
B	Berkshire Hills Bancorp of MA	NASDAQ	Pittsfield, MA	Thrift	2,150	25	12-31	06/00	33.70	294
B	Rockville Fin MHC of CT (45.0)	NASDAQ	Vrn Rockville CT	Thrift	1,313 S	16	12-31	05/05	14.63	284
	New Westfield Fin. Inc. of MA	AMEX	Westfield, MA	Thrift	997	10	12-31	01/07	10.40	332
IK	United Fin Grp MHC of MA(46.4)	NASDAQ	W Springfield MA	Thrift	981 S	11	12-31	07/05	14.05	241
IC	Benjamin Frkln Bncrp Inc of MA	NASDAQ	Franklin, MA	Thrift	914	9	12-31	04/05	15.17	125
IB	MassBank Corp. of Reading MA	NASDAQ	Reading, MA	Thrift	844	15	12-31	05/86	32.89	142
C	Legacy Bancorp, Inc. of MA	NASDAQ	Pittsfield, MA	Thrift	808	10	12-31	10/05	15.74	162
'I	SI Fin Gp Inc MHC of CT (41.3)	NASDAQ	Willimantic, CT	Thrift	744 S	16	12-31	10/04	13.02	162
'B	Hingham Inst. for Sav. of MA	NASDAQ	Hingham, MA	Thrift	692	8	12-31	12/88	36.35	77
'B	NH Thrift Bancshares of NH	NASDAQ	Newport, NH	Thrift	671 S	17	12-31	05/86	16.15	68
IK	Central Bncrp of Somerville MA	NASDAQ	Somerville, MA	Thrift	565	10	03-31	10/86	32.00	52
IK	Hampden Bancorp, Inc. of MA	NASDAQ	Springfield, MA	Thrift	548 P	7	06-30	01/07	12.30	98
3X	LSB Corp of No. Andover MA	NASDAQ	North Andover, MA	Thrift	522 S	7	12-31	05/86	16.56	76
BH	PSB Hldgs Inc MHC of CT (45.2)	NASDAQ	Putnam, CT	Thrift	480	4	06-30	10/04	10.81	74
'K	Chicopee Bancorp, Inc. of MA	NASDAQ	Chicopee, MA	Thrift	450	7	12-31	07/06	15.14	113
9L	Naug Vlly Fin MHC of CT (44.2)	NASDAQ	Naugatuck, CT	Thrift	414	6	12-31	10/04	13.33	92
5B	Newport Bancorp, Inc. of RI	NASDAQ	Newport, RI	Thrift	290	5	12-31	07/06	13.75	67
BS	New England Bnchrs Inc. of CT	NASDAQ	Enfield, CT	Thrift	276	8	03-31	12/05	13.11	70
LA	Mayflower Co-Op. Bank of MA	NASDAQ	Middleboro, MA	Thrift	242 S	6	04-30	12/87	13.10	25
	...rth-West Companies									
SL	Washington Federal, Inc. of WA	NASDAQ	Seattle, WA	Thrift	9,151	121	09-30	11/82	23.49	2,054
SB	First Mutual Bncshrs Inc of WA	NASDAQ	Bellevue, WA	Thrift	1,079	12	12-31	12/85	22.33	149
'PG	Rainier Pacific Fin Group of WA	NASDAQ	Tacoma, WA	Thrift	903	13	12-31	10/03	21.69	143
'SB	Riverview Bancorp, Inc. of WA	NASDAQ	Vancouver, WA	Thrift	836	16	03-31	10/97	16.66	193
BK	Timberland Bancorp, Inc. of WA	NASDAQ	Hoquiam, WA	Thrift	594	25	09-30	01/98	35.61	131
	...uth-East Companies									
'BK	NetBank, Inc. of Alpharetta GA	NASDAQ	Alpharetta, GA	Thrift	3,688	1	12-31	07/97	2.73	145
FCN	First Fin. Holdings Inc. of SC	NASDAQ	Charleston, SC	Thrift	2,655	47	09-30	11/83	34.75	419
JPR	Superior Bancorp of AL	NASDAQ	Birmingham, AL	Thrift	2,439	59	12-31	12/98	11.42	396
FCP	Coastal Fin. Corp. of SC	NASDAQ	Myrtle Beach, SC	Thrift	1,661	19	09-30	09/90	15.74	342
FBN	First Fed. Bancshares of AR	NASDAQ	Harrison, AR	Thrift	852	15	12-31	05/96	23.71	115
:FC	Atl Cst Fed Cp of GA MHC(36.8)	NASDAQ	Waycross, GA	Thrift	793 S	12	12-31	10/04	18.52	256
SBC	Citizens South Banking of NC	NASDAQ	Gastonia, NC	Thrift	743	11	12-31	10/02	12.75	103
SH	Teche Hlding Cp of N Iberia LA	AMEX	New Iberia, LA	Thrift	695	17	09-30	04/95	46.19	102
FFC	Community Fin. Corp. of VA	NASDAQ	Staunton, VA	Thrift	450	8	03-31	03/88	12.03	52
BOS	Heritage Fn Gp MHC of GA(29.9)	NASDAQ	Albany, GA	Thrift	371 S	7	12-31	06/05	16.02	175
FBI	Jefferson Bancshares Inc of TN	NASDAQ	Morristown, TN	Thrift	330	1	06-30	07/03	12.53	82
SFC	South Street Fin. Corp. of NC	NASDAQ	Albemarle, NC	Thrift	269 S	2	12-31	10/96	9.06	27
EDB	Great Pee Dee Bancorp of SC	NASDAQ	Cheraw, SC	Thrift	220	3	06-30	12/97	16.00	29
SLA	GS Financial Corp. of LA	NASDAQ	Metairie, LA	Thrift	168	4	12-31	04/97	21.00	27

FINANCIAL, LC.
ancial Services Industry Consultants
0 North Moore Street, Suite 2210
ington, Virginia 22209
3) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
March 13, 2007(1)

ker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
TX	Franklin Bank Corp of TX	NASDAQ	Houston, TX	Thrift	5,537	32	12-31	12/03	18.15	428
PG	ViewPoint Finl MHC of TX(45.0)	NASDAQ	Plano, TX	Thrift	1,577	34	12-31	10/06	16.33	421
SK	Osage Bancshares, Inc. of OK	NASDAQ	Pawhuska, OK	Thrift	139 P	3	06-30	01/07	9.75	35
stern Companies (Excl CA)										
WR	United Western Bncp, Inc of CO	NASDAQ	Denver, CO	Thrift	2,157	1	12-31	10/96	23.99	174
MB	Home Fed Bncp MHC of ID (40.8)	NASDAQ	Nampa, ID	Thrift	768	15	09-30	12/04	14.87	226
ther Areas										

OTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) BIF insured savings bank.

ource: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

ate of Last Update: 03/13/07

EXHIBIT III-2A
Quaint Oak Bank
Public Market Pricing of Thrifts with Assets < $250 Million

FINANCIAL, LC.
nancial Services Industry Consultants
00 North Moore Street, Suite 2210
lington, Virginia 22209
03) 528-1700

Exhibit III-3A
Market Pricing Comparatives
Prices As of March 9, 2007

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Dividends(4) Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Financial Characteristics(6) Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	18.64	407.69	0.86	13.31	19.35	146.53	17.73	165.24	19.88	0.40	2.11	33.86	3,019	12.08	0.54	0.60	6.41	0.59	5.78
Special Selection Grouping(8)	14.79	25.46	0.27	13.05	19.10	114.31	14.34	116.96	18.60	0.35	2.46	40.55	195	12.76	0.82	0.33	2.02	0.29	1.51
Comparable Group																			
Special Comparative Group(8)																			
BRBI Blue River Bancshares of IN	5.75	20.17	0.41	5.12	14.02	112.30	9.40	138.55	14.02	0.08	1.39	19.51	214	8.37	2.78	0.67	8.25	0.67	8.25
CFBK Central Federal Corp. of OH	7.25	32.94	-0.05	6.40	NM	113.28	13.96	113.28	NM	0.36	4.97	NM	236	12.32	0.18	-0.02	-0.17	-0.11	-0.85
FFDF FFD Financial Corp of Dover OH	17.30	19.13	1.41	15.82	11.38	109.36	11.44	109.36	12.27	0.56	3.24	39.72	167	10.46	0.81	1.03	9.23	0.95	8.56
FBSI First Bancshares, Inc. of MO	16.83	26.12	-0.11	17.07	NM	98.59	11.02	99.76	NM	0.16	0.95	NM	237	11.18	NA	-0.09	-0.82	-0.07	-0.64
GSLA GS Financial Corp. of LA	21.00	26.59	1.70	21.55	12.57	97.45	15.79	97.45	12.35	0.40	1.90	23.53	168	16.20	0.28	1.23	8.04	1.25	8.18
GOV Gouverneur Bcp MHC of NY(42.8)	11.69	11.47	0.58	8.77	22.06	133.30	20.32	133.30	20.16	0.32	2.74	23.55	132	15.24	0.53	0.95	6.24	1.04	6.82
PEDE Great Pee Dee Bancorp of SC	16.00	28.62	0.91	15.17	17.20	105.47	13.00	107.82	17.58	0.64	4.00	70.33	220	12.33	0.28	0.77	6.16	0.75	6.03
IFSB Independence FSB of DC	10.25	15.91	-2.59	8.31	NM	123.35	10.04	123.35	NM	0.00	0.00	NM	159	8.14	0.54	-1.96	-22.69	-2.46	-28.52
MFLR Mayflower Co-Op. Bank of MA	12.10	25.31	0.60	9.24	22.83	130.95	10.44	131.38	20.17	0.40	3.31	66.67	243	7.97	NA	0.46	5.90	0.52	6.68
OSBK Osage Bancshares, Inc. of OK	9.75	35.10	0.29	9.71	33.62	100.41	25.23	100.41	33.62	0.24	2.46	NM	139	25.12	NA	0.75	2.99	0.75	2.99
PFED Park Bancorp of Chicago IL	34.75	38.75	-0.23	26.35	NM	131.88	17.11	131.88	NM	0.72	2.07	NM	226	12.98	1.16	-0.11	-0.86	-0.11	-0.86

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax affected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Assets less than $250 Million;

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-2B
Quaint Oak Bank
Public Market Pricing of Mid-Atlantic Thrifts with
Assets between $250 and $500 million

? FINANCIAL, LC.
inancial Services Industry Consultants
700 North Moore Street, Suite 2210
rlington, Virginia 22209
703) 528-1700

Exhibit III-2B
Market Pricing Comparatives
Prices As of March 9, 2007

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Dividends(4) Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	18.64	407.69	0.86	13.31	19.35	146.53	17.73	165.24	19.88	0.40	1.11	33.86	3,019	12.08	0.54	0.60	6.41	0.59	5.78
Special Selection Grouping(8)	13.57	44.86	0.55	8.70	22.16	157.94	23.62	166.30	23.96	0.24	1.65	16.69	367	14.75	0.36	0.65	5.32	0.70	5.79
Comparable Group																			
Special Comparative Group(8)																			
ALLB Alliance Bank MHC of PA (45.0)	9.25	30.07	0.27	6.71	NM	137.85	17.03	137.85	34.26	0.16	1.73	26.66	392	13.35	0.52	0.42	3.43	0.50	4.02
BFSB Brooklyn Fed MHC of NY (30.0)	14.13	56.07	0.39	6.18	36.23	228.64	46.13	228.64	36.23	0.12	0.85	9.23	405	30.18	0.07	1.35	6.54	1.35	6.54
COBK Colonial Bank MHC of NJ (46.0)	14.00	29.12	0.32	8.19	NM	170.94	16.71	170.94	NM	0.00	0.00	0.00	379	9.78	0.04	0.43	4.15	0.41	4.03
ESBK Elmira Svgs Bank, FSB of NY	29.30	38.97	2.32	18.25	14.15	160.55	18.02	162.33	12.63	0.84	3.87	36.21	360	6.74	0.08	0.82	11.92	0.91	13.36
FFCO FedFirst Fin MHC of PA (45.0)	9.20	28.25	0.06	6.79	NM	135.49	22.07	138.76	NM	0.00	0.00	0.00	284	16.29	0.44	-0.02	-0.15	0.15	0.89
GCBC Green Co Bcrp MHC of NY (44.4)	15.00	27.62	0.67	8.51	24.19	176.26	19.92	176.26	22.39	0.50	3.33	33.13	312	11.30	0.02	0.84	7.54	0.91	8.15
LSBK Lake Shore Bnp MHC of NY(45.0)	12.60	37.50	0.31	8.27	NM	152.36	23.78	152.36	NM	0.12	0.95	17.42	350	15.61	0.37	0.54	5.86	0.58	6.26
MSBP MSB Fin Corp MHC of NJ (45.0)	11.50	29.08	0.25	7.30	NM	157.53	21.76	157.53	NM	0.00	0.00	0.00	297	13.81	NA	0.45	3.29	0.47	3.42
MGYB Magyar Bancorp MHC of NJ(46.0)	14.20	38.67	0.54	8.20	NM	173.17	18.73	173.17	26.30	0.00	0.00	0.00	449	10.82	1.70	0.28	2.56	0.71	6.59
NECB NE Comm Bncrp MHC of NY (45.0)	12.00	71.41	0.13	7.30	NM	164.38	54.69	164.38	NM	0.00	0.00	0.00	290	33.27	NA	0.57	2.45	0.57	2.45
ONFC Oneida Financl MHC of NY(44.6)	12.00	41.69	0.46	7.17	24.49	167.36	21.51	260.87	26.09	0.48	4.00	NM	434	12.85	0.01	0.87	7.03	0.82	6.60
PBHC Pathfinder BC MHC of NY (35.8)	12.89	11.36	0.31	8.67	NM	148.67	10.66	103.88	NM	0.41	3.18	NM	398	7.17	0.62	0.32	3.16	0.25	3.63
PBIP Prudential Bncp MHC PA (42.7)	13.60	70.11	0.30	7.28	NM	186.81	35.01	186.81	NM	0.16	1.18	22.88	467	18.74	0.03	0.78	4.04	0.78	4.04
ROME Rome Bancorp, Inc. of Rome NY	12.57	106.41	0.40	9.13	31.43	137.68	35.63	137.68	31.43	0.32	3.55	NM	299	35.88	0.38	1.12	3.97	1.12	3.97
WVFC WVS Financial Corp. of PA	16.40	37.88	1.51	12.99	10.86	126.25	9.07	126.25	10.86	0.64	3.90	42.38	417	7.19	NA	0.83	11.68	0.83	11.68
WSB Washington SB, FSB of Bowie MD	8.49	63.53	0.55	8.24	13.92	103.03	14.47	103.03	15.44	0.16	1.88	29.09	439	14.04	NA	0.96	7.69	0.87	6.94

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Assets $250-$500 Million; Mid-Atlantic Companies;

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this
report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-2C
Quaint Oak Bank
Public Market Pricing of Mid-Atlantic Thrifts with
Assets between $500 million and $1.0 billion

FINANCIAL, LC.
nancial Services Industry Consultants
'00 North Moore Street, Suite 2210
:lington, Virginia 22209
'03) 528-1700

Exhibit III-2C
Market Pricing Comparatives
Prices As of March 9, 2007

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12-Mth EPS(2) ($)	Per Share Data: Book Value/ Share ($)	Pricing Ratios(3): P/E (X)	Pricing Ratios(3): P/B (%)	Pricing Ratios(3): P/A (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): P/CORE (x)	Dividends(4): Amount/ Share ($)	Dividends(4): Yield (%)	Dividends(4): Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Financial Characteristics(6): Equity/ Assets (%)	Financial Characteristics(6): NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	18.64	407.69	0.86	13.31	19.35	146.53	17.73	165.24	19.88	0.40	2.11	33.86	3,019	12.08	0.56	0.60	6.41	0.59	5.78
Special Selection Grouping(8)	17.12	108.49	0.72	11.78	18.22	156.38	20.76	159.38	18.06	0.30	1.55	31.00	740	12.79	0.34	0.57	5.97	0.57	5.98
Comparable Group																			
Special Comparative Group(8)																			
ABBC Abington Com Bcp MHC PA (42.9)(7)	19.26	136.35	0.45	7.46	NM	258.18	31.82	258.18	NM	0.24	1.25	22.89	925	12.33	0.03	0.76	5.90	0.78	6.03
ABNJ American Bancorp of NJ	11.74	153.88	0.14	8.59	NM	136.67	29.35	136.67	NM	0.16	1.36	NM	524	21.48	0.41	0.36	1.47	0.36	1.47
BCSB BCSB Bankcorp MHC of MD (36.5)(7)	15.10	32.60	-1.27	5.69	NM	265.38	11.63	287.07	NM	0.00	0.00	NM	768	4.38	0.33	-0.94	-20.92	-0.94	-20.92
CNY Carver Bancorp, Inc. of NY	16.20	40.74	1.32	19.99	17.42	81.04	5.33	92.26	12.27	0.36	2.22	27.27	765	6.57	0.50	0.33	4.77	0.47	6.78
CSBK Clifton Svg Bp MHC of NJ(43.3)	11.21	143.63	0.10	6.49	NM	172.73	40.25	172.73	NM	0.20	1.78	NM	817	23.30	NA	0.35	1.51	0.35	1.51
FSBI Fidelity Bancorp, Inc. of PA	18.53	55.24	1.13	15.10	13.63	122.72	7.48	130.68	16.40	0.56	3.02	49.56	739	6.09	0.43	0.56	9.42	0.47	7.83
FKFS First Keystone Fin., Inc of PA	19.77	48.00	0.39	14.14	NM	139.82	9.23	139.82	NM	0.00	0.00	0.00	520	6.60	0.52	0.13	2.34	0.18	3.26
FXCB Fox Chase Bncp MHC of PA(44.5)	13.60	88.82	0.29	8.56	NM	158.88	26.39	158.88	NM	0.00	0.00	0.00	756	16.61	0.60	0.60	3.66	0.56	3.43
GLK Great Lakes Bancorp, Inc of NY	12.86	140.46	-0.01	13.48	NM	103.04	16.16	113.30	NM	0.00	0.00	NM	869	15.68	0.15	-0.01	-0.08	-0.01	-0.08
HARL Harleysville Svgs Fin Cp of PA	16.53	63.82	1.00	12.64	16.53	130.78	8.51	130.78	16.53	0.68	4.11	68.00	750	6.51	NA	0.50	7.99	0.50	7.99
OSHC Ocean Shr Hldg MHC of NJ(44.8)	13.40	51.73	0.39	7.22	34.36	185.60	20.47	185.60	34.36	0.00	0.00	0.00	563	11.03	0.04	0.60	5.49	0.60	5.49
PBCI Pamrapo Bancorp, Inc. of NJ	23.00	114.45	1.26	11.77	17.56	195.41	17.98	195.41	18.25	0.92	4.00	73.02	637	9.20	0.28	1.01	11.01	0.97	10.59
ROMA Roma Fin Corp MHC of NJ (31.0)	14.97	151.90	0.12	7.13	NM	209.96	56.07	210.55	NM	0.00	0.00	0.00	874	26.70	NA	0.43	2.09	0.43	2.09
SVBI Severn Bancorp, Inc. of MD	21.30	194.92	1.72	9.10	12.17	234.07	21.42	235.10	12.38	0.24	1.13	13.95	910	9.15	0.49	1.84	21.01	1.81	20.65
SYNF Synergy Financial Group of NJ	16.13	183.59	0.36	8.65	NM	186.47	18.61	187.78	NM	0.24	1.49	66.67	986	9.98	0.13	0.42	4.28	0.42	4.28
THRD TF Fin. Corp. of Newtown PA	30.50	87.66	1.88	23.09	15.89	132.09	13.41	141.79	16.22	0.80	2.62	42.55	654	10.15	0.17	0.83	8.64	0.81	8.46

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Assets $500 Million-$1 Billion; Mid-Atlantic Companies;

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-3
Quaint Oak Bank
Peer Group Summary Demographic and Deposit Market Share Data

Exhibit III-3

Peer Group Market Area Comparative Analysis

Institution	County	Population 2000 (000)	Population 2006 (000)	Proj. Pop. 2011	2000-2006 % Change	2006-2011 % Change	Per Capita Income Amount	Per Capita Income % State Average	Deposit Market Share(1)
Blue River Bancshares, Inc. of IN	Shelby	43	44	44	0.7%	0.1%	24,889	97.8%	23.0%
Elmira Savings Bank, FSB of NY	Chemung	91	90	89	-1.3%	-1.5%	22,711	75.5%	18.7%
FFD Financial Corp. of Dover, OH	Tuscarawas	91	93	94	1.8%	1.4%	20,983	80.9%	10.4%
Great Pee Dee Bancorp, Inc. of SC	Chesterfield	43	44	45	3.0%	1.8%	17,647	74.9%	22.8%
Harleysville Savings Fin. Corp. of PA	Montgomery	750	781	805	4.1%	3.1%	40,652	151.7%	1.7%
Mayflower Co-op. Bank of MA	Plymouth	473	502	523	6.1%	4.2%	32,405	94.4%	3.2%
Rome Bancorp, Inc. of Rome, NY	Oneida	235	235	235	-0.3%	0.0%	22,813	75.8%	5.6%
TF Financial Corp. of PA	Bucks	598	635	661	6.3%	4.1%	36,137	134.9%	1.6%
Washington SB, FSB of Bowie, MD	Prince George's	802	857	898	6.9%	4.9%	28,757	88.9%	2.4%
WVS Financial Corp. of PA	Allegheny	1,282	1,251	1,228	-2.4%	-1.8%	28,823	107.6%	0.3%
	Averages:	441	453	462	2.5%	1.6%	27,582	98.2%	9.0%
	Medians:	354	368	379	2.4%	1.6%	26,823	91.6%	4.4%
Quaint Oak Bank	Bucks	598	635	661	6.3%	4.1%	36,137	134.9%	0.5%

(1) Total institution deposits in headquarters county as percent of total county deposits.

Sources: ESRI, FDIC.

EXHIBIT IV-1
Stock Prices:
As of March 9, 2007

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As Of March 9, 2007

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(127)	19.86	26,614	491.3	22.68	17.83	19.91	-0.44	2.31	-3.15	1.09	1.02	15.00	13.30	164.12
SAIF-Insured Thrifts(127)	19.86	26,614	491.3	22.68	17.83	19.91	-0.44	2.31	-3.15	1.09	1.02	15.00	13.30	164.12
NYSE Traded Companies(13)	25.53	104,339	2,330.4	31.69	23.15	25.75	-1.70	-2.37	-10.07	2.20	1.63	18.97	15.95	233.30
AMEX Traded Companies(5)	18.24	10,697	126.3	21.09	15.97	18.21	-0.25	5.38	-2.40	1.10	1.16	14.44	13.60	157.23
NASDAQ Listed OTC Companies(109)	19.24	17,749	281.0	21.64	17.26	19.26	-0.29	2.75	-2.33	0.96	0.94	14.53	12.96	155.88
California Companies(10)	28.61	17,494	635.4	35.13	26.25	28.77	-0.77	-2.05	-8.15	2.53	2.07	21.52	21.23	278.59
Florida Companies(5)	13.98	29,396	391.3	18.03	13.39	14.37	-2.46	-9.51	-8.86	0.91	0.76	9.66	8.72	171.81
Mid-Atlantic Companies(34)	18.62	62,058	1,106.6	21.16	16.75	18.71	-0.33	0.26	-3.66	0.98	0.90	13.02	10.68	147.68
Mid-West Companies(42)	19.84	9,969	187.2	22.34	17.92	19.83	-0.20	1.36	-2.40	1.02	1.01	16.17	14.37	173.01
New England Companies(16)	19.00	17,181	264.9	20.94	17.23	19.10	-0.71	11.51	0.59	0.59	0.65	15.36	13.54	129.34
North-West Companies(5)	23.96	23,196	534.0	25.94	18.97	23.82	0.87	20.41	2.22	1.38	1.30	13.59	12.62	127.44
South-East Companies(12)	18.38	11,970	135.9	20.93	16.18	18.30	-0.99	-1.34	-5.52	0.77	0.84	13.55	12.43	131.34
South-West Companies(2)	13.95	13,595	231.6	17.85	12.80	13.88	0.21	7.09	-13.32	0.48	0.30	12.20	8.80	136.70
Western Companies (Excl CA)(1)	23.99	7,257	174.1	24.15	18.75	23.50	2.09	7.00	20.01	1.61	1.87	14.85	14.85	297.17
Thrift Strategy(121)	19.42	23,018	396.1	22.21	17.44	19.47	-0.49	2.12	-3.19	1.06	0.99	14.89	13.23	161.10
Mortgage Banker Strategy(4)	23.39	141,507	3,392.9	26.69	21.49	23.04	1.04	3.63	-5.50	1.30	1.11	15.49	12.02	191.81
Real Estate Strategy(1)	11.53	7,723	89.0	12.84	9.70	11.55	-0.17	14.73	9.08	0.70	0.70	9.15	9.15	118.56
Diversified Strategy(1)	65.50	6,642	435.1	70.89	57.22	66.32	-1.24	7.55	-2.14	4.51	4.68	31.37	31.15	451.63
Companies Issuing Dividends(113)	20.43	28,036	528.9	23.20	18.34	20.47	-0.29	3.62	-2.90	1.19	1.12	15.33	13.55	166.58
Companies Without Dividends(14)	15.45	15,537	199.3	18.63	13.86	15.55	-1.62	-0.04	-5.13	0.38	0.30	12.39	11.32	144.93
Equity/Assets <6%(10)	18.91	28,362	556.5	21.57	16.30	19.22	-1.90	3.88	-3.08	1.30	1.40	13.44	12.45	254.22
Equity/Assets 6-12%(81)	21.83	17,628	396.4	25.16	19.74	21.84	-0.26	-0.62	-3.89	1.33	1.20	15.90	14.22	190.13
Equity/Assets >12%(36)	15.83	45,645	680.8	17.58	14.07	15.89	-0.47	0.28	-1.58	0.53	0.54	13.43	11.51	85.22
Converted Last 3 Mths (no MHC)(3)	10.82	14,491	155.0	12.65	9.34	10.88	-0.58	23.38	2.23	0.21	0.22	10.38	10.38	46.28
Actively Traded Companies(10)	27.95	62,961	1,639.7	30.94	25.07	27.97	-0.22	4.61	-1.84	1.37	1.44	19.02	16.18	211.75
Market Value Below $20 Million(3)	12.88	1,432	17.6	15.53	11.07	12.70	0.93	-10.98	1.27	0.14	-0.08	11.60	11.60	145.75
Holding Company Structure(121)	20.00	27,703	514.2	22.83	17.99	20.05	-0.47	2.53	-3.32	1.12	1.05	15.11	13.33	164.23
Assets Over $1 Billion(54)	22.11	57,171	1,075.0	26.12	20.29	22.14	-0.48	-2.71	-7.52	1.46	1.28	15.85	12.90	186.98
Assets $500 Million-$1 Billion(38)	21.42	6,230	106.3	23.66	18.76	21.51	-0.61	6.72	0.21	1.10	1.12	15.95	14.74	174.81
Assets $250-$500 Million(25)	14.61	4,120	54.3	16.06	13.00	14.64	-0.37	7.71	0.02	0.63	0.64	12.33	11.05	119.77
Assets less than $250 Million(10)	15.10	2,213	26.9	17.28	13.31	15.04	0.21	-1.78	-1.26	0.29	0.23	13.47	13.32	113.28
Goodwill Companies(87)	21.57	33,689	647.1	24.80	19.39	21.60	-0.31	1.56	-4.43	1.26	1.18	16.07	13.72	177.27
Non-Goodwill Companies(38)	16.39	7,315	102.6	18.28	14.63	16.47	-0.60	4.49	0.44	0.72	0.68	12.83	12.83	134.43
Acquirors of FSLIC Cases(4)	28.39	29,973	995.7	32.28	25.21	28.28	0.42	-2.44	-2.53	1.76	1.37	21.12	20.87	236.38

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 9, 2007

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
		Shares	Market	52 Week (1)			% Change From						Tangible	
	Price/ Share(1) ($)	Outst- anding (000)	Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(40)	14.59	19,039	129.6	16.06	12.46	14.79	-1.47	10.44	-0.59	0.30	0.32	7.71	7.33	57.56
SAIF-Insured Thrifts(40)	14.59	19,039	129.6	16.06	12.46	14.79	-1.47	10.44	-0.59	0.30	0.32	7.71	7.33	57.56
AMEX Traded Companies(1)	11.69	2,298	11.5	14.35	11.10	12.18	-4.02	-0.51	-6.48	0.53	0.58	8.77	8.77	57.53
NASDAQ Listed OTC Companies(39)	14.67	20,326	132.9	16.11	13.49	14.86	-1.39	10.96	-0.43	0.30	0.31	7.68	7.29	57.56
California Companies(1)	19.40	14,058	102.1	20.08	12.17	19.30	-2.51	50.37	2.92	0.36	0.36	6.57	6.26	55.25
Mid-Atlantic Companies(23)	13.66	31,606	130.8	15.20	13.02	13.80	-1.21	16.20	0.65	0.31	0.33	7.68	7.26	55.63
Mid-West Companies(6)	17.17	22,596	189.4	20.68	14.64	17.39	-1.55	12.50	-1.08	0.30	0.30	8.71	8.17	66.30
New England Companies(6)	12.97	12,663	76.2	14.31	11.37	13.23	-1.96	11.61	-2.57	0.29	0.30	7.39	7.12	61.02
South-East Companies(2)	17.27	12,355	73.9	17.94	12.60	17.51	-1.45	35.62	-1.10	0.29	0.39	6.35	6.20	45.74
South-West Companies(1)	16.33	25,789	109.5	17.45	14.25	17.10	-4.50	63.30	-3.60	0.17	0.17	8.33	8.33	61.14
Western Companies (Excl CA)(1)	14.87	15,189	91.0	17.99	12.73	14.85	0.13	16.08	-13.34	0.38	0.33	7.21	7.21	50.54
Thrift Strategy(39)	14.59	19,039	129.6	16.06	12.46	14.79	-1.47	10.44	-0.59	0.30	0.32	7.71	7.33	57.56
Companies Issuing Dividends(37)	14.99	17,315	120.6	16.57	12.71	15.19	-1.47	15.27	-1.93	0.34	0.34	7.81	7.26	60.88
Companies Without Dividends(13)	13.76	25,098	148.3	14.99	11.93	13.96	-1.46	25.04	2.20	0.24	0.27	7.50	7.48	50.64
Equity/Assets 6-12%(12)	17.39	16,574	150.4	18.78	14.38	17.57	-1.28	17.91	0.17	0.44	0.47	8.53	7.85	86.34
Equity/Assets >12%(27)	13.25	21,407	119.7	14.75	11.53	13.45	-1.55	10.69	-0.96	0.24	0.25	7.32	7.08	43.74
Holding Company Structure(36)	14.58	19,960	131.0	16.10	13.54	14.76	-1.37	10.01	-0.54	0.31	0.32	7.79	7.39	59.05
Assets Over $1 Billion(9)	19.66	53,032	391.9	21.73	16.96	19.77	-0.76	26.49	1.25	0.37	0.37	8.50	7.94	64.81
Assets $500 Million-$1 Billion(11)	14.78	17,853	100.3	15.90	12.01	15.02	-1.64	27.76	-2.26	0.29	0.29	7.14	7.07	50.20
Assets $250-$500 Million(19)	12.52	7,533	39.3	13.83	10.85	12.73	-1.55	11.63	-0.37	0.27	0.29	7.60	7.22	57.99
Assets less than $250 Million(1)	11.69	2,298	11.5	14.35	11.10	12.18	-4.02	-0.51	-6.48	0.53	0.58	8.77	8.77	57.53
Goodwill Companies(18)	14.55	17,750	109.7	16.02	12.17	14.69	-1.13	16.85	-2.22	0.31	0.31	7.67	6.79	63.59
Non-Goodwill Companies(22)	14.62	21,430	144.0	16.09	13.68	14.87	-1.72	19.64	0.65	0.30	0.32	7.75	7.75	52.96
MHC Institutions(40)	14.59	19,039	129.6	16.06	12.46	14.79	-1.47	10.44	-0.59	0.30	0.32	7.71	7.33	57.56
MHC Converted Last 3 Months(3)	12.05	17,799	86.3	14.10	11.84	12.10	-0.68	15.53	10.29	0.22	0.24	6.73	6.73	45.33

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

FINANCIAL, LC.
nancial Services Industry Consultants
00 North Moore Street, Suite 2210
lington, Virginia 22209
03) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 9, 2007

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	inancial Institution	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	27.69	98,212	2,719.5	31.95	27.29	28.20	-1.81	-4.48	-8.19	1.78	1.73	12.38	10.49	219.47
BFF	BFC Financial Corp. of FL	5.15	35,847	184.6	8.16	4.35	5.45	-5.50	-10.43	-22.56	0.38	0.03	4.69	2.28	206.16
BBX	BankAtlantic Bancorp of FL	12.37	61,034	755.0	15.99	12.24	12.61	-1.90	-7.13	-10.43	0.25	0.19	8.60	7.23	106.43
DSL	Downey Financial Corp. of CA	67.31	27,854	1,874.9	77.30	59.08	66.85	0.69	10.34	-7.26	7.37	6.39	50.35	50.24	581.94
FED	FirstFed Financial Corp. of CA	56.85	16,648	946.4	69.70	49.57	56.71	0.25	2.25	-15.11	7.74	7.50	42.33	42.25	558.36
FBC	Flagstar Bancorp, Inc. of MI	12.90	63,605	820.5	17.06	12.00	13.54	-4.73	-10.23	-13.07	1.18	0.90	12.77	12.77	243.65
GLK	Great Lakes Bancorp, Inc of NY	12.86	10,922	140.5	21.14	12.81	13.43	-4.24	-24.53	-8.40	-0.01	-0.01	12.48	11.35	79.59
NDE	IndyMac Bancorp, Inc. of CA	30.64	73,017	2,237.2	50.50	28.36	31.41	-2.45	-19.85	-32.25	4.70	-1.28	27.78	26.24	403.95
NYB	New York Community Bcrp of NY	16.89	295,351	4,988.5	18.23	15.69	16.77	0.72	0.00	4.91	0.73	0.88	12.57	4.90	97.93
NAL	NewAlliance Bancshares of CT	16.16	109,554	1,770.4	16.96	13.55	16.44	-1.70	14.12	-1.46	0.45	0.46	12.44	7.84	66.16
PFB	PFF Bancorp, Inc. of Pomona CA	30.47	24,410	743.9	39.49	30.06	31.00	-1.71	-3.09	-11.71	2.29	2.29	16.28	16.23	187.52
PFS	Provident Fin. Serv. Inc of NJ	17.25	63,234	1,090.8	18.94	16.26	17.46	-1.20	-5.74	-4.85	0.87	0.87	16.02	9.22	92.10
SOV	Sovereign Bancorp, Inc. of PA	25.22	476,515	12,017.7	26.60	19.69	24.84	1.53	27.96	-0.67	0.91	1.29	17.91	6.33	189.62
AMEX Traded Companies															
CNY	Carver Bancorp, Inc. of NY	16.20	2,515	40.7	18.12	15.25	16.45	-1.52	-5.92	3.98	0.93	1.32	19.99	17.56	304.13
FDT	Federal Trust Corp of FL	9.92	9,352	92.8	12.01	9.71	9.80	1.22	-16.00	-1.78	0.41	0.39	5.77	5.77	78.05
GOV	Gouverneur Bcp MHC of NY(42.8)	11.69	2,298	11.5	14.35	11.10	12.18	-4.02	-0.51	-6.48	0.53	0.58	8.77	8.77	57.53
WFD	New Westfield Fin. Inc. of MA	10.40	31,924	332.0	11.13	7.01	10.48	-0.76	39.41	-1.33	0.15	0.15	9.07	9.07	31.23
TSH	Teche Hlding Cp of N Iberia LA	46.19	2,213	102.2	54.40	39.91	45.70	1.07	13.38	-10.31	3.39	3.39	29.12	27.38	314.08
WSB	Washington SB, FSB of Bowie MD	8.49	7,483	63.5	9.80	7.95	8.60	-1.28	-3.96	-2.97	0.61	0.55	8.24	8.24	50.68
NASDAQ Listed OTC Companies															
ABBC	Abington Com Bcp MHC PA (42.9)(8)	19.26	15,288	126.3	19.82	13.20	19.28	-0.10	44.81	0.42	0.44	0.45	7.46	7.46	60.52
ALLB	Alliance Bank MHC of PA (45.0)	9.25	7,225	30.1	13.79	9.25	9.38	-1.39	-22.33	-14.03	0.23	0.27	6.71	6.71	54.32
ASBI	Ameriana Bancorp of IN	12.50	3,053	38.2	14.50	12.00	12.60	-0.79	-5.30	-4.36	0.10	0.07	11.20	10.92	156.80
ABNJ	American Bancorp of NJ	11.74	13,107	153.9	12.19	10.60	11.85	-0.93	8.91	-2.00	0.14	0.14	8.55	8.59	40.00
ABCW	Anchor BanCorp Wisconsin of WI	28.11	21,783	612.3	31.03	27.21	27.62	1.77	-4.09	-2.46	1.94	1.82	15.45	14.53	206.85
ACFC	Atl Cst Fed Cp of GA MHC(36.8)	18.52	13,815	94.1	18.87	14.05	18.52	0.00	27.81	1.59	0.39	0.39	6.59	6.38	57.41
BCSB	BCSB Bankcorp MHC of MD (36.5)(8)	15.10	5,914	32.6	17.30	10.55	15.00	0.67	12.27	0.67	-1.27	-1.27	5.69	5.26	129.84
BKMU	Bank Mutual Corp of WI	11.28	60,277	679.9	12.76	11.00	11.46	-1.57	-0.35	-6.85	0.36	0.34	8.75	7.82	57.40
BFIN	BankFinancial Corp. of IL	16.88	24,305	410.3	18.50	15.00	17.20	-1.86	11.71	-5.22	0.48	0.48	13.32	11.98	65.81
BKUNA	BankUnited Fin. Corp. of FL	23.03	36,720	845.7	32.00	22.84	24.47	-5.88	-11.69	-17.63	2.58	2.27	21.08	20.30	376.11
BFBC	Benjamin Frkln Bncrp Inc of MA	15.17	8,250	125.2	16.94	13.50	15.47	-1.94	9.93	-6.93	0.57	0.70	13.26	8.80	110.75
BHLB	Berkshire Hills Bancorp of MA	33.70	8,713	293.6	39.67	32.34	33.62	0.24	2.74	0.72	1.29	1.60	29.63	15.70	246.72
BRBI	Blue River Bancshares of IN	5.75	3,507	20.2	7.00	5.75	5.84	-1.54	-0.73	-5.74	0.41	0.41	5.12	4.15	61.15
BOFI	Bofi Holding, Inc. Of CA	6.92	8,269	57.2	8.23	6.09	7.02	-1.42	-3.89	-0.14	0.35	0.31	8.01	8.01	97.15
BYFC	Broadway Financial Corp. of CA	10.85	1,637	17.8	11.25	10.02	10.85	0.00	-2.25	3.33	0.95	0.94	10.67	10.67	183.87
BRKL	Brookline Bancorp, Inc. of MA	12.46	61,584	767.3	15.91	12.41	12.66	-1.58	-17.97	-5.39	0.34	0.33	9.47	8.64	38.53
BFSB	Brooklyn Fed MHC of NY (30.0)	14.13	13,225	56.1	14.50	11.25	14.24	-0.77	23.73	7.05	0.39	0.39	6.18	6.18	30.63
CITZ	CFS Bancorp, Inc of Munster IN	14.87	11,134	165.6	15.16	13.80	14.50	2.55	1.64	1.50	0.48	0.44	11.84	11.72	112.66
CFFN	Capitol Fd Fn MHC of KS (29.5)	37.29	74,116	814.4	40.42	31.76	37.47	-0.48	15.66	-2.94	0.61	0.61	11.70	11.70	110.72
CEBK	Central Bncrp of Somerville MA	32.00	1,640	52.5	36.20	28.25	32.00	0.00	11.03	-1.11	0.91	0.69	24.86	23.49	344.81
CFBK	Central Federal Corp. of OH	7.25	4,544	32.9	8.50	7.01	7.40	-2.03	-2.03	-1.49	-0.01	-0.05	6.40	6.40	51.94
CHEV	Cheviot Fin Cp MHC of OH(42.1)	13.05	9,423	51.8	13.47	11.50	13.23	-1.36	13.18	-1.29	0.19	0.20	7.70	7.70	33.14
CBNK	Chicopee Bancorp, Inc. of MA	15.14	7,439	112.6	15.85	14.11	15.50	-2.32	51.40	-3.26	-0.34	-0.34	14.58	14.58	60.52
CZWI	Citizens Comm Bncorp Inc of WI	9.45	7,116	67.2	11.12	6.93	9.50	-0.53	33.66	-3.37	0.00	0.00	10.90	9.89	40.73
CTZN	Citizens First Bancorp of MI	23.43	8,153	191.0	32.43	22.58	23.54	-0.47	-19.71	-23.78	1.06	1.09	21.35	19.80	218.14
CSBC	Citizens South Banking of NC	12.75	8,105	103.3	13.86	11.94	13.18	-3.26	5.28	-1.47	0.67	0.67	10.61	6.70	91.72
CSBK	Clifton Svg Bp MHC of NJ(43.3)	11.21	29,329	143.6	12.35	10.16	11.76	-4.68	9.15	-8.04	0.10	0.10	6.49	6.49	27.85
CFCP	Coastal Fin. Corp. of SC(8)	15.74	21,717	341.8	17.04	11.12	15.75	-0.06	27.66	-6.03	0.90	0.90	5.34	5.34	76.48
COBK	Colonial Bank MHC of NJ (46.0)	14.00	4,522	29.1	14.90	10.90	14.69	-4.70	27.27	-0.43	0.33	0.32	8.19	8.19	83.78
CFFC	Community Fin. Corp. of VA	12.03	4,287	51.6	12.97	10.51	12.25	-1.80	7.70	2.65	0.97	0.97	8.92	8.92	105.00
DCOM	Dime Community Bancshars of NY	12.94	36,456	471.7	15.36	12.21	12.54	3.19	-4.99	-7.64	0.84	0.80	7.97	6.45	87.05
ESBF	ESB Financial Corp. of PA	10.75	12,854	138.2	12.49	10.30	10.77	-0.19	-9.05	-2.27	0.68	0.82	10.04	6.54	149.24
ESBK	Elmira Svgs Bank, FSB of NY	29.30	1,330	39.0	31.81	23.19	29.00	1.03	22.59	-3.14	2.07	2.32	18.25	18.05	270.90
FFDF	FFD Financial Corp of Dover OH	17.30	1,106	19.1	22.46	15.00	17.25	0.29	-16.10	-1.20	1.52	1.41	15.82	15.82	151.26
FMCO	FMS Fin Corp. of Burlington NJ(8)	31.70	6,516	206.6	36.50	15.50	32.15	-1.40	61.41	0.00	0.85	0.85	12.02	11.81	186.15
FFCO	FedFirst Fin MHC of PA (45.8)	9.20	6,803	28.3	10.85	8.89	9.40	-2.13	0.11	-5.15	-0.01	0.06	6.79	6.63	41.69
FSBI	Fidelity Bancorp, Inc. of PA	18.53	2,981	55.2	20.02	17.13	19.10	-2.98	0.87	-0.59	1.36	1.13	15.10	14.18	247.81
FBTC	First BancTrust Corp of IL	11.75	2,310	27.2	12.50	10.95	11.65	0.86	-5.85	-0.43	0.49	0.45	11.50	11.09	134.14

· FINANCIAL, LC.
inancial Services Industry Consultants
)00 North Moore Street, Suite 2210
rlington, Virginia 22209
703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 9, 2007

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
FBEI First Bancorp of Indiana of IN	18.19	1,837	33.4	22.50	16.02	18.00	1.06	-19.05	-8.10	0.44	0.37	18.60	14.91	198.38
FBSI First Bancshares, Inc. of MO	16.83	1,552	26.1	18.24	15.80	16.80	0.18	-1.00	-3.28	-0.14	-0.11	17.07	16.87	152.68
FCAP First Capital, Inc. of IN	18.24	2,846	51.9	20.65	15.94	18.25	-0.05	2.93	-1.67	1.28	1.20	15.29	13.25	158.72
FCLF First Clover Leaf Fin Cp of IL	11.55	9,074	104.8	12.46	8.41	11.79	-2.04	35.56	0.43	0.17	0.19	10.26	8.98	37.55
FCFL First Community Bk Corp of FL	19.45	4,027	78.3	22.00	17.63	19.50	-0.26	-2.26	8.13	0.91	0.92	8.14	8.03	92.28
FDEF First Defiance Fin. Corp of OH	28.61	7,142	204.3	30.70	25.09	28.33	0.99	11.54	-5.42	2.10	2.00	22.38	16.99	213.93
FFNM First Fed of N. Michigan of MI	9.17	3,035	27.8	10.08	9.00	9.24	-0.76	-5.37	0.77	0.29	0.30	11.71	10.37	94.36
FFBH First Fed. Bancshares of AR	23.71	4,838	114.7	25.75	21.60	23.30	1.76	-5.16	-3.51	1.53	1.50	15.62	15.62	176.20
FFBI First Federal Bancshares of IL(8)	22.95	1,249	28.7	24.00	17.09	23.00	-0.22	27.43	1.41	0.45	0.45	17.55	16.33	272.08
FFSX First Federal Bankshares of IA	21.55	3,411	73.5	22.77	21.00	21.60	-0.23	-4.43	-0.69	0.85	0.76	20.43	15.00	176.09
FFCH First Fin. Holdings Inc. of SC	34.75	12,065	419.3	41.50	29.80	33.86	3.63	13.27	-11.32	2.27	2.17	15.58	13.69	220.06
FFHS First Franklin Corp. of OH	17.50	1,686	29.5	18.90	14.35	17.00	2.94	4.29	12.90	0.65	0.87	15.00	15.00	191.94
FKFS First Keystone Fin., Inc of PA	19.77	2,428	48.0	21.25	16.47	20.00	-1.15	2.59	1.91	0.28	0.39	14.14	14.14	214.29
FMSB First Mutual Bncshrs Inc of WA	22.33	6,674	149.0	24.91	20.16	22.10	1.04	9.57	-3.67	1.65	1.34	10.49	10.49	161.71
FNFG First Niagara Fin. Group of NY	14.02	110,719	1,552.3	15.43	13.44	14.05	-0.21	0.21	-5.65	0.85	0.85	12.41	5.54	72.79
FPTB First PacTrust Bancorp of CA	26.34	4,406	116.1	30.51	26.25	27.75	-5.08	-7.90	-4.94	1.07	1.07	18.55	18.55	183.46
FPFC First Place Fin. Corp. of OH	21.12	17,470	369.0	25.89	20.54	21.34	-1.03	-10.01	-10.09	1.39	1.27	18.57	12.66	175.97
FFIC Flushing Fin. Corp. of NY	16.23	21,131	343.0	18.79	15.62	16.03	1.25	2.08	-4.93	1.02	1.00	10.34	9.48	134.24
FXCB Fox Chase Bncp MHC of PA(44.5)	13.60	14,680	88.8	14.32	12.25	13.93	-2.37	36.00	0.74	0.31	0.29	8.56	8.56	51.53
FBTX Franklin Bank Corp of TX	18.15	23,589	428.1	21.88	16.70	17.93	1.23	6.45	-11.64	0.46	0.11	14.69	7.89	234.74
GSLA GS Financial Corp. of LA	21.00	1,266	26.4	22.01	18.01	21.00	0.00	20.00	6.06	1.67	1.70	21.55	21.55	133.00
PEDE Great Pee Dee Bancorp of SC	16.00	1,789	28.6	16.94	14.38	15.50	3.23	3.23	3.23	0.93	0.91	15.17	14.84	123.06
GCBC Green Co Bcrp MHC of NY (44.4)	15.00	4,147	27.6	17.00	14.00	15.32	-2.09	0.00	-3.23	0.62	0.67	8.51	8.51	75.31
HFFC HF Financial Corp. of SD	18.34	3,977	72.9	18.95	15.45	18.20	0.77	6.20	6.13	1.61	2.38	15.24	13.99	254.47
HMNF HMN Financial, Inc. of MN	34.40	4,315	148.4	36.10	32.56	33.84	1.65	5.23	-0.32	1.95	1.75	21.59	20.68	226.60
HBNK Hampden Bancorp, Inc. of MA	12.30	7,950	97.8	13.00	12.13	12.32	-0.16	23.00	33.00	0.20	0.21	12.35	12.35	68.97
HARL Harleysville Svgs Fin Cp of PA	16.53	3,861	63.8	19.93	14.81	17.49	-5.49	-4.95	-10.55	1.00	1.00	12.64	12.64	194.19
HWFG Harrington West Fncl Grp of CA	17.36	5,460	94.8	18.49	15.50	17.51	-0.86	10.36	0.64	1.52	1.59	12.06	10.87	209.93
HBOS Heritage Fn Gp MHC of GA(29.9)	16.02	10,894	53.0	17.00	11.15	16.50	-2.91	43.42	-3.78	0.18	0.18	6.10	6.01	34.07
HIFS Hingham Inst. for Sav. of MA	36.35	2,117	77.0	40.42	32.25	36.31	0.11	-5.02	6.04	2.19	2.20	24.48	24.48	326.71
HOME Home Fed Bncp MHC of ID (40.8)	14.07	15,189	93.0	17.99	12.73	14.05	0.13	16.08	-13.34	0.38	0.33	7.21	7.21	50.54
HFBC HopFed Bancorp, Inc. of KY	16.04	3,628	58.2	17.10	14.91	16.01	0.19	-0.31	-0.37	1.13	1.16	14.39	11.99	209.23
HCBK Hudson City Bancorp, Inc of NJ	13.43	557,788	7,485.5	14.25	12.64	13.35	0.52	1.98	-3.31	0.52	0.52	8.83	8.53	63.66
IFSB Independence FSB of DC	10.25	1,552	15.9	12.85	8.20	10.00	2.50	-14.58	1.69	-2.06	-2.59	8.31	8.31	102.13
ISBC Investors Bcrp MHC of NJ(45.7)	14.84	115,970	789.1	16.00	13.75	15.06	-1.46	14.15	-5.66	0.26	0.28	7.77	7.77	48.97
JXSB Jcksnville Bcp MHC of IL(47.7)	13.50	1,985	12.8	14.35	12.05	13.70	-1.46	1.89	4.33	0.52	0.50	10.57	9.12	130.59
JFBI Jefferson Bancshares Inc of TN	12.53	6,518	81.7	13.60	12.46	12.59	-0.48	-7.12	-3.76	0.23	0.25	11.39	11.39	80.70
KFED K-Fed Bancorp MHC of CA (37.3)	19.40	14,058	102.1	20.08	12.17	19.90	-2.51	58.37	2.92	0.36	0.36	6.57	6.26	55.25
KNBT KNBT Bancorp, Inc. of PA	14.97	26,333	394.2	17.52	14.56	15.12	-0.99	-5.19	-10.52	0.86	0.88	13.28	9.18	111.14
KFFB KY Fst Fed Bp MHC of KY (44.5)	10.00	8,475	37.9	11.25	9.76	10.21	-2.06	-10.15	-2.44	0.10	0.10	7.48	5.68	31.31
KRNY Kearny Fin Cp MHC of NJ (29.7)	14.74	71,649	317.9	17.07	13.42	14.76	-0.14	9.27	-8.22	0.08	0.07	6.58	5.42	28.17
LSBX LSB Corp of No. Andover MA	16.56	4,594	76.1	18.50	16.00	16.83	-1.60	-8.91	-0.06	0.18	0.94	13.43	12.43	113.54
LSBI LSB Fin. Corp. of Lafayette IN	26.60	1,606	42.8	28.82	24.25	26.66	0.08	-2.88	8.90	2.04	1.95	21.38	21.38	227.76
LSBK Lake Shore Bnp MHC of NY(45.0)	12.60	6,613	37.5	14.50	9.92	12.60	0.00	26.00	0.32	0.29	0.31	8.27	8.27	52.98
LEGC Legacy Bancorp, Inc. of MA	15.74	10,309	162.3	16.41	13.65	15.86	-0.76	8.55	-0.69	0.27	0.41	14.55	14.25	78.41
LBCP Liberty Bancorp, Inc. of MO	11.24	4,760	53.5	11.52	8.60	11.34	-0.88	26.86	4.75	0.36	0.33	10.45	10.45	62.00
MAFB MAF Bancorp, Inc. of IL	42.74	32,896	1,406.0	46.75	40.15	43.12	-0.88	0.59	-4.36	2.57	2.65	32.59	20.21	338.05
MFBC MFB Corp. of Mishawaka IN	34.29	1,324	45.4	36.19	28.99	34.00	0.85	15.45	0.33	2.01	2.81	30.28	27.59	379.11
MSBF MSB Fin Corp MHC of NJ (45.0)	11.50	5,621	29.1	12.30	11.40	11.69	-1.63	15.00	15.00	0.24	0.25	7.30	7.30	52.86
MGYR Magyar Bancorp MHC of NJ(46.0)	14.20	5,924	38.7	14.98	10.75	14.55	-2.41	31.73	3.20	0.21	0.54	8.20	8.20	75.81
MASB MassBank Corp. of Reading MA	32.89	4,318	142.0	33.95	32.20	32.99	-0.30	-0.33	0.00	1.63	1.51	24.75	24.50	195.35
MFLR Mayflower Co-Op. Bank of MA	12.10	2,093	25.3	14.97	10.90	12.06	0.33	-6.92	-0.66	0.53	0.60	9.24	9.21	115.91
CASH Meta Financial Group of IA	30.87	2,539	78.4	32.11	28.40	31.24	-1.18	50.44	3.59	0.06	0.91	17.18	15.84	297.17
MFSF MutualFirst Fin. Inc. of IN	20.03	4,367	87.5	22.92	18.84	20.35	-1.57	-3.24	-5.52	1.29	1.27	20.13	16.69	226.86
NASB NASB Fin, Inc. of Grandview MO	35.04	8,319	291.5	44.06	31.77	34.00	3.06	-1.71	-15.26	2.42	1.29	19.18	18.82	187.48
NECB NE Comm Bncrp MHC of NY (45.0)	12.00	13,225	71.4	12.47	10.75	12.05	-0.41	20.00	-2.36	0.13	0.13	7.30	7.30	31.94
NHTB NH Thrift Bancshares of NH	16.15	4,180	67.5	16.99	14.64	16.13	0.00	2.22	0.94	1.27	1.17	11.62	8.71	160.61
NVSL Naug Vlly Fin MHC of CT (44.2)	12.33	7,500	40.9	12.95	10.17	12.61	-2.22	15.56	0.24	0.19	0.19	6.81	6.79	55.16
NTBK NetBank, Inc. of Alpharetta GA	2.73	52,982	144.6	7.60	2.50	3.03	-9.90	-62.39	-41.16	-3.81	-2.09	4.32	3.50	69.60
NEBS New England Bnchrs Inc. of CT	13.11	5,347	70.1	13.70	10.50	13.20	-0.68	23.33	-0.98	0.19	0.18	10.65	10.33	51.71
NFSB Newport Bancorp, Inc. of RI	13.75	4,878	67.1	14.40	12.25	13.78	-0.32	37.50	0.66	-0.34	-0.34	12.30	12.30	59.54
FFFD North Central Bancshares of IA	39.85	1,381	55.0	41.33	38.00	39.65	0.50	3.51	1.53	3.48	3.48	30.55	26.97	373.29
NWSB Northwest Bcrp MHC of PA(39.1)	26.69	50,029	522.5	29.73	22.52	26.07	2.38	16.60	-2.80	1.03	0.98	12.08	8.78	130.48
OSHC Ocean Shr Hldg MHC of NJ(44.8)	13.40	8,594	51.7	13.75	11.55	13.50	-0.74	13.56	-2.55	0.39	0.39	7.22	7.22	65.47
OCFC OceanFirst Fin. Corp of NJ	20.60	12,262	252.6	24.52	19.99	20.25	1.73	-12.82	-10.16	1.52	0.93	11.29	11.19	169.11

FINANCIAL, LC.
ancial Services Industry Consultants
00 North Moore Street, Suite 2210
lington, Virginia 22209
03) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of March 9, 2007

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
ONFC	Oneida Financl MHC of NY(44.6)	12.00	7,785	41.7	12.86	9.75	12.00	0.00	10.60	1.61	0.49	0.46	7.17	4.60	55.78
ORIT	Oritani Fin Cp MHC of NJ(32.0)	15.39	40,552	199.7	16.00	14.88	15.24	0.98	53.90	53.90	0.19	0.20	6.17	6.17	28.77
OSBK	Osage Bancshares, Inc. of OK	9.75	3,600	35.1	13.82	8.90	9.83	-0.81	7.73	-15.00	0.29	0.29	9.71	9.71	38.65
PSBH	PSB Hldgs Inc MHC of CT (43.2)	10.81	6,805	33.2	11.48	10.39	11.01	-1.82	0.65	-2.96	0.28	0.27	7.55	6.35	70.47
PVFC	PVF Capital Corp. of Solon OH	11.53	7,723	89.0	12.84	9.70	11.55	-0.17	14.73	9.08	0.70	0.70	9.15	9.15	118.56
PPBI	Pacific Premier Bncrp of CA	11.49	6,339	72.8	12.70	10.75	11.48	0.09	-4.25	-5.67	1.17	0.79	9.20	9.20	115.34
PBCI	Pamrapo Bancorp, Inc. of NJ	23.00	4,976	114.4	26.50	18.78	23.50	-2.13	13.02	-2.38	1.31	1.26	11.77	11.77	127.93
PFED	Park Bancorp of Chicago IL	34.75	1,115	38.7	36.00	31.10	34.75	0.00	0.64	3.79	-0.23	-0.23	26.35	26.35	203.04
PVSA	Parkvale Financial Corp of PA	30.08	5,692	171.2	34.60	27.00	29.99	0.30	7.51	-5.26	3.42	2.39	22.45	16.88	327.39
PRTR	Partners Trust Fin. Grp. of NY	11.42	44,113	503.8	12.07	10.08	11.27	1.33	-2.64	-1.89	0.53	0.56	11.19	5.45	84.55
PBHC	Pathfinder BC MHC of NY (35.8)	12.89	2,465	11.4	16.00	11.70	12.84	0.39	4.04	-1.15	0.27	0.31	8.67	7.01	120.89
PFSB	PennFed Fin. Services of NJ(8)	20.50	12,963	266.8	21.16	15.86	20.32	1.28	15.94	6.52	0.51	0.75	9.52	9.52	180.40
PFDC	Peoples Bancorp of Auburn IN	20.00	3,186	63.7	22.25	15.60	19.27	3.79	-6.98	3.25	0.96	0.96	19.70	18.92	156.98
PBCT	Peoples Bank MHC of CT (42.3)(8)	43.19	142,200	2,597.0	47.91	30.87	43.86	-1.53	37.53	-3.20	0.87	0.97	9.42	8.68	75.15
PCBI	Peoples Community Bcrp. of OH	17.78	4,800	85.3	20.99	16.35	18.03	-1.33	-12.84	-1.22	-0.34	-0.16	18.86	12.54	219.38
PROV	Provident Fin. Holdings of CA	27.85	6,697	186.5	33.15	26.80	27.10	2.77	-2.21	-0.45	2.09	1.13	19.99	19.99	264.35
PBNY	Provident NY Bncrp, Inc. of NY	13.70	42,716	585.2	16.00	12.01	13.15	4.18	13.68	-8.54	0.46	0.47	9.63	5.59	65.47
PBIP	Prudential Bncp MHC PA (42.7)	13.60	12,018	70.1	14.40	12.27	13.64	-0.29	2.26	1.49	0.30	0.30	7.28	7.28	38.85
PULB	Pulaski Fin Cp of St. Louis MO	16.20	9,958	161.3	17.75	15.05	16.50	-1.82	1.82	1.69	1.05	1.09	7.79	7.33	103.91
RPFG	Ranier Pacific Fin Group of WA	21.69	6,588	142.9	23.50	15.63	20.79	4.33	35.56	9.38	0.45	0.42	13.33	13.31	137.02
RIVR	River Valley Bancorp of IN	17.99	1,610	29.1	20.35	17.50	17.61	2.16	-0.06	-0.33	1.08	1.03	14.68	14.66	206.13
RVSB	Riverview Bancorp, Inc. of WA	16.66	11,612	193.5	17.75	12.01	16.51	0.91	25.17	9.61	0.99	0.97	8.44	6.17	71.96
RCKB	Rockville Fin MHC of CT (45.0)	14.63	19,435	128.0	18.20	13.55	14.78	-1.01	2.67	-10.04	0.41	0.40	8.08	8.02	62.42
ROMA	Rome Fin Corp MHC of NJ (31.0)	14.97	32,732	151.9	16.87	13.92	14.95	0.13	49.70	-9.60	0.12	0.12	7.13	7.11	26.70
ROME	Rome Bancorp, Inc. of Rome NY	12.57	8,465	106.4	13.00	11.53	12.55	0.16	5.45	-1.41	0.40	0.40	9.13	9.13	35.28
SIFI	SI Fin Gp Inc MHC of CT (41.3)	13.02	12,422	66.9	13.94	10.72	13.28	-1.96	17.40	6.11	0.24	0.25	6.56	6.50	59.89
SVBI	Severn Bancorp, Inc. of MD	21.30	9,151	194.9	24.49	18.01	21.69	-1.80	17.03	10.83	1.75	1.72	9.10	9.06	99.46
SSFC	South Street Fin. Corp. of NC	9.06	2,955	26.8	9.71	8.38	9.30	-2.58	-1.52	-2.79	0.48	0.50	8.83	8.83	90.98
SUPR	Superior Bancorp of AL	11.42	34,652	395.7	11.94	10.39	11.60	-1.55	-1.55	0.71	0.14	0.11	7.95	4.30	70.39
SYNF	Synergy Financial Group of NJ	16.13	11,382	183.6	16.69	13.23	16.22	-0.55	19.93	-2.12	0.36	0.36	8.65	8.59	86.66
THRD	TF Fin. Corp. of Newtown PA	30.50	2,874	87.7	33.49	26.54	30.25	0.83	-0.16	-1.61	1.92	1.88	23.09	21.51	227.43
TONE	TierOne Corp. of Lincoln NE	26.85	18,041	484.4	35.60	26.31	27.57	-2.61	-14.53	-15.06	2.29	2.28	19.58	16.78	190.19
TSBK	Timberland Bancorp, Inc. of WA	35.61	3,671	130.7	39.06	25.50	36.04	-1.19	31.94	-4.06	2.21	2.14	21.05	19.12	161.86
TRST	TrustCo Bank Corp NY of NY	9.75	74,873	730.0	12.35	9.43	9.73	0.21	-18.82	-12.32	0.61	0.61	3.20	3.19	42.22
UCBA	United Comm Bncp MHC IN (45.0)	11.00	8,464	44.9	13.70	10.25	12.06	-2.16	18.00	-1.50	0.14	0.11	7.53	7.53	42.25
UCFC	United Community Fin. of OH	10.74	30,977	332.7	13.30	10.38	10.94	-1.83	-8.75	-12.25	0.78	0.72	9.08	7.95	87.20
UBNK	United Fin Grp MHC of MA(46.4)	14.05	17,155	111.9	14.97	11.51	14.45	-2.77	21.75	1.81	0.35	0.39	7.95	7.93	57.17
UWBK	United Western Bncp, Inc of CO	23.99	7,257	174.1	24.15	18.75	23.50	2.09	7.00	20.01	1.61	1.87	14.85	14.85	297.17
VPFG	ViewPoint Finl MHC of TX(45.0)	16.33	25,789	189.5	17.45	14.25	17.10	-4.50	63.30	-3.60	0.17	0.17	8.33	8.33	61.14
WSFS	WSFS Financial Corp. of DE	65.50	6,642	435.1	70.85	57.22	66.32	-1.24	7.55	-2.14	4.51	4.68	31.37	31.15	451.63
WVFC	WVS Financial Corp. of PA	16.40	2,310	37.9	18.08	16.10	16.50	-0.61	0.92	-0.61	1.51	1.51	12.99	12.99	180.73
WFSL	Washington Federal, Inc. of WA	23.49	87,434	2,053.8	24.48	21.55	23.66	-0.72	-0.21	-0.17	1.61	1.61	14.63	13.99	104.66
WAUW	Wauwatosa Hlds MHC of WI(30.4)	17.35	33,115	174.3	19.00	12.52	17.67	-1.81	36.40	-2.64	0.24	0.25	7.29	7.29	49.78
WAYN	Wayne Savings Bancshares of OH	13.75	3,249	44.7	15.70	13.50	14.00	-1.79	-11.52	-4.84	0.68	0.69	10.86	10.11	125.87
WFBC	Willow Financial Bcp Inc of PA	11.90	15,627	186.0	17.49	11.88	12.11	-1.73	-26.09	-16.24	0.76	0.79	13.37	6.59	98.52

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As Of March 9, 2007

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
SAIF-Insured Thrifts(127)	11.04	9.77	0.61	7.15	4.95	0.59	6.28	0.58	223.44	0.89	18.10	133.60	14.24	154.72	18.76	0.45	2.29	38.74
NYSE Traded Companies(13)	9.78	7.21	0.75	9.67	6.78	0.61	7.06	0.36	205.67	0.73	16.63	135.35	12.88	182.18	17.27	0.52	2.22	33.91
AMEX Traded Companies(5)	13.26	12.99	0.69	7.12	5.17	0.70	7.29	0.67	259.02	1.00	17.29	125.86	16.10	130.12	16.69	0.42	2.07	35.14
NASDAQ Listed OTC Companies(109)	11.09	9.94	0.59	6.84	4.71	0.58	6.14	0.61	224.25	0.91	18.43	133.76	14.32	152.75	19.02	0.44	2.31	39.59
California Companies(10)	7.72	7.62	0.93	12.73	9.17	0.66	9.10	0.26	280.78	0.69	12.67	130.37	10.17	132.70	15.56	0.54	1.98	23.79
Florida Companies(5)	6.43	5.88	0.55	9.02	5.88	0.49	7.01	0.53	115.80	0.81	17.01	154.79	10.01	184.91	18.91	0.07	0.60	20.76
Mid-Atlantic Companies(34)	10.77	8.69	0.69	7.45	4.62	0.69	7.31	0.28	277.17	0.87	17.78	146.47	15.09	180.48	17.43	0.46	2.66	45.14
Mid-West Companies(42)	10.67	9.62	0.58	6.23	4.78	0.57	6.16	1.05	95.76	0.90	18.57	133.09	12.71	136.66	19.78	0.51	2.59	42.83
New England Companies(16)	15.73	14.35	0.39	3.44	2.61	0.45	3.92	0.22	421.67	0.97	25.86	122.75	18.82	142.10	24.39	0.37	1.77	42.07
North-West Companies(5)	10.99	9.99	1.16	10.91	5.69	1.11	10.11	0.09	488.57	0.97	15.27	180.54	19.49	200.00	16.27	0.51	2.14	40.70
South-East Companies(12)	11.23	10.11	0.29	7.95	5.58	0.39	2.91	0.52	322.65	1.11	15.56	128.26	13.90	151.00	15.62	0.47	2.27	35.85
South-West Companies(2)	15.69	14.24	0.53	3.77	3.31	0.40	1.87	0.66	81.88	0.37	30.56	111.90	16.60	165.22	33.62	0.13	1.23	0.00
Western Companies (Excl CA)(1)	5.00	5.00	0.54	9.54	6.71	0.63	11.00	0.95	43.71	0.75	14.90	161.55	8.07	161.55	12.83	0.24	1.00	14.91
Thrift Strategy(121)	11.21	9.94	0.60	7.04	4.92	0.59	6.15	0.58	225.91	0.89	18.23	133.41	14.35	154.15	18.80	0.45	2.32	38.89
Mortgage Banker Strategy(4)	8.14	6.18	0.66	8.15	5.01	0.59	7.25	0.42	152.17	0.79	18.51	151.48	12.26	167.96	19.88	0.47	1.89	42.17
Real Estate Strategy(1)	7.72	7.72	0.59	7.68	6.07	0.59	7.68	1.57	30.99	0.62	16.47	126.01	9.73	126.01	16.47	0.30	2.60	43.86
Diversified Strategy(1)	6.95	6.90	1.03	15.94	6.89	1.07	16.54	0.19	461.00	1.34	14.53	208.80	14.50	210.27	14.00	0.32	0.49	7.10
Companies Issuing Dividends(113)	11.07	9.75	0.72	7.64	5.32	0.70	7.35	0.60	226.74	0.90	18.29	135.11	14.42	155.53	18.86	0.51	2.58	42.84
Companies Without Dividends(14)	10.84	9.98	-0.21	3.07	1.84	-0.22	-2.05	0.40	188.97	0.81	16.56	121.87	12.86	148.52	16.40	0.00	0.00	0.00
Equity/Assets <6%(10)	5.23	4.81	0.52	9.84	7.48	0.56	9.89	0.50	160.56	0.87	12.26	130.99	7.37	161.47	14.68	0.37	1.85	23.51
Equity/Assets 6-12%(81)	8.63	7.65	0.63	8.43	5.54	0.59	7.02	0.70	188.11	0.88	16.74	140.83	12.07	157.95	17.00	0.51	2.38	37.79
Equity/Assets >12%(36)	17.73	15.63	0.60	3.74	3.07	0.61	3.79	0.36	316.74	0.92	24.38	117.24	20.68	146.13	24.81	0.35	2.20	47.94
Converted Last 3 Mths (no MHC)(3)	24.02	24.02	0.53	2.59	2.01	0.54	2.62	0.55	416.65	0.92	33.62	104.89	25.45	104.89	33.62	0.15	1.46	0.00
Actively Traded Companies(10)	9.48	8.29	0.70	7.42	4.44	0.77	8.05	0.36	204.25	0.78	20.47	150.59	14.30	166.14	17.56	0.75	2.67	49.66
Market Value Below $20 Million(3)	8.13	8.13	-0.13	-1.32	-0.85	-0.33	-3.52	0.68	56.81	0.56	11.40	111.46	9.12	111.46	11.91	0.25	1.69	28.95
Holding Company Structure(121)	11.16	9.83	0.63	7.38	5.13	0.61	6.50	0.59	221.59	0.90	18.22	134.03	14.43	156.22	18.03	0.46	2.33	39.31
Assets Over $1 Billion(54)	9.92	7.70	0.70	9.41	6.18	0.66	7.30	0.51	221.95	0.89	17.90	142.29	13.73	182.05	18.56	0.49	2.43	36.76
Assets $500 Million-$1 Billion(38)	10.56	9.82	0.64	6.88	4.83	0.65	6.98	0.54	232.27	0.88	17.77	136.66	14.16	148.05	18.70	0.49	2.11	39.21
Assets $250-$500 Million(25)	13.56	13.05	0.50	5.20	4.03	0.51	5.32	0.74	201.09	0.80	19.56	119.19	15.60	123.48	19.42	0.34	2.21	43.96
Assets less than $250 Million(10)	12.51	12.31	0.27	1.60	1.53	0.21	0.98	0.86	248.81	1.17	18.61	112.30	13.74	119.32	18.34	0.36	2.43	37.28
Goodwill Companies(87)	10.56	8.85	0.66	7.91	5.33	0.65	6.89	0.55	218.86	0.91	18.46	136.91	14.03	164.57	18.87	0.50	2.40	41.32
Non-Goodwill Companies(38)	12.26	12.26	0.49	5.38	3.98	0.46	4.98	0.71	233.27	0.84	17.66	127.03	14.97	127.03	18.56	0.35	3.06	32.10
Acquirors of FSLIC Cases(4)	9.40	9.28	0.23	1.34	-0.37	0.06	-0.71	0.59	129.72	0.62	11.86	132.30	13.00	134.92	12.56	0.37	1.37	28.72

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 9, 2007

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(40)	15.51	14.89	0.55	3.95	2.06	0.57	4.12	0.36	273.58	0.69	30.66	189.50	29.34	199.91	29.69	0.25	1.52	25.31
AMEX Traded Companies(1)	15.24	15.24	0.95	6.24	4.53	1.04	6.82	0.53	137.19	0.84	22.06	133.30	20.32	133.30	20.16	0.32	2.74	60.38
NASDAQ Listed OTC Companies(39)	15.52	14.88	0.53	3.89	1.99	0.55	4.04	0.35	278.83	0.68	31.62	191.06	29.59	201.76	30.65	0.25	1.48	23.47
California Companies(1)	11.89	11.33	0.67	5.45	1.86	0.67	5.45	0.00	0.00	0.42	NM	295.28	35.11	309.90	NM	0.40	2.06	0.00
Mid-Atlantic Companies(23)	16.46	15.84	0.57	4.05	2.18	0.61	4.38	0.39	278.79	0.66	27.07	170.35	29.37	190.90	28.38	0.17	1.15	18.24
Mid-West Companies(6)	16.38	15.23	0.45	3.25	1.75	0.45	3.19	0.34	104.83	0.61	25.96	190.72	29.69	201.16	27.00	0.55	2.74	28.85
New England Companies(6)	12.17	11.78	0.51	3.98	2.25	0.52	4.05	0.30	329.42	0.82	37.15	176.10	21.49	182.35	36.30	0.17	1.36	45.08
South-East Companies(2)	14.69	14.38	0.62	4.33	1.61	0.62	4.33	0.31	319.98	1.10	NM	271.03	39.64	278.42	NM	0.36	2.04	0.00
South-West Companies(1)	13.62	13.62	0.28	2.05	1.04	0.28	2.05	0.21	205.89	0.67	NM	196.04	26.71	196.04	NM	0.20	1.22	0.00
Western Companies (Excl CA)(1)	14.27	14.27	0.77	5.44	2.56	0.67	4.72	0.05	745.36	0.59	39.13	206.24	29.42	206.24	NM	0.22	1.48	87.89
Thrift Strategy(39)	15.51	14.89	0.55	3.95	2.06	0.57	4.12	0.36	273.58	0.69	30.66	189.50	29.34	199.91	29.69	0.25	1.52	25.31
Companies Issuing Dividends(27)	14.80	13.90	0.58	4.30	2.25	0.58	4.34	0.29	250.61	0.71	29.57	191.84	28.21	207.04	28.67	0.37	2.25	56.25
Companies Without Dividends(13)	16.99	16.94	0.48	3.21	1.67	0.54	3.65	0.55	328.16	0.64	35.02	184.62	31.69	185.05	32.41	0.00	0.00	0.00
Equity/Assets 6-12%(12)	10.25	9.61	0.53	5.04	2.56	0.57	5.41	0.40	288.32	0.71	29.81	203.33	21.28	219.28	27.46	0.44	2.10	24.07
Equity/Assets >12%(27)	18.04	17.42	0.55	3.42	1.82	0.57	3.50	0.33	264.92	0.68	31.52	182.05	33.20	190.61	31.56	0.15	1.24	25.46
Holding Company Structure(36)	15.29	14.63	0.54	3.97	2.10	0.56	4.16	0.37	268.37	0.72	30.66	186.96	28.60	197.86	29.69	0.25	1.50	23.84
Assets Over $1 Billion(9)	15.30	14.46	0.54	4.01	1.78	0.54	3.99	0.44	173.37	0.64	30.80	227.40	34.57	243.94	31.90	0.40	1.37	0.00
Assets $500 Million-$1 Billion(11)	15.57	15.45	0.57	4.16	1.97	0.57	4.13	0.25	415.56	0.59	36.75	209.44	31.81	212.41	35.19	0.19	1.21	32.19
Assets $250-$500 Million(19)	15.59	14.79	0.53	3.70	2.09	0.55	4.02	0.36	265.43	0.75	29.90	167.05	26.44	178.95	28.71	0.21	1.66	28.08
Assets less than $250 Million(1)	15.24	15.24	0.95	6.24	4.53	1.04	6.82	0.53	137.19	0.84	22.06	133.30	20.32	133.30	20.16	0.32	2.74	60.38
Goodwill Companies(18)	14.36	12.92	0.48	3.90	2.03	0.49	3.94	0.33	234.20	0.77	30.13	192.96	27.95	217.03	30.58	0.28	1.92	38.59
Non-Goodwill Companies(22)	16.39	16.39	0.59	3.99	2.08	0.62	4.25	0.38	305.09	0.63	31.19	186.86	30.39	186.86	28.95	0.22	1.21	20.89
MHC Institutions(40)	15.51	14.89	0.55	3.95	2.06	0.57	4.12	0.36	273.58	0.69	30.66	189.50	29.34	199.91	29.69	0.25	1.52	25.31
MHC Converted Last 3 Months(3)	15.07	15.07	0.51	3.26	1.94	0.56	3.56	0.52	138.59	0.90	NM	181.61	30.76	181.61	34.26	0.05	0.58	23.19

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 9, 2007

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																		
AF Astoria Financial Corp. of NY	5.64	4.78	0.80	13.65	6.43	0.77	13.27	0.26	144.05	0.53	15.56	223.67	12.62	263.97	16.01	1.04	3.76	58.43
BFF BFC Financial Corp. of FL	2.27	1.11	0.10	8.10	7.38	0.01	0.64	0.45	125.55	0.92	13.55	109.81	2.50	225.88	NM	0.00	0.00	0.00
BBX BankAtlantic Bancorp of FL	8.08	6.79	0.24	3.92	2.02	0.18	2.22	0.53	121.15	0.94	NM	143.84	11.62	171.09	NM	0.16	1.29	64.00
DSL Downey Financial Corp. of CA	8.65	8.63	1.20	15.78	10.95	1.04	13.69	0.39	91.37	0.43	9.13	133.68	11.57	133.98	10.53	0.48	0.71	6.51
FED FirstFed Financial Corp. of CA	7.58	7.57	1.27	20.25	13.61	1.23	19.62	NA	NA	1.27	7.34	134.30	10.18	134.56	7.58	0.00	0.00	0.00
FBC Flagstar Bancorp, Inc. of MI	5.24	5.24	0.49	9.42	9.15	0.38	7.18	1.05	26.91	0.38	10.93	101.02	5.29	101.02	14.33	0.40	3.10	33.90
GLK Great Lakes Bancorp, Inc of NY	15.68	14.26	-0.01	-0.08	-0.08	-0.01	-0.08	0.15	266.17	0.73	NM	103.04	16.16	113.30	NM	0.00	0.00	NM
NDE IndyMac Bancorp, Inc. of CA	6.88	6.50	1.36	19.19	15.34	-0.37	-5.23	0.51	43.58	0.32	6.52	110.30	7.59	116.77	NM	2.00	6.53	42.55
NYB New York Community Bcrp of NY	12.84	5.00	0.79	6.23	4.32	0.55	7.51	0.12	258.70	0.43	23.14	134.37	17.25	344.69	19.19	1.00	5.92	NM
NAL NewAlliance Bancshares of CT	18.80	11.85	0.70	3.69	2.78	0.72	3.77	0.15	351.40	0.98	35.91	129.90	24.43	206.12	35.13	0.24	1.49	53.33
PFB PFF Bancorp, Inc. of Pomona CA	8.68	8.66	1.27	14.98	7.52	1.27	14.98	0.20	436.88	1.01	13.31	107.16	16.25	107.74	13.31	0.76	2.49	33.19
PFS Provident Fin. Serv. Inc of NJ	17.39	10.01	0.92	5.23	5.04	0.92	5.23	0.12	444.40	0.86	19.83	107.68	18.73	187.09	19.83	0.40	2.32	45.98
SOV Sovereign Bancorp, Inc. of PA	9.45	3.34	0.58	6.35	3.61	0.83	9.00	0.37	160.91	0.75	27.71	140.82	13.30	NM	19.55	0.32	1.27	35.16
AMEX Traded Companies																		
CNY Carver Bancorp, Inc. of NY	6.57	5.77	0.33	4.77	5.74	0.47	6.78	0.50	133.90	0.86	17.42	81.04	5.33	92.26	12.27	0.36	2.22	38.71
FDT Federal Trust Corp of FL	7.39	7.39	0.52	7.99	4.13	0.50	7.60	1.38	47.06	0.84	24.20	171.92	12.71	171.92	25.44	0.16	1.61	39.02
GOV Gouverneur Bcp MHC of NY(42.0)	15.24	15.24	0.95	6.24	4.53	1.04	6.82	0.53	137.19	0.84	32.06	133.30	20.32	133.30	20.16	0.32	2.74	60.38
WFD New Westfield Fin. Inc. of MA	29.04	29.04	0.56	3.18	1.44	0.56	3.18	0.08	757.08	1.39	NM	114.66	33.30	114.66	NM	0.20	1.92	NM
TSH Teche Hlding Cp of N Iberia LA	9.27	8.72	1.08	11.95	7.34	1.08	11.95	0.73	98.04	0.91	13.63	158.62	14.71	168.70	13.63	1.24	2.68	36.58
WSB Washington SB, FSB of Bowie MD	14.04	14.04	0.96	7.69	7.18	0.87	6.94	NA	NA	NA	13.92	103.03	14.47	103.03	15.44	0.16	1.88	26.23
NASDAQ Listed OTC Companies																		
ABBC Abington Com Bcp MHC PA (42.9)(8)	12.33	12.33	0.76	5.90	2.28	0.70	6.03	0.03	645.23	0.26	NM	258.18	31.82	258.18	NM	0.24	1.25	54.55
ALLB Alliance Bank MHC of PA (45.0)	13.35	13.35	0.42	3.43	2.49	0.50	4.02	0.52	138.59	1.15	NM	137.85	17.03	137.85	34.26	0.16	1.73	69.57
ASBI Ameriana Bancorp of IN	7.14	6.96	0.07	0.87	0.80	0.09	0.61	1.34	47.75	1.23	NM	111.61	7.97	114.47	NM	0.16	1.28	NM
ABNJ American Bancorp of NJ	21.48	21.48	0.36	1.47	1.19	0.36	1.47	0.41	101.63	0.53	NM	136.67	29.35	136.67	NM	0.16	1.36	NM
ABCW Anchor BanCorp Wisconsin of WI	7.47	7.02	0.97	12.99	6.90	0.91	12.18	0.50	81.72	0.52	14.49	181.94	13.59	193.46	15.49	0.68	2.42	35.05
ACFC Atl Cst Fed Cp of GA MHC(36.8)	11.48	11.11	0.71	5.73	2.11	0.71	5.73	0.40	143.29	0.73	NM	281.03	32.26	290.28	NM	0.48	2.59	NM
BCSB BCSB Bankcorp MHC of MD (36.5)(8)	4.38	4.05	-0.94	-20.92	-8.41	-0.94	-20.92	0.33	102.17	0.59	NM	265.38	11.63	287.07	NM	0.00	0.00	NM
BKMU Bank Mutual Corp of WI	15.24	13.62	0.62	4.05	3.19	0.59	3.83	0.29	124.71	0.62	31.33	128.91	19.65	144.25	33.18	0.32	2.84	NM
BFIN BankFinancial Corp. of IL	20.24	18.20	0.72	3.56	2.84	0.72	3.56	0.53	140.80	0.90	35.17	126.73	25.65	140.90	35.17	0.28	1.66	58.33
BKUNA BankUnited Fin. Corp. of FL	5.60	5.40	0.74	13.83	11.20	0.65	12.17	0.16	169.44	0.33	8.93	109.25	6.12	113.45	10.15	0.02	0.09	0.78
BFBC Benjamin Frkln Bncrp Inc of MA	11.97	7.93	0.53	4.32	3.76	0.65	5.31	0.21	314.84	0.90	26.61	114.40	13.70	172.39	21.67	0.16	1.05	28.07
BHLB Berkshire Hills Bancorp of MA	12.01	6.36	0.53	4.48	3.03	0.66	5.56	0.25	349.08	1.14	26.12	113.74	13.66	214.65	21.06	0.56	1.66	43.41
BRBI Blue River Bancshares of IN	8.37	6.79	0.67	8.25	7.13	0.67	8.25	2.78	28.70	0.93	14.02	112.30	9.40	138.55	14.02	0.08	1.39	19.51
BOFI Bofi Holding, Inc. Of CA	8.24	8.24	0.39	4.46	5.06	0.35	3.95	NA	NA	0.27	19.77	86.39	7.12	86.39	22.32	0.00	0.00	0.00
BYFC Broadway Financial Corp. of CA	5.80	5.80	0.54	9.51	8.76	0.53	9.41	NA	NA	0.69	11.42	101.69	5.90	101.69	11.54	0.20	1.84	21.05
BRKL Brookline Bancorp, Inc. of MA	24.58	22.42	0.90	3.55	2.73	0.88	3.45	0.10	NA	1.28	36.65	131.57	32.34	144.21	37.76	0.34	2.73	NM
BFSB Brooklyn Fed MHC of NY (30.0)	20.18	20.18	1.35	6.54	2.76	1.35	6.54	0.07	587.63	0.62	36.23	228.64	46.33	228.64	36.23	0.12	0.85	30.77
CITZ CFS Bancorp, Inc of Munster IN	10.51	10.40	0.43	3.92	3.23	0.39	3.60	1.73	47.82	1.39	30.98	125.59	13.20	126.88	33.80	0.48	3.23	NM
CFFN Capitol Fd Fn MHC of KS (29.5)	10.57	10.57	0.55	5.24	1.64	0.55	5.24	0.10	55.29	0.08	NM	318.72	33.68	318.72	NM	2.00	5.36	NM
CEBK Central Bncrp of Somerville MA	7.21	6.81	0.27	3.76	2.84	0.21	2.85	0.28	244.76	0.84	35.16	128.73	9.28	136.23	NM	0.72	3.25	NM
CFBK Central Federal Corp. of OH	12.32	12.32	-0.02	-0.17	-0.14	-0.11	-0.85	0.18	499.26	1.12	NM	113.28	13.96	113.28	NM	0.36	4.97	NM
CHEV Cheviot Fin Cp MHC of OH(42.1)	23.23	23.23	0.60	2.41	1.46	0.63	2.53	NA	NA	0.34	NM	169.48	39.38	169.48	NM	0.32	2.45	NM
CBNK Chicopee Bancorp, Inc. of MA	24.09	24.09	-0.59	-3.33	-2.25	-0.59	-3.33	0.15	409.01	0.78	NM	103.84	25.02	103.84	NM	0.00	0.00	NM
CZWI Citizens Comm Bncorp Inc of WI	26.76	24.28	0.00	0.00	0.00	0.00	0.00	0.63	46.94	0.32	NM	86.70	23.20	95.55	NM	0.20	2.12	NM
CTZN Citizens First Bancorp of MI	9.79	9.08	0.51	5.06	4.52	0.52	5.21	1.61	49.98	0.90	22.10	109.74	10.74	118.33	21.50	0.36	1.54	33.96
CSBC Citizens South Banking of NC	11.57	7.30	0.75	6.37	5.25	0.75	6.37	0.29	268.60	1.12	19.03	128.17	13.90	190.30	19.03	0.30	2.35	44.78
CSBK Clifton Svg Bp MHC of NJ(43.3)	23.30	23.30	0.35	1.51	0.89	0.35	1.51	NA	NA	0.31	NM	172.73	40.25	172.73	NM	0.20	1.78	NM
CFCP Coastal Fin. Corp. of SC(8)	6.98	6.98	1.20	18.40	5.72	1.20	18.40	0.34	225.96	1.16	17.49	294.76	20.58	294.76	17.49	0.20	1.27	22.22
COBK Colonial Bank MHC of NJ (46.0)	9.78	9.78	0.43	4.15	2.36	0.41	4.03	0.04	889.86	0.69	NM	170.94	16.71	170.94	NM	0.00	0.00	0.00
CFFC Community Fin. Corp. of VA	8.50	8.50	0.96	11.53	8.06	0.96	11.53	0.42	160.64	0.77	12.40	134.87	11.46	134.87	12.40	0.26	2.16	26.80
DCOM Dime Community Bancshars of NY	9.16	7.41	0.98	10.46	6.49	0.93	9.96	0.09	552.30	0.57	15.40	163.36	14.87	200.62	16.18	0.56	4.33	66.67
ESBF ESB Financial Corp. of PA	6.73	4.38	0.47	7.03	6.33	0.56	8.47	0.18	137.69	0.84	15.01	107.07	7.20	164.37	13.11	0.40	3.72	58.82
ESBK Elmira Svgs Bank, FSB of NY	6.74	6.68	0.82	11.92	7.06	0.91	13.36	0.08	579.79	0.74	14.15	160.55	10.82	162.33	12.63	0.84	2.87	40.58
FFDF FFD Financial Corp of Dover OH	10.46	10.46	1.03	9.23	8.79	0.95	8.56	0.81	60.15	0.54	11.38	109.36	11.44	109.36	12.27	0.56	3.24	36.84
FMCO FMS Fin Corp. of Burlington NJ(8)	6.46	6.34	0.45	7.32	2.68	0.45	7.32	0.31	139.64	1.17	37.29	263.73	17.03	268.42	37.29	0.12	0.38	14.13
FFCO FedFirst Fin MHC of PA (45.8)	16.29	15.90	-0.02	-0.15	-0.11	0.15	0.89	0.44	68.53	0.51	NM	135.49	22.07	138.76	NM	0.00	0.00	NM
FDBI Fidelity Bancorp, Inc. of PA	6.09	5.72	0.56	9.42	7.34	0.47	7.83	0.43	92.46	0.59	13.63	122.72	7.48	130.68	16.40	0.56	3.02	41.18
FBTC First BancTrust Corp of IL	8.57	8.27	0.39	4.25	4.09	0.36	3.99	0.84	102.79	1.18	24.48	102.27	8.76	105.95	26.11	0.24	2.04	50.00
FBEI First Bancorp of Indiana of IN	9.42	7.52	0.24	2.57	2.43	0.20	2.16	NA	NA	0.53	NM	97.38	9.17	122.00	NM	0.60	3.30	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 9, 2007

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Dividend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
FBSI First Bancshares, Inc. of MO	11.18	11.05	-0.09	-0.82	-0.83	-0.07	-0.64	NA	NA	1.63	NM	98.59	11.02	99.76	NM	0.16	0.95	NM
FCAP First Capital, Inc. of IN	9.63	8.35	0.81	8.47	7.02	0.76	7.94	1.14	43.85	0.69	14.25	119.29	11.49	137.66	15.20	0.68	3.73	53.13
FCLF First Clover Leaf Fin Cp of IL	27.32	23.91	0.82	3.17	1.47	0.91	3.54	0.28	145.95	0.59	NM	112.57	30.76	128.62	NM	0.24	2.08	NM
FCFL First Community Bk Corp of FL	8.82	8.70	1.08	13.26	4.68	1.09	12.40	0.08	NA	1.02	21.37	238.94	21.08	242.22	21.14	0.00	0.00	0.00
FDEF First Defiance Fin. Corp of OH	10.46	7.94	1.04	10.01	7.62	0.95	9.19	0.66	142.35	1.09	13.12	137.84	13.37	168.39	14.31	1.00	3.50	45.87
FFNM First Fed of N. Michigan of MI	12.41	10.99	0.31	2.43	3.16	0.32	2.52	1.60	36.94	0.79	31.62	78.31	9.72	88.43	30.57	0.20	2.18	68.97
FFBH First Fed. Bancshares of AR	8.86	8.86	0.85	9.53	6.45	0.84	9.34	2.12	13.20	0.37	15.98	151.79	13.46	151.79	15.81	0.64	2.70	41.83
FFBI First Federal Bancshares of IL(8)	6.45	6.00	0.16	2.64	1.96	0.16	2.64	0.38	74.46	0.51	NM	130.77	8.44	140.54	NM	0.48	2.09	NM
FFSX First Federal Bankshares of IA	11.60	8.52	0.48	4.22	3.94	0.43	3.77	1.60	57.64	0.45	25.35	105.48	12.24	143.67	28.36	0.42	1.95	49.41
FFCH First Fin. Holdings Inc. of SC	7.08	6.22	1.04	15.33	6.53	1.00	14.65	0.21	257.85	0.70	15.31	223.04	15.79	253.83	16.01	1.00	2.88	44.05
FFHS First Franklin Corp. of OH	7.81	7.81	0.36	4.41	3.71	0.48	5.90	1.42	31.98	0.53	26.92	116.67	9.12	116.67	20.11	0.36	2.06	55.38
FKFS First Keystone Fin., Inc of PA	6.60	6.60	0.13	2.34	1.42	0.18	3.26	0.52	123.47	1.08	NM	139.82	9.23	139.82	NM	0.00	0.00	0.00
FMSB First Mutual Bncshrs Inc of WA	6.49	6.49	1.01	17.03	7.39	0.82	13.83	0.14	654.50	1.07	13.53	212.87	13.81	212.87	16.66	0.36	1.61	21.82
FNFG First Niagara Fin. Group of NY	17.05	7.61	1.18	6.91	6.06	1.18	6.91	0.22	408.64	1.27	16.49	112.97	19.26	253.07	16.49	0.52	3.71	61.18
FPTB First PacTrust Bancorp of CA	10.11	10.11	0.59	5.92	4.06	0.59	5.92	NA	NA	0.63	24.62	141.99	14.36	141.99	24.62	0.72	2.73	67.29
FPFC First Place Fin. Corp. of OH	10.55	7.19	0.84	8.36	6.59	0.77	7.64	0.87	87.15	0.94	15.19	113.73	12.00	166.82	16.63	0.62	2.94	44.60
FFIC Flushing Fin. Corp. of NY	7.70	7.06	0.83	10.79	6.28	0.81	10.58	0.12	316.18	0.30	15.91	156.96	12.09	171.20	16.23	0.48	2.96	47.06
FXCB Fox Chase Bncp MHC of PA(44.5)	16.61	16.61	0.60	3.66	3.28	0.56	3.43	0.60	112.55	0.82	NM	158.88	26.39	158.88	NM	0.00	0.00	0.00
FBTX Franklin Bank Corp of TX	6.26	3.36	0.31	4.55	3.64	0.05	0.76	0.66	41.88	0.25	27.50	123.55	7.73	230.04	NM	0.00	0.00	0.00
GSLA GS Financial Corp. of LA	16.20	16.20	1.23	8.04	7.95	1.25	8.18	0.28	760.00	3.82	12.57	97.45	15.79	97.45	12.35	0.40	1.90	23.95
PEDE Great Pee Dee Bancorp of SC	12.33	12.06	0.77	6.16	5.81	0.75	6.03	0.28	318.56	1.06	17.28	105.47	13.00	107.82	17.50	0.64	4.00	60.82
GCBC Green Co Bcrp MHC of NY (44.4)	11.30	11.30	0.84	7.54	4.13	0.91	8.15	0.02	NA	0.67	24.19	176.26	19.92	176.26	22.39	0.50	3.33	NM
HFFC HF Financial Corp. of SD	5.99	5.50	0.64	10.77	8.78	0.95	15.92	0.43	132.25	0.77	11.39	120.34	7.21	131.09	7.71	0.42	3.29	26.09
HMNF HMN Financial, Inc. of MN	9.53	9.13	0.85	9.10	5.67	0.76	8.17	1.04	84.96	1.27	17.64	159.33	15.18	166.34	19.66	1.00	2.91	51.28
HBNK Hampden Bancorp, Inc. of MA	17.91	17.91	0.29	1.62	1.63	0.30	1.70	1.01	76.22	0.89	NM	99.60	17.83	99.60	NM	0.00	0.00	0.00
HARL Harleysville Svgs Fin Cp of PA	6.51	6.51	0.90	7.99	6.05	0.50	7.99	NA	NA	0.50	16.53	130.78	8.51	130.78	16.53	0.68	4.11	68.00
HWFG Harrington West Fncl Grp of CA	5.74	5.18	0.73	13.36	8.76	0.77	13.97	0.10	498.72	0.78	11.42	143.95	8.27	159.71	10.92	0.50	2.88	32.89
HBOS Heritagé Fn Gp MHC of GA(29.9)	17.90	17.64	0.54	2.93	1.12	0.54	2.93	0.22	496.67	1.47	NM	262.62	47.02	266.56	NM	0.24	1.50	NM
HIFS Hingham Inst. for Sav. of MA	7.49	7.49	0.70	9.22	6.02	0.70	9.26	0.02	NA	0.66	16.68	148.49	11.13	148.49	16.52	0.80	2.20	36.53
HOME Home Fed Bncp MHC of ID (40.8)	14.27	14.27	0.77	5.44	2.56	0.67	4.72	0.05	745.36	0.59	39.13	206.24	29.42	206.24	NM	0.22	1.40	57.89
HFBC HopFed Bancorp, Inc. of KY	6.88	5.71	0.60	8.16	7.04	0.62	8.38	0.15	389.00	0.90	14.19	111.47	7.67	134.23	13.83	0.48	2.99	42.48
HCBK Hudson City Bancorp, Inc of NJ	13.85	13.40	0.92	5.75	3.87	0.92	5.75	0.08	103.36	0.16	25.81	152.19	21.08	157.33	25.81	0.32	2.38	61.54
IFSB Independence FSB of DC	8.14	8.14	-1.96	-22.69	-20.10	-2.46	-28.52	0.54	53.47	0.46	NM	123.35	10.04	123.35	NM	0.00	0.00	NM
ISBC Investors Bcrp MHC of NJ(45.7)	16.54	16.54	0.56	3.35	1.75	0.60	3.61	0.07	176.47	0.20	NM	190.99	31.59	190.99	NM	0.00	0.00	0.00
JXSB Jcksnville Bcp MHC of IL(47.7)	8.09	6.98	0.40	5.09	3.05	0.39	4.89	0.30	241.58	1.29	25.96	127.72	10.34	148.03	27.00	0.30	2.22	87.69
JFBI Jefferson Bancshares Inc of TN	22.47	22.47	0.47	1.99	1.84	0.51	2.16	0.08	791.14	0.78	NM	110.01	24.71	110.01	NM	0.24	1.92	NM
KFED K-Fed Bancorp MHC of CA (37.3)	11.89	11.33	0.67	5.45	1.86	0.67	5.45	NA	NA	0.43	NM	295.20	35.11	309.90	NM	0.40	2.06	NM
KNBT KNBT Bancorp, Inc. of PA	11.95	7.36	0.75	6.24	5.74	0.77	6.39	0.22	257.95	1.05	17.41	112.73	13.47	183.01	17.01	0.32	2.14	37.21
KFFB KY Fst Fed Bp MHC of KY (44.5)	23.89	18.14	0.32	1.34	1.00	0.32	1.34	0.53	81.43	0.44	NM	133.69	31.94	176.06	NM	0.40	4.00	NM
KRNY Kearny Fin Cp MHC of NJ (29.7)	23.36	19.24	0.28	1.17	0.54	0.25	1.02	NA	NA	0.72	NM	224.01	52.33	271.96	NM	0.20	1.36	NM
LSBX LSB Corp of No. Andover MA	10.95	10.95	0.16	1.45	1.09	0.82	7.55	0.22	369.00	1.50	NM	133.23	14.59	133.23	17.62	0.56	3.30	NM
LSBI LSB Fin. Corp. of Lafayette IN	9.39	9.39	0.88	9.82	7.65	0.85	9.30	2.52	27.83	0.80	13.08	124.79	11.71	124.79	13.60	0.80	3.00	39.22
LSBK Lake Shore Bnp MHC of NY(45.0)	15.61	15.61	0.54	5.86	2.30	0.50	6.26	0.37	93.92	0.58	NM	152.36	23.78	152.36	NM	0.12	0.95	41.38
LEGC Legacy Bancorp, Inc. of MA	18.56	18.17	0.35	1.88	1.72	0.53	2.86	0.08	749.36	0.80	NM	108.18	20.07	110.46	38.39	0.12	0.76	44.44
LBCP Liberty Bancorp, Inc. of MO	16.85	16.85	0.61	4.85	3.20	0.56	4.45	1.08	68.74	1.02	31.22	107.56	18.13	107.56	34.06	0.10	0.89	27.78
MAFB MAF Bancorp, Inc. of IL	9.44	5.98	0.75	8.11	6.01	0.78	8.36	0.46	77.31	0.51	16.63	131.14	12.64	211.48	16.13	1.08	2.53	42.02
MFBC MFB Corp. of Mishawaka IN	7.99	7.28	0.73	9.60	8.19	0.73	9.60	1.66	87.59	1.47	12.20	113.24	9.04	124.28	12.20	0.66	1.92	23.49
MSBF MSB Fin Corp MHC of NJ (45.0)	13.81	13.81	0.45	3.29	2.09	0.47	3.42	NA	NA	0.40	NM	157.53	21.76	157.53	NM	0.00	0.00	0.00
MGYR Magyar Bancorp MHC of NJ(46.0)	10.82	10.82	0.28	2.56	1.48	0.71	6.59	1.70	32.59	1.10	NM	173.17	18.73	173.17	26.30	0.00	0.00	0.00
MASB MassBank Corp. of Reading MA	12.67	12.54	0.81	6.71	4.96	0.75	6.21	NA	NA	0.66	20.18	132.89	16.84	134.24	21.78	1.12	3.41	68.71
MFLR Mayflower Co-Op. Bank of MA	7.97	7.95	0.46	5.90	4.38	0.53	6.68	NA	NA	1.34	22.83	130.95	10.44	131.38	20.17	0.40	3.31	NM
CASH Meta Financial Group of IA	5.78	5.33	0.02	0.35	0.19	0.31	5.33	0.56	143.81	2.72	NM	179.69	10.39	194.89	33.92	0.52	1.68	NM
MFSF MutualFirst Fin. Inc. of IN	8.07	7.36	0.58	6.38	6.44	0.57	6.28	0.76	107.35	1.00	15.93	99.50	8.03	130.01	15.77	0.60	3.00	46.51
NASB NASB Fin, Inc. of Grandview MO	10.23	10.04	1.30	13.05	6.91	0.69	6.96	0.99	52.91	0.56	14.48	182.69	18.69	186.10	27.16	0.90	3.57	37.19
NECB NE Comm Bncrp MHC of NY (45.0)	33.27	33.27	0.57	2.45	1.08	0.57	2.45	NA	NA	0.60	NM	164.38	54.69	164.38	NM	0.00	0.00	0.00
NHTB NH Thrift Bancshares of NH	7.23	5.42	0.79	11.11	7.86	0.73	10.24	0.13	476.01	0.80	12.72	138.98	10.06	185.42	13.80	0.52	3.22	40.94
NVSL Naug Vlly Fin MHC of CT (44.2)	12.35	12.31	0.37	2.80	1.54	0.37	2.80	0.15	339.36	0.67	NM	181.06	22.35	181.59	NM	0.20	1.62	NM
NTBK NetBank, Inc. of Alpharetta GA	6.21	5.03	-4.82	NM	NM	-3.66	-46.39	NA	NA	1.12	NM	63.19	3.92	78.00	NM	0.00	0.00	NM
NEBS New England Bnchrs Inc. of CT	20.40	19.98	0.37	1.78	1.45	0.35	1.69	0.12	841.67	0.93	NM	123.10	25.35	126.91	NM	0.12	0.92	63.16
NFSB Newport Bancorp, Inc. of RI	20.66	20.66	-0.57	-4.27	-2.47	-0.57	-4.27	NA	NA	0.76	NM	111.79	23.09	111.79	NM	0.00	0.00	NM
FFFD North Central Bancshares of IA	8.18	7.22	0.96	11.33	8.73	0.96	11.33	0.43	158.88	0.77	11.45	130.44	10.68	147.76	11.45	1.40	3.51	40.23
NWSB Northwest Bcrp MHC of PA(39.1)	9.26	6.73	0.79	8.63	3.86	0.75	8.21	0.78	73.30	0.85	25.91	220.94	20.46	303.99	27.23	0.80	3.00	NM
OSHC Ocean Shr Hldg MHC of NJ(44.8)	11.03	11.03	0.60	5.49	2.91	0.60	5.49	0.04	735.97	0.47	34.36	185.60	20.47	185.60	34.36	0.00	0.00	0.00
OCFC OceanFirst Fin. Corp of NJ	6.68	6.62	0.91	13.62	7.38	0.58	8.33	0.19	261.12	0.57	13.55	182.46	12.18	184.09	22.15	0.80	3.88	52.63
ONFC Oneida Financl MHC of NY(44.6)	12.85	8.25	0.87	7.03	4.08	0.82	6.60	0.01	NA	0.83	24.49	167.36	21.51	260.87	26.09	0.48	4.00	NM
ORIT Oritani Fin Cp MHC of NJ(32.0)	21.45	21.45	0.66	3.08	1.23	0.70	3.24	NA	NA	1.16	NM	249.43	53.49	249.43	NM	0.00	0.00	0.00

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of March 9, 2007

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
OSBK	Osage Bancshares, Inc. of OK	25.12	25.12	0.75	3.99	2.97	0.75	2.99	NA	NA	0.49	33.62	100.41	25.23	100.41	33.62	0.24	2.46	NM
PSBH	PSB Hldgs Inc MHC of CT (45.2)	10.71	9.01	0.42	3.76	2.59	0.41	3.62	0.31	113.82	0.80	38.61	143.18	15.34	170.24	NM	0.24	2.22	NM
PVFC	PVF Capital Corp. of Solon OH	7.72	7.72	0.59	7.68	6.07	0.59	7.68	1.57	30.99	0.62	16.47	126.01	9.73	126.01	16.47	0.30	2.60	42.86
PPBI	Pacific Premier Bncrp of CA	7.98	7.98	1.05	13.53	10.18	0.71	9.13	0.12	369.22	0.58	9.82	124.89	9.96	124.89	14.54	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	9.20	9.20	1.01	11.01	5.70	0.97	10.59	0.28	150.23	0.59	17.56	195.41	17.98	195.41	18.25	0.92	4.00	70.23
PFED	Park Bancorp of Chicago IL	12.98	12.98	-0.11	-0.86	-0.66	-0.11	-0.86	1.16	21.46	0.37	NM	131.88	17.11	131.88	NM	0.72	2.07	NM
PVSA	Parkvale Financial Corp of PA	6.86	5.16	0.74	11.23	8.05	0.73	11.09	0.36	213.85	1.19	12.43	133.99	9.19	178.20	12.59	0.80	2.66	33.06
PNTR	Partners Trust Fin. Grp. of NY	13.17	6.42	0.62	4.64	4.64	0.65	4.90	0.19	642.62	1.50	21.55	102.06	13.44	209.54	20.39	0.28	2.45	52.83
PBHC	Pathfinder BC MHC of NY (35.8)	7.17	5.80	0.23	3.16	2.09	0.25	3.63	0.62	80.45	0.74	NM	148.67	10.66	183.88	NM	0.41	3.18	NM
PFSB	PennFed Fin. Services of NJ(8)	5.28	5.28	0.29	5.34	2.48	0.43	7.85	0.09	266.47	0.34	NM	216.10	11.41	216.10	27.44	0.28	1.36	54.90
PFDC	Peoples Bancorp of Auburn IN	12.55	12.05	0.63	4.82	4.80	0.63	4.82	0.50	75.93	0.51	30.83	101.52	12.74	105.71	20.83	0.76	3.80	NM
PBCT	Peoples Bank MHC of CT (42.3)(8)	12.53	11.55	1.14	9.35	2.01	1.27	10.43	0.22	323.14	0.79	NM	NM	57.47	NM	NM	1.00	2.32	NM
PCBI	Peoples Community Bcrp. of OH	8.60	5.72	-0.16	-1.84	-1.91	-0.07	-0.86	2.96	45.88	2.21	NM	94.27	8.10	141.79	NM	0.60	3.37	NM
PROV	Provident Fin. Holdings of CA	7.56	7.56	0.85	10.36	7.50	0.46	5.60	0.26	244.89	0.96	13.33	139.32	10.54	139.32	24.65	0.72	2.59	34.45
PBNY	Provident NY Bncrp, Inc. of NY	14.71	8.54	0.71	4.94	3.36	0.73	5.05	0.18	398.61	1.39	29.78	142.26	20.93	245.08	29.15	0.20	1.46	43.48
PBIP	Prudential Bncp MHC PA (42.7)	18.74	18.74	0.78	4.04	3.21	0.78	4.04	0.03	409.27	0.31	NM	186.81	35.01	186.81	NM	0.16	1.18	53.33
PULB	Pulaski Fin Cp of St. Louis MO	7.50	7.05	1.12	14.98	6.48	1.17	15.95	1.02	79.31	0.90	15.43	207.96	15.59	221.01	14.86	0.34	2.10	32.38
RPFG	Ranier Pacific Fin Group of WA	9.73	9.71	0.33	3.46	2.07	0.31	3.23	0.02	NA	1.30	NM	162.72	15.83	162.96	NM	0.26	1.20	57.78
RIVR	River Valley Bancorp of IN	7.12	7.11	0.54	7.52	6.00	0.51	7.17	1.21	56.69	0.95	16.66	122.95	8.73	122.71	17.47	0.80	4.45	74.07
RVSB	Riverview Bancorp, Inc. of WA	11.73	8.57	1.45	12.24	5.94	1.42	11.99	0.28	484.92	1.22	16.83	197.39	23.15	270.02	17.18	0.40	2.40	40.40
RCKB	Rockville Fin MHC of CT (45.0)	12.94	12.89	0.73	5.21	2.80	0.70	5.08	0.16	497.74	0.94	35.68	101.06	23.44	102.42	36.58	0.00	0.00	0.00
ROMA	Roma Fin Corp MHC of NJ (31.0)	26.70	26.63	0.43	2.09	0.80	0.43	2.09	NA	NA	0.27	NM	209.96	56.07	210.55	NM	0.00	0.00	0.00
ROME	Rome Bancorp, Inc. of Rome NY	25.88	25.88	1.12	3.97	3.18	1.12	3.97	0.38	173.33	0.74	31.43	137.68	35.63	137.68	31.43	0.32	2.55	NM
SIFI	SI Fin Gp Inc MHC of CT (41.3)	10.95	10.85	0.42	3.71	1.84	0.44	3.86	0.13	429.00	0.75	NM	198.48	21.74	200.31	NM	0.16	1.23	66.67
SVBI	Severn Bancorp, Inc. of MD	9.15	9.11	1.84	21.01	8.22	1.81	20.65	0.49	195.09	1.02	12.17	234.07	21.42	235.10	12.38	0.24	1.13	13.71
SBFC	South Street Fin. Corp. of NC	9.71	9.71	0.56	5.49	5.30	0.59	5.72	NA	NA	0.37	18.88	102.60	9.96	102.60	18.12	0.40	4.42	NM
SUPR	Superior Bancorp of AL	11.29	6.11	0.38	3.14	3.23	0.22	2.47	0.31	235.73	1.14	NM	143.65	16.23	265.58	NM	0.00	0.00	0.00
SYNF	Synergy Financial Group of NJ	9.98	9.91	0.42	4.28	2.33	0.42	4.28	0.13	484.50	0.78	NM	186.47	18.61	187.78	NM	0.24	1.49	66.67
THRD	TF Fin. Corp. of Newtown PA	10.15	9.46	0.83	8.64	6.30	0.81	8.46	0.17	248.45	0.59	15.89	132.09	13.41	141.79	16.22	0.80	3.62	41.67
TONE	TierOne Corp. of Lincoln NE	10.29	8.82	1.24	12.47	8.53	1.24	12.41	0.99	97.17	1.09	11.72	137.13	14.12	160.01	11.78	0.28	1.04	12.23
TSBK	Timberland Bancorp, Inc. of WA	13.01	11.81	1.43	10.42	6.21	1.39	10.09	0.03	NA	0.90	16.11	169.17	22.00	186.24	16.64	0.72	2.03	32.58
TRST	TrustCo Bank Corp NY of NY	7.58	7.56	1.53	20.20	6.26	1.53	20.20	0.23	659.86	2.02	15.98	304.69	23.09	305.64	15.98	0.64	6.56	NM
UCBA	United Comm Bncp MHC IN (45.0)	17.82	17.82	0.34	2.10	1.19	0.26	1.65	0.42	144.30	1.01	NM	156.71	27.93	156.71	NM	0.28	2.37	NM
UCFC	United Community Fin. of OH	10.40	9.11	0.92	8.87	7.26	0.85	8.19	1.56	39.91	0.74	13.77	118.28	12.31	135.09	14.92	0.38	3.54	48.72
UBNK	United Fin Grp MHC of MA(46.4)	13.91	13.87	0.61	4.40	3.49	0.68	4.91	0.26	267.18	0.95	NM	176.73	24.58	177.18	36.03	0.24	1.71	68.57
UWBK	United Western Bncp, Inc of CO	5.00	5.00	0.54	9.54	6.71	0.63	11.08	0.95	43.71	0.75	14.90	161.55	8.07	161.55	12.83	0.24	1.00	14.91
VPFG	ViewPoint Finl MHC of TX(45.0)	13.62	13.62	0.28	2.05	1.04	0.28	2.05	0.21	205.89	0.67	NM	196.04	26.71	196.04	NM	0.20	1.22	NM
WSFS	WSFS Financial Corp. of DE	6.95	6.90	1.03	15.94	6.89	1.07	16.54	0.19	461.00	1.34	14.52	208.80	14.50	210.37	14.00	0.32	0.49	7.10
WVFC	WVS Financial Corp. of PA	7.19	7.19	0.83	11.68	9.21	0.83	11.68	NA	NA	1.63	10.86	126.25	9.07	126.25	10.86	0.64	3.90	42.38
WFSL	Washington Federal, Inc. of WA	13.98	13.37	1.60	11.39	6.85	1.60	11.39	0.08	326.28	0.34	14.59	160.56	22.44	167.91	14.59	0.82	3.49	50.93
WAUW	Wauwatosa Hlds MHC of WI(30.4)	14.64	14.64	0.50	3.36	1.38	0.52	3.50	1.33	31.54	0.52	NM	238.00	34.85	238.00	NM	0.00	0.00	0.00
WAYN	Wayne Savings Bancshares of OH	8.63	8.03	0.55	6.22	4.95	0.56	6.31	0.24	153.56	0.62	20.22	126.61	10.93	136.00	19.93	0.48	3.49	70.59
WFBC	Willow Financial Bcp Inc of PA	13.57	6.69	0.76	5.81	6.39	0.79	6.04	0.84	117.20	1.27	15.66	89.01	12.08	180.58	15.06	0.48	4.03	63.16

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1999:	Quarter 1	9786.2	1286.4	2,461.4	707.6	448.4
	Quarter 2	10970.8	1372.7	2,686.1	695.6	479.3
	Quarter 3	10337.0	1282.7	2,746.2	609.1	409.9
	Quarter 4	11497.1	1469.3	4,069.3	562.4	416.7
2000:	Quarter 1	10921.9	1498.6	4,572.8	545.6	421.2
	Quarter 2	10447.9	1454.6	3,966.1	567.8	387.4
	Quarter 3	10650.9	1436.5	3,672.8	718.3	464.6
	Quarter 4	10786.9	1320.3	2,470.5	874.3	479.4
2001:	Quarter 1	9878.8	1160.3	1,840.3	885.2	459.2
	Quarter 2	10502.4	1224.4	2,160.5	964.5	493.7
	Quarter 3	8847.6	1040.9	1,498.8	953.9	436.6
	Quarter 4	10021.5	1148.1	1,950.4	918.2	473.7
2002:	Quarter 1	10403.9	1147.4	1,845.4	1006.7	498.3
	Quarter 2	9243.3	989.8	1,463.2	1121.4	468.9
	Quarter 3	7591.9	815.3	1,172.1	984.3	396.8
	Quarter 4	8341.6	879.8	1,335.5	1073.2	419.1
2003:	Quarter 1	7992.1	848.2	1,341.2	1096.2	401.0
	Quarter 2	8985.4	974.5	1,622.8	1266.6	476.1
	Quarter 3	9275.1	996.0	1,786.9	1330.9	490.9
	Quarter 4	10453.9	1112.0	2,003.4	1482.3	548.6
2004:	Quarter 1	10357.7	1126.2	1,994.2	1585.3	562.2
	Quarter 2	10435.5	1140.8	2,047.8	1437.8	546.6
	Quarter 3	10080.3	1114.6	1,896.8	1495.1	556.0
	Quarter 4	10783.0	1211.9	2,175.4	1605.6	595.1
2005:	Quarter 1	10503.8	1180.6	1,999.2	1516.6	551.0
	Quarter 2	10275.0	1191.3	2,057.0	1577.1	563.3
	Quarter 3	10568.7	1228.8	2,151.7	1527.2	546.3
	Quarter 4	10717.5	1248.3	2,205.3	1616.4	582.8
2006:	Quarter 1	11109.3	1294.8	2,339.8	1661.1	595.5
	Quarter 2	11150.2	1270.2	2,172.1	1717.9	601.1
	Quarter 3	11679.1	1335.9	2,258.4	1727.1	634.0
	Quarter 4	12463.2	1418.3	2,415.3	1829.3	658.6
As of March 9, 2007		12276.3	1402.9	2,387.6	1721.8	635.0

(1) End of period data.
Sources: SNL Securities and Wall Street Journal.

EXHIBIT IV-3
Historical Thrift Stock Indices

Index Values

	Index Values				Price Appreciation (%)		
	02/28/07	01/31/07	12/31/06	02/28/06	1 Month	YTD	LTM
All Pub. Traded Thrifts	1,749.9	1,798.6	1,829.3	1,643.1	-2.71	-4.34	6.50
MHC Index	3,782.3	3,849.2	3,874.7	3,013.8	-1.74	-2.38	25.50
Stock Exchange Indexes							
AMEX Thrifts	730.4	761.3	745.2	626.7	-4.06	-1.98	16.56
NYSE Thrifts	1,085.0	1,118.8	1,143.0	1,033.6	-3.02	-5.08	4.97
OTC Thrifts	2,196.6	2,246.7	2,271.9	2,011.8	-2.23	-3.32	9.19
Geographic Indexes							
Mid-Atlantic Thrifts	4,005.7	4,052.0	4,104.1	3,680.4	-1.14	-2.40	8.84
Midwestern Thrifts	3,487.8	3,611.5	3,623.7	3,410.5	-3.42	-3.75	2.27
New England Thrifts	2,193.4	2,221.6	2,223.0	1,759.6	-1.27	-1.33	24.65
Southeastern Thrifts	1,543.9	1,617.1	1,670.8	1,485.3	-4.53	-7.60	3.94
Southwestern Thrifts	1,498.0	1,498.1	1,538.4	1,310.2	-0.01	-2.63	14.34
Western Thrifts	1,606.6	1,674.8	1,717.1	1,564.0	-4.08	-6.44	2.72
Asset Size Indexes							
Less than $250M	1,236.9	1,251.3	1,241.5	1,328.7	-1.15	-0.37	-6.91
$250M to $500M	3,577.8	3,571.9	3,587.6	3,322.9	0.17	-0.27	7.67
$500M to $1B	2,129.1	2,135.5	2,135.1	1,819.2	-0.30	-0.28	17.04
$1B to $5B	2,526.6	2,628.5	2,693.3	2,485.1	-3.88	-6.19	1.67
Over $5B	1,047.3	1,077.1	1,096.0	980.6	-2.76	-4.44	6.80
Pink Indexes							
Pink Thrifts	511.4	510.8	515.9	428.6	0.11	-0.87	19.31
Less than $75M	589.6	579.6	576.9	479.2	1.73	2.19	23.04
Over $75M	530.0	529.5	535.0	444.5	0.08	-0.94	19.21
Comparative Indexes							
Dow Jones Industrials	12,268.6	12,621.7	12,463.2	10,993.4	-2.80	-1.56	11.60
S&P 500	1,406.8	1,438.2	1,418.3	1,280.7	-2.18	-0.81	9.85

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

EXHIBIT IV-4
Market Area Acquisition Activity

Exhibit IV-4
Pennsylvania Thrift Acquisitions 2003-Present

						Target Financials at Announcement						Deal Terms and Pricing at Announcement						
Announce Date	Complete Date	Buyer Short Name		Target Name		Total Assets ($000)	E/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
04/27/2006	08/28/2006	First Commonwealth Financial	PA	Laurel Capital Group, Inc.	PA	314,295	8.85	0.61	6.78	0.21	298.95	57.5	28.250	202.22	227.64	28.25	18.29	13.94
04/13/2006	09/11/2006	Allegheny Valley Bancorp Inc.	PA	RSV Bancorp, Inc.	PA	77,741	12.81	0.93	7.27	0.32	168.29	18.6	29.000	159.96	159.96	31.52	21.29	14.03
09/06/2005	01/26/2006	National Penn Bancshares Inc.	PA	Nittany Financial Corp.	PA	326,517	7.23	1.20	16.01	NA	NA	97.8	41.750	373.86	404.17	25.15	29.95	52.62
06/06/2005	11/10/2005	Beneficial Savings Bank, MHC	PA	Northwood Savings Bank	PA	9,251	10.32	1.76	17.32	0.00	NA	NA	NA	NA	NA	NA	NA	NA
12/08/2004	05/19/2005	KNBT Bancorp Inc.	PA	Northeast Pennsylvania Financial Corp.	PA	836,011	6.99	0.59	8.62	0.86	122.96	98.7	23.000	156.46	190.24	18.25	11.80	16.21
08/12/2004	02/11/2005	ESB Financial Corp.	PA	PHSB Financial Corp.	PA	323,003	14.06	0.91	6.70	NA	NA	82.6	27.000	172.52	172.52	25.71	25.58	19.96
03/08/2004	01/21/2005	Sovereign Bancorp Inc.	PA	Waypoint Financial Corp.	PA	5,329,902	7.55	0.77	9.95	0.18	326.57	998.7	28.100	232.23	244.77	22.30	18.68	28.89
12/11/2003	05/24/2004	First Commonwealth Financial	PA	GA Financial, Inc.	PA	882,962	10.71	0.79	7.15	0.30	166.17	185.2	35.000	183.82	183.92	24.31	20.97	20.57
09/22/2003	01/05/2004	Royal Bank of Scotland Group		Thistle Group Holdings, Co.	PA	913,630	8.35	0.58	6.24	0.38	147.98	147.3	26.000	177.96	197.87	27.37	16.12	19.02
09/11/2003	04/30/2004	Northwest Bancorp Inc. (MHC)	PA	Skibo Financial Corp. (MHC)	PA	157,413	14.88	-0.13	-0.85	0.01	NM	22.8	17.000	227.88	227.88	NM	34.98	45.88
08/28/2003	02/02/2004	FleetBoston Financial Corp.	MA	Progress Financial Corporation	PA	1,109,882	5.81	0.71	11.66	0.46	142.45	210.4	27.738	294.77	299.54	32.63	18.95	27.76
08/08/2003	12/05/2003	First Commonwealth Financial	PA	Pittsburgh Financial Corp.	PA	376,450	6.07	0.14	2.43	NA	NA	31.0	20.000	124.77	125.63	41.67	8.24	5.40
03/12/2003	08/31/2003	Northwest Bancorp Inc. (MHC)	PA	First Bell Bancorp, Inc.	PA	892,888	8.25	0.98	11.88	0.20	51.22	120.0	26.250	161.54	161.54	13.00	13.44	8.93
02/14/2003	06/06/2003	Advance Bank	MD	Berean Bank	PA	52,793	4.24	-0.49	-11.19	2.59	24.82	NA	NA	NA	NA	NA	NA	NA
					Averages:	828,767	9.01	0.67	7.14	0.50	161.05	172.1		205.67	216.31	26.38	19.86	22.77
					Medians:	351,484	8.30	0.74	7.21	0.30	147.98	98.3		180.89	194.06	25.71	18.82	19.49

Source: SNL Financial, LC.

EXHIBIT IV-5
Quaint Oak Bank
Director and Senior Management Summary Information

Name	Age	Position with Quaint Oak and Principal Occupation During the Past Five Years	Director of Quaint Oak Since
George M. Ager, Jr.	69	Vice Chairman of the Board of Quaint Oak Bank. Currently retired.	1968
John J. Augustine, CPA	54	Trustee. Senior Manager of Teleflex, Inc., Limerick, Pennsylvania since February 2006; previously, a self employed consultant for JJA Consulting, Lansdale, Pennsylvania from January 2004 to February 2006; prior thereto, Executive Vice President and Chief Financial Officer of Reda Sports, Inc., West Easton, Pennsylvania from March 1997 to January 2004. Mr. Augustine has 18 years of service with financial institutions, including serving as Vice President and Controller for Vista Bancorp, Inc., and Assistant Controller of Germantown Savings Bank.	2000
Andrew E. DiPiero, Jr.	54	Trustee. Partner with Stampone D'Angelo Renzi DiPiero, Attorney at Law, P.C., Cheltenham, Pennsylvania, since June 2004. Previously, attorney with Master & Weinstein, P.C., Philadelphia, Pennsylvania from June 1998 to May 2004.	1984
Kenneth R. Gant	48	Trustee. Non-employee Secretary of Quaint Oak Savings Bank's Board since 2000 and Treasurer since 1998. Owner, Gant Insurance Agency, Doylestown, Pennsylvania since September 2006. Previously, Agency Development Manager, National Grange Insurance Company, Keene, New Hampshire from February 2005 to April 2006; prior thereto, consultant for Quaint Oak Savings Bank from July 2003 to February 2005; previously Chief Operating Officer, GMG Insurance Agency, Newtown, Pennsylvania, from 1980 to June 2003.	1986
Robert J. Phillips	60	Chairman of the Board since 1984. Partner, Phillips and Phillips Enterprises, Doylestown, Pennsylvania since March 2005. Previously, President, Shipping Connections, Inc., Bristol, Pennsylvania from October 1996 to October 2003.	1968
Marsh B. Spink	67	Trustee. Managing Partner of Lawn-Crest Realty, Philadelphia, Pennsylvania since 1962.	1988
Robert T. Strong	60	Trustee. President and Chief Executive Officer of Quaint Oak Savings Bank since June 2001; Owner and President of Strong Financial Corp., Southampton, Pennsylvania since 2000. Prior thereto, Mr. Strong primarily engaged in residential mortgage lending as Senior Vice President of Prime Bank, Fort Washington, Pennsylvania.	2000

Executive Officers Who are Not Also Directors

Diane J. Colyer, age 48 years, has served as Operations Officer of Quaint Oak Savings Bank since August 1999. Ms. Colyer also has served as system security officer of Quaint Oak. Since July 2000, Network Administrator since May 2001 and Assistant Secretary since April 2005. From May 2002 through April 2006, Ms. Colyer served as Compliance Officer, Security Officer and Community Reinvestment Act Officer of Quaint Oak.

Robert Farrer, age 41 years, has served as Compliance Officer, Security Officer, Bank Secrecy Act Officer and Community Reinvestment Act Officer of Quaint Oak since April 2006 and Manager – Customer Service since December 2004. Prior thereto, Mr. Farrer served as Bank Manager and Assistant Vice President of Bank of America, Jenkintown, Pennsylvania, from September 1986 to December 2004.

Curt T. Schulmeister, age 49 years, has served as Chief Lending Officer of Quaint Oak since February 2007. Previously, Mr. Schulmeister served as Executive Vice President and Chief Lending Officer of Earthstar Bank, Southampton, Pennsylvania since June 2001. Prior thereto, Mr. Schulmeister primarily engaged in consumer lending as Senior Vice President of Prime Bank, Fort Washington, Pennsylvania.

EXHIBIT IV-6
Quaint Oak Bank
Pro Forma Regulatory Capital Ratios

	Quaint Oak Historical at December 31, 2006		Pro Forma at December 31, 2006							
			Minimum of Offering Range		Midpoint of Offering Range		Maximum of Offering Range		15% Above Maximum of Offering Range	
			892,500 Shares Sold at $10.00 Per Share		1,050,000 Shares Sold at $10.00 Per Share		1,207,500 Shares Sold at $10.00 Per Share		1,388,625 Shares Sold at $10.00 Per Share	
	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)
	(Dollars in Thousands)									
Capital at Bank Level:										
GAAP capital	$4,737	7.74%	$8,211	12.69%	$8,872	13.58%	$ 9,534	14.44%	$10,294	15.42%
Tier 1 leverage capital:										
Actual	$4,737	7.79%	$8,211	12.78%	$8,872	13.67%	$ 9,534	14.54%	$10,294	15.52%
Requirement	2,431	4.00%	2,570	4.00%	2,596	4.00%	2,623	4.00%	2,653	4.00%
Excess	$2,306	3.79%	$5,641	8.78%	$6,276	9.67%	$ 6,911	10.54%	$ 7,641	11.52%
Tier 1 risk-based capital:										
Actual	$4,737	12.40%	$8,211	19.71%	$8,872	20.96%	$ 9,534	22.18%	$10,294	23.53%
Requirement	1,528	4.00%	1,666	4.00%	1,693	4.00%	1,719	4.00%	1,750	4.00%
Excess	$3,209	8.40%	$6,545	15.71%	$7,179	16.96%	$ 7,815	18.18%	$ 8,544	19.53%
Total risk-based capital:										
Actual	$5,216	13.66%	$8,690	20.86%	$9,351	22.09%	$10,013	23.29%	$10,773	24.63%
Requirement	3,055	8.00%	3,333	8.00%	3,386	8.00%	3,439	8.00%	3,500	8.00%
Excess	$2,161	5.66%	$5,357	12.86%	$5,965	14.09%	$ 6,574	15.29%	$ 7,273	16.63%
Reconciliation of capital infused into Quaint Oak:										
Net proceeds infused			$4,188		$4,975		$5,763		$6,668	
Less:										
Common stock acquired by employee stock ownership plan			(714)		(840)		(966)		(1,111)	
Pro forma increase in GAAP and regulatory capital			$3,474		$4,135		$4,797		$5,557	

(1) Adjusted total or adjusted risk-weighted assets, as appropriate.

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
Quaint Oak Savings Bank, Southampton, PA
Prices as of March 9, 2007

Valuation Pricing Multiples		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	Pennsylvania Companies Mean	Pennsylvania Companies Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings multiple	=	P/E	15.52 x	16.82x	15.02x	16.21x	15.81x	19.35x	16.53x
Price-core earnings multiple	=	P/CE	15.52 x	16.71x	15.83x	15.26x	16.22x	19.88x	17.32x
Price-book ratio	=	P/B	78.20%	124.85%	128.51%	123.53%	128.51%	146.53%	134.33%
Price-tangible book ratio	=	P/TB	78.20%	128.90%	131.08%	152.83%	141.79%	165.24%	160.01%
Price-assets ratio	=	P/A	15.02%	13.62%	11.13%	10.29%	9.21%	17.73%	14.50%

Valuation Parameters

				% of Offering	% of Offering + Foundation
Pre-Conversion Earnings (Y)	$570,000	(Yr End 12/06)	ESOP Stock as % of Offering (	8.00%	8.00%
Pre-Conversion Core Earnings	$570,000	(Yr End 12/06)	Cost of ESOP Borrowings (S)	0.00%	
Pre-Conversion Book Value (B)	$4,737,000	(12/06)	ESOP Amortization (T)	15.00	years
Pre-Conv. Tang. Book Value (B)	$4,737,000	(12/06)	RRP Stock as % of Offering (M	4.00%	4.00%
Pre-Conversion Assets (A)	$61,207,000	(12/06)	Stock Programs Vesting (N)	5.00	years
Reinvestment Rate: (12/06 1 Yr. T-Bill	5.000%		Fixed Expenses	$550,000	
Tax rate (TAX)	39.00%		Variable Expenses (Midpoint)	$0	0.00%
A-T Reinvestment Rate(R)	3.050%		Percent Sold (PCT)	100.00%	
Est. Conversion Expenses (1)(X)	5.24%		MHC Assets	$0	
Insider Purchases	$500,000		Options as % of Offering (O1)	10.00%	10.00%
Price/Share	$10.00		Estimated Option Value (O2)	38.60%	
Foundation Cash Contrib. (FC)	$0		Option Vesting Period (O3)	5.00	years
Found. Stk Contrib (% of Total Shrs (F	0.00%		% of Options taxable (O4)	25.00%	
Foundation Tax Benefit (Z)	$0		Payoff of FHLB Advances (PA)	$0	
			Weighted Average Rate of Adv	0.00%	

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O3)}$ V= $10,500,000

1. $V = \frac{P/E * (Y)}{- P/Core E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O}$ V= $10,500,000

2. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-FC-FS)}$ V= $10,500,000

2. $V = \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-FC-FS)}$ V= $10,500,000

3. $V = \frac{P/A * (A+Z+PA)}{1 - P/A * PCT * (1-X-E-M-FC-FS)}$ V= $10,500,000

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued	Price Per Share	Market Value of Stock Sold in Offering	Market Value of Stock Issued in Offering
Supermaximum	0	1,388,625	0	1,388,625	$10.00	$13,886,255	$13,886,255
Maximum	0	1,207,500	0	1,207,500	10.00	12,075,000	$12,075,000
Midpoint	0	1,050,000	0	1,050,000	10.00	10,500,000	$10,500,000
Minimum	0	892,500	0	892,500	10.00	8,925,000	$8,925,000

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued
Supermaximum	0.000%	100.000%	0.000%	100.000%
Maximum	0.000%	100.000%	0.000%	100.000%
Midpoint	0.000%	100.000%	0.000%	100.000%
Minimum	0.000%	100.000%	0.000%	100.000%

(1) Estimated offering expenses at midpoint of the offering.

EXHIBIT IV-8
Quaint Oak Bank
Pro Forma Effect of Conversion Proceeds

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Quaint Oak Savings Bank, Southampton, PA
At the Minimum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$8,925,000**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$8,925,000**
2.	Offering Proceeds of Shares Sold In Offering	$8,925,000
	Less: Estimated Offering Expenses	550,000
	Net Conversion Proceeds	$8,375,000
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$8,375,000
	Less: Cash Contribution to Foundation	0
	Less: Payoff of FHLB Advances	0
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(1,071,000)
	Net Conversion Proceeds Reinvested	$7,304,000
	Estimated net incremental rate of return	3.05%
	Earnings Increase	$222,772
	Plus: A-T Reduction in FHLB Adv. Interest Expense	0
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(29,036)
	Less: Stock Programs Vesting (3)	(43,554)
	Less: Option Plan Vesting (4)	(62,183)
	Net Earnings Increase	$87,999

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2006 (reported)	$570,000	$87,999	$657,999
12 Months ended December 31, 2006 (core)	$570,000	$87,999	$657,999

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2006	$4,737,000	$7,304,000	$0	$12,041,000
December 31, 2006 (Tangible)	$4,737,000	$7,304,000	$0	$12,041,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
December 31, 2006	$61,207,000	$7,304,000	$0	$0	$68,511,000

(1) Includes ESOP purchases equal to 8.00% of the offering, and stock program purchases equal to 4.00% of the offering.
(2) ESOP stock amortized over 15 years, and amortization expense is tax effected at 39%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Quaint Oak Savings Bank, Southampton, PA
At the Midpoint of the Range

1.	Market Value of Shares Sold In Offering:	$10,500,000
	Market Value of Shares Issued to Foundation:	0
	Total Market Value of Company:	$10,500,000
2.	Offering Proceeds of Shares Sold In Offering	$10,500,000
	Less: Estimated Offering Expenses	550,000
	Net Conversion Proceeds	$9,950,000
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$9,950,000
	Less: Cash Contribution to MHC	0
	Less: Payoff of FHLB Advances	0
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(1,260,000)
	Net Conversion Proceeds Reinvested	$8,690,000
	Estimated net incremental rate of return	3.05%
	Earnings Increase	$265,045
	Plus: A-T Reduction in FHLB Adv. Interest Expense	0
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(34,160)
	Less: Stock Programs Vesting (3)	(51,240)
	Less: Option Plan Vesting (4)	(73,157)
	Net Earnings Increase	$106,488

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2006 (reported)	$570,000	$106,488	$676,488
12 Months ended December 31, 2006 (core)	$570,000	$106,488	$676,488

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2006	$4,737,000	$8,690,000	$0	$13,427,000
December 31, 2006 (Tangible)	$4,737,000	$8,690,000	$0	$13,427,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
December 31, 2006	$61,207,000	$8,690,000	$0	$0	$69,897,000

(1) Includes ESOP purchases equal to 8.00% of the offering, and stock program purchases equal to 4.00% of the offering.
(2) ESOP stock amortized over 15 years, and amortization expense is tax effected at 39%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Quaint Oak Savings Bank, Southampton, PA
At the Maximum of the Range

1.	Market Value of Shares Sold In Offering:	$12,075,000
	Market Value of Shares Issued to Foundation:	0
	Total Market Value of Company:	$12,075,000
2.	Offering Proceeds of Shares Sold In Offering	$12,075,000
	Less: Estimated Offering Expenses	550,000
	Net Conversion Proceeds	$11,525,000
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$11,525,000
	Less: Cash Contribution to MHC	0
	Less: Payoff of FHLB Advances	0
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(1,449,000)
	Net Conversion Proceeds Reinvested	$10,076,000
	Estimated net incremental rate of return	3.05%
	Earnings Increase	$307,318
	Plus: A-T Reduction in FHLB Adv. Interest Expense	0
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(39,284)
	Less: Stock Programs Vesting (3)	(58,926)
	Less: Option Plan Vesting (4)	(84,130)
	Net Earnings Increase	$124,978

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2006 (reported)	$570,000	$124,978	$694,978
12 Months ended December 31, 2006 (core)	$570,000	$124,978	$694,978

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2006	$4,737,000	$10,076,000	$0	$14,813,000
December 31, 2006 (Tangible)	$4,737,000	$10,076,000	$0	$14,813,000

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
December 31, 2006	$61,207,000	$10,076,000	$0	$0	$71,283,000

(1) Includes ESOP purchases equal to 8.00% of the offering, and stock program purchases equal to 4.00% of the offering.
(2) ESOP stock amortized over 15 years, and amortization expense is tax effected at 39%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Quaint Oak Savings Bank, Southampton, PA
At the Supermaximum Value

1.	**Market Value of Shares Sold In Offering:**	**$13,886,255**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$13,886,255**
2.	Offering Proceeds of Shares Sold In Offering	$13,886,255
	Less: Estimated Offering Expenses	550,000
	Net Conversion Proceeds	$13,336,255
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$13,336,255
	Less: Cash Contribution to MHC	0
	Less: Payoff of FHLB Advances	0
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(1,666,351)
	Net Conversion Proceeds Reinvested	$11,669,904
	Estimated net incremental rate of return	3.05%
	Earnings Increase	$355,932
	Plus: A-T Reduction in FHLB Adv. Interest Expense	0
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(45,177)
	Less: Stock Programs Vesting (3)	(67,765)
	Less: Option Plan Vesting (4)	(96,750)
	Net Earnings Increase	$146,241

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended December 31, 2006 (reported)	$570,000	$146,241	$716,241
12 Months ended December 31, 2006 (core)	$570,000	$146,241	$716,241

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
December 31, 2006	$4,737,000	$11,669,904	$0	$16,406,904
December 31, 2006 (Tangible)	$4,737,000	$11,669,904	$0	$16,406,904

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
December 31, 2006	$61,207,000	$11,669,904	$0	$0	$72,876,904

(1) Includes ESOP purchases equal to 8.00% of the offering, and stock program purchases equal to 4.00% of the offering.
(2) ESOP stock amortized over 15 years, and amortization expense is tax effected at 39%.
(3) Stock programs amortized over 5 years, and amortization expense is tax effected at 39%.
(4) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

EXHIBIT IV-9
Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended December 31, 2006

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
BRBI	Blue River Bancshares of IN(1)	1,426	0	0	0	1,426	3,507	0.41
ESBK	Elmira Svgs Bank, FSB of NY(1)	2,756	501	-170	0	3,087	1,330	2.32
FFDF	FFD Financial Corp of Dover OH(4)	841	-92	31	0	780	1,106	1.41
PEDE	Great Pee Dee Bancorp of SC(4)	834	-35	12	0	811	1,789	0.91
HARL	Harleysville Svgs Fin Cp of PA	3,877	-27	9	0	3,859	3,861	1.00
MFLR	Mayflower Co-Op. Bank of MA(1)	1,117	196	-67	0	1,246	2,092	0.60
ROME	Rome Bancorp, Inc. of Rome NY	3,362	-21	7	0	3,348	8,465	0.40
THRD	TF Fin. Corp. of Newtown PA	5,514	-187	64	0	5,391	2,874	1.88
WVFC	WVS Financial Corp. of PA(4)	1,741	0	0	0	1,741	2,310	1.51
WSB	Washington SB, FSB of Bowie MD(1)	4,556	-695	236	0	4,097	7,483	0.55

(1) Financial information is for the quarter ending September 30, 2006.
(4) Figures are for two quarters of financial data, EPS figures are annualized.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1
RP® Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP® Financial provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. RP® Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP® Financial's staff draws from backgrounds in consulting, valuation, regulatory agencies and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and other financial service companies.

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RP® Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. RP® Financial analyzes strategic options to enhance shareholder value, achieve regulatory approval or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings improvement, operational matters and organizational issues. Strategy development typically focuses on: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation models provide the basis for evaluating the financial impact of alternative strategies and assessing their feasibility/compatibility with regulations and/or other guidelines.

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RP® Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP® Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

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RP® Financial's Key Personnel (Years of Relevant Experience) & Contact Information

Name	Telephone	E-mail
Ronald S. Riggins, Managing Director (26)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (21)	(703) 647-6546	wpommerening@rpfinancial.com
Gregory E. Dunn, Senior Vice President (23)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Senior Vice President (20)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Senior Vice President (18)	(703) 647-6549	joren@rpfinancial.com

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Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com


END

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